FIRST PACIFIC

Annual Report 2007 **First Pacific Company Limited**

Stock Code : 00142



Contribution from Operations


US$ millions
280
240
200
160
120
80
40
0
06
07

Recurring Profit


US$ millions
200
160
120
80
40
0
06
07

Market Capitalization


US$ billions
3.0
2.5
2.0
1.5
1.0
0.5
0
03
04
05
06
07





Contents

Contribution by Country


US$ millions
200
160
120
80
40
0
06 07
Philippines
06 07
Indonesia

Adjusted Net Asset Value by Country 31 December 2007


23%
77%

US$ millions	
Philippines	3,935.6
Indonesia	1,201.8
Total	**5,137.4**

Share Price Performance


HK$
6.5
6.0
5.5
5.0
4.5
4.0
3.5
Dec 06
Mar 07
Jun 07
Sep 07
Dec 07
Mar 08


sustain growth
and profitability

Creating long-term value in Asia

First Pacific is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

Listed in Hong Kong, First Pacific's shares are also available in the United States through American Depositary Receipts.

As at 31 December 2007, First Pacific's economic interest in PLDT is 26.3%, in Indofood 51.5% and in MPIC 85.6%.

First Pacific's principal investments are summarized on the inside back cover.

Chairman's Letter

Dear Shareholders

I reported last year that the outlook for 2007 was positive, and indeed the performance of our telecommunications and food businesses during this year showed significant progress.

Indofood achieved considerable advancement during the year. The enhancement in our operational efficiencies, marketing and distribution networks have contributed to significant improvement in our performance, despite rising cost pressures. As a premier food company, we continue to maintain our market leadership position for most of our product categories. The expansion opportunities we concluded in the Agribusiness part of Indofood, in particular the acquisition of a 64.4 per cent interest in Lonsum plantation, have allowed us to move toward self sufficiency in our CPO requirement and to become a major player in the oil palm plantation industry. The rising trends of oil and soft commodity prices are expected to continue in 2008 and present challenges to Indofood. However, we believe Indofood as a total food solutions company, supported by four complementary Strategic Business Groups and its dynamically evolving management will continue to deliver sustainable results.

PLDT's innovative spirit in developing new and better product offerings provided the basis for another year of sustainable growth in revenues, which amongst others saw further unprecedented gains in cellular penetration. Emphasis is now being given to new growth areas: in broadband, video and in mobile commerce, without of course neglecting its traditional businesses. We see another successful performance for PLDT in 2008.

The year 2007 was a milestone for MPIC. After many years of restructuring gains and losses, MPIC reported positive core net income for this year. Indeed, excellent progress has been made in the water distribution and healthcare businesses that were acquired earlier in the year. The outlook for 2008 suggests that complementary infrastructural business will be added to this portfolio as the business has returned to profitability.

First Pacific remains focused on its search for a transformational investment that will complement and balance its current portfolio. The increased dividend flows allow us to consider various capital management initiatives and acquisition opportunities which, together with the ongoing performance enhancements of our existing businesses, should offer steady improvement in shareholder returns in the years to come.

Sincerely

Anthoni Salim
Chairman

31 March 2008



First Pacific remains focused on its search for a transformational investment that will complement and balance its current portfolio

Managing Director and Chief Executive Officer's Letter

Dear Fellow Shareholders

2007 has been a year of strong operating performance and profit results for your Company. We reported an historic high net profit for the year. And our core income in 2007 has approached the highest recorded by First Pacific since 1996. I am in fact confident that in 2008, we have the ability to achieve a core net income at its highest ever in our twenty six years history.

All our operating businesses performed above expectations during the year:

- PLDT recorded its fifth consecutive year of historic high profits.
- Indofood reported its fourth consecutive year of significantly improved performance.
- MPIC posted profits after several years of restructuring losses, signifying a turnaround in its fortunes.



During the year, we have assessed a number of significant investment opportunities in line with our long-term investment strategy, in accordance with the criteria set forth below.

Investment Criteria

- Related to existing core businesses
- Strong cash flow
- Enable a significant management influence
- Offer long-term value appreciation
- Growth and return potential
- Emerging markets in Asia

We believe that opportunities continue to exist in Asia and, given the recent adverse developments in the global and regional equities markets – where asset values have been marked down – it is likely that a new window of investment opportunities is opening up. It is of course not clear how long this investment window will stay open. We will continue to review and evaluate such opportunities in accordance with the investment criteria described above.

Regrettably, our shares currently trade at an unacceptably steep discount. In that light, we need to consider capital management initiatives shortly, having regard to the progress we can make about closing value enhancing acquisitions, our available cash and funding resources which may be available externally.

With real GDP continuing to grow – albeit forecasted to be at a lower pace this year – in the emerging markets of Asia, we believe opportunities exist for long-term value creation

During the year, PLDT's robust cash flows enabled it to raise its capital expenditure level and increase its dividend payout to 100 per cent of core earnings. PLDT recorded its fifth consecutive year of historic high profits. Growth in the cellular, data and broadband businesses are expected to continue in 2008. The strategic challenges at PLDT will revolve around its continued ability to stay innovative and competitive, to sustain growth in profitability and cash flows, and to manage the transition of its revenue mix from traditional voice to data and expand its revenue base beyond its current, organic businesses. Indeed, PLDT has to re-invent itself yet again.

The acquisition of a 64.4 per cent of PT Perusahaan Perkebunan London Sumatra Indonesia Tbk (Lonsum) by Indofood through IndoAgri was concluded in November 2007. This investment represents a significant earnings enhancement for our food business at a time when the cost of raw materials is putting pressure on the margins of our processed, branded products. Indofood has now become one of the world's major palm oil plantation companies upon closure of the Lonsum transaction. On the branded side, Indofood will continue to maximize its extensive distribution system in 2008 through increased product offerings, third party as well as in house. However, it will continue to face cost pressures from rising prices of fuel and wheat, but with the enhanced supply of palm oil through its acquisition of Lonsum, the risks arising from increased palm oil prices is reduced.

The turnaround of MPIC has been accomplished in the year 2007. Its first healthcare investment in Makati Medical Center has performed above plan despite the start of a significant redevelopment and rehabilitation of its facilities which can cause business interruption in the interim. A solid start was made in executing the aggressive plans we have for the Maynilad Water franchise. In order to deliver water supply to a greater number of the population within our Metro Manila concession area, capital expenditures at Maynilad have been raised, with more funds being earmarked to roll out the network expeditiously. Maynilad Water successfully exited its rehabilitation status in February 2008, thus increasing the flexibility of its financing options and contributing to better earnings in the future. After having achieved a profitable position, MPIC can now look at other new investment areas to enhance earnings in the coming years.

Our cash position has, as a result of the significantly better operating performances of our businesses, improved during 2007. We enter 2008 with the same commitment to build shareholder value by making investments in complementary businesses in the emerging markets of Asia, and by considering any capital management initiatives that our financial position and pending investment plans allow or indeed call for.

Looking ahead to 2008, our view is cautiously optimistic. I see no reason why our core profits for 2008 should not rise above what we reported in 2007. I believe that the fundamental strengths of our businesses will withstand the pressures that will surface in our markets as a result of higher raw material costs and the challenges posed by the turmoil in global financial markets, and the constraints posed by slowing economic growth.

Again, I would like to thank our shareholders most sincerely for their continued support and patience.

Most cordially



Manuel V. Pangilinan
Managing Director and
Chief Executive Officer

31 March 2008

First Pacific Share Price vs HSI



First Pacific HK$
First Pacific
HSI
7
6
5
4
↑50%
↑39%
Dec 06
Mar 07
Jun 07
Sep 07
Dec 07
Mar 08
HSI
35,000
30,000
25,000
20,000

FIRST PACIFIC

REVIEW OF 2007 GOALS

GOAL	ACHIEVEMENT
Evaluate new investment opportunities in telecoms, consumer food products and infrastructure in the emerging markets in Asia	**Achieved** First Pacific group invested a total of US$1,566 million for business through acquisition At head office level • Completed the acquisition of additional approximately 6.4 per cent interest in PLDT At operating companies level • PLDT invested in Springfield and Blue Ocean • IndoAgri acquired 64.4 per cent interest in Lonsum and other plantations • MPIC secured an 84 per cent interest in Maynilad together with partners • MPIC invested in 33 per cent equity in Medical Doctors, Inc.
Continue to enhance value in our current operating businesses	**Achieved** • Recurring profit increased 29 per cent to US$193.7 million • First Pacific share price appreciated 50 per cent to close at HK$6.05 per share for 2007 while the Hang Seng Index rose 39 per cent **PLDT** • Profit contribution to the Group increased 28 per cent to US$177.5 million driven by continuous growth in cellular, knowledge processing solutions, customer interaction services businesses, and high demand in cellular and broadband services • Share price appreciated 25 per cent to close at Pesos 3,175 per share for 2007 while the Philippine Composite Index rose 21 per cent • Total cash dividends for 2007 is Pesos 184 (US$4.01) per share, representing 100 per cent payout of 2007 core earnings **Indofood** • Profit contribution to the Group increased 32 per cent to US$72.0 million driven by increased performance of the Agribusiness, flour and branded oil products • Share price appreciated 91 per cent to close at Rupiah 2,575 per share for 2007 while the Jakarta Composite Index rose by 52 per cent **MPIC** • With improved performances at Maynilad, Landco and Makati Medical Center, the turnaround gained momentum with a recurring profit contribution of US$2.3 million verses a recurring loss of US$3.7 million in 2006 • Share price declined 12 per cent to close at Pesos 4.4 per share for 2007 compared with the Philippine Composite Index up by 21 per cent
Strengthen balance sheet in support of new investment opportunities	**Partially achieved** • At the head office level, short-term bank loans were fully refinanced by long-term loans. Total bank loans of US$650 million will mature between 2011 and 2013 • Net debt level increased 1.2 times to US$532.4 million of which approximately US$510 million was employed to acquire the value-enhancing 6.4 per cent interest in PLDT

GOALS FOR 2008

- **Continue to enhance the profitability of operating companies**
- **Expand our business portfolio with complementary investments in telecoms, infrastructure, natural resources and consumer products in the emerging markets of Asia**
- **Manage capital within our overall investment plans and financial position to enhance shareholder returns**

PLDT

REVIEW OF 2007 GOALS

GOAL	ACHIEVEMENT
Manage transition to data and next generation services, and maximize the existing mainstream voice and text businesses	**Achieved** Service revenues of data/broadband and information and communications technology increased 22 per cent in peso terms to Pesos 68.4 billion (US$1,491.5 million). Revenues from traditional voice business down 2 per cent to Pesos 67.0 billion (US$1,461.0 million). Broadband subscribers more than doubled to 579,000 while cellular subscribers increased 5.9 million to over 30 million by the end of 2007.
Accelerate the expansion of knowledge processing solutions and customer interaction services businesses (previously named business process outsourcing and call center, respectively)	**Achieved** Knowledge processing solutions unit, SPi Group revenues up 122 per cent to Pesos 5.3 billion (US$115.6 million). SPi expanded its healthcare services by acquiring the entire equity interest of Springfield Service Corporation for a consideration of US$35.0 million. SPi's service seats increased to over 4,500 with facilities in the Philippines, India, Vietnam and USA. ePLDT Ventus grew its customer interaction services revenues by 24 per cent to Pesos 3.3 billion (US$72.0 million) and service seats increased 14 per cent to over 6,400.
Expand both domestic and international m-commerce businesses	**Ongoing** Domestically, at the end of January 2008, Smart successfully introduced two initiatives under the aegis of Land Bank of the Philippines and the Development Bank of the Philippines. Both services cater to the overseas Filipino workers market. Internationally, in February 2008, the National Commercial Bank of Saudi Arabia, the largest bank in the Gulf region, launched *QuickPay*, its mobile remittance service powered by *Smart Money*.
Continue segment specific programs to further increase network efficiency	**Achieved** Consolidated service revenues increased 8 per cent in peso terms to Pesos 135.5 billion (US$3.0 billion); GSM subscriber base grew by 5.9 million to over 30 million representing approximately 55 per cent of the total cellular market in the Philippines based on subscribers and approximately 59 per cent based on revenues. The broadband subscriber base more than doubled to 579,000 representing a market share of over 70 per cent. Consolidated EBITDA margin stood at 61 per cent.
Raise dividends to common shareholders to 70 per cent of 2007 core earnings	**Achieved** The sustainable strong performance and robust free cash position enable PLDT to declare a final dividend of Pesos 68 (US$1.48), representing the committed 70 per cent payout of its 2007 core earnings and a special dividend of Pesos 56 (US$1.22) per share. Together with the interim dividend of Pesos 60 (US$1.31) per share, total cash dividends for 2007 is Pesos 184 (US$4.01) per share, representing substantially 100 per cent payout of 2007 core earnings.

GOALS FOR 2008

- **Sustain overall service revenue growth and profitability**
- **Accelerate growth in wireless, broadband and ICT, both organically, as well as through acquisitions**
- **Leverage combined strengths in product innovation, technology expertise and networks**
- **Raise service quality to significantly improve the customer experience across a wide range of services and solutions**
- **Continue capital management, maintain dividends to common shareholders at 70 per cent of 2008 core earnings and retain the "look back" approach; implement share buyback program at times when the market price does not reflect management's view of share's value**

REVIEW OF 2007 GOALS

GOAL	ACHIEVEMENT
Leverage brand equity and market position to sustain growth and profitability	**Achieved** All principal business groups maintained their leading market positions, recorded sales growth despite significant increases in raw material and fuel costs. In rupiah terms, Indofood reported a 27.0 per cent improvement in consolidated sales to Rupiah 27,858.3 billion (US$3,040.3 million) (2006: Rupiah 21,941.6 billion; US$2,398.5 million) supported by more effective segment specific marketing programs, an enhanced stock point distribution system and products innovation.
Leverage stock point network to expand products distribution coverage	**Achieved** Covering of retail outlets increased to approximately 240 thousand. Sales grew 16.9 per cent to Rupiah 3,663.6 billion (US$399.8 million) (2006: Rupiah 3,132.9 billion; US$342.5 million). EBIT margin improved to 1.5 per cent (2006: 0.2 per cent) reflecting volume growth of both group and third party products, and higher prices.
Continue to implement cost control and operational efficiency programs	**Achieved** Overall selling expenses and general and administration expenses respectively reduced to 8.4 per cent and 4.8 per cent of consolidated sales from previous year's 9.5 per cent and 5.2 per cent. Gross margin remains at 23.6 per cent despite the increases in raw material and fuel costs.
Accelerate plantation expansion organically or through acquisition	**Achieved** Agribusiness group completed several plantation acquisitions in 2007 which included the acquisition of a 64.4 per cent interest in an Indonesian listed plantation company PT Perusahaan Perkebunan London Sumatra Indonesia Tbk (Lonsum) for a consideration of approximately Rupiah 6.2 trillion (US$673.0 million). Indofood Group's plantation land bank increased to 406,519 hectares from 138,542 hectares.
Strengthen balance sheet and reduce foreign currency exposure	**Substantially achieved** Part of its foreign currency loans were refinanced by a five-year Rupiah 2.0 trillion (US$212.3 million) rupiah bonds. The acquisition of a 64.4 per cent in Lonsum increased net debt to Rupiah 7,850.6 billion (US$833.3 million) of which approximately US$440 million will be refinanced by August 2008.

GOALS FOR 2008

- **Enhance brand equity and strengthen market position**
- **Principal business groups to continue their specific production and cost efficiency initiatives**
- **Integration of IndoAgri and Lonsum's operations**
- **Refinance short-term debts to longer term facilities**

METRO
PACIFIC
INVESTMENTS

REVIEW OF 2007 GOALS

GOAL	ACHIEVEMENT
Develop a comprehensive growth and enhanced profit strategy for Maynilad and Medical Doctors, Inc. (MDI)	**Achieved** Strategies in place. Both companies exceeded financial targets for 2007. **Maynilad** • Revenue from water, sewerage and other services increased 8 per cent to Pesos 7.4 billion (US$161.4 million) • Non-revenue water improved to an average of 66 per cent from 68 per cent in 2006 • Total billed water volume increased 9 per cent to 286 million cubic meters • Total billed water service connections increased 4 per cent to 703,519 **MDI** • Net income increased approximately 20 per cent to Pesos 269 million (US$5.9 million) • Construction of a new 13-level medical building is on schedule to be completed in August 2008
Raise new capital to fund potential new investments and to comply with the Philippine Stock Exchange's listing rules regarding free float requirement	**Achieved** MPIC raised approximately US$78 million convertible/exchangeable notes from First Pacific and the strategic investor, Ashmore, to fund its investments in Maynilad and MDI. Approximately Pesos 144 million (US$3.1 million) was raised through the conversion of MPIC warrants and 144 million new MPIC shares were issued. MPIC complied with the Philippine Stock Exchange's listing requirement concerning its free float.
Manage project developments at Landco to build profitable returns to the shareholders	**Achieved** Supported by the strong sales of its leisure and resort projects (including Amara en Terrazas and Playa Calatagan), and the completion of these projects ahead of schedule, Landco reported a profit of Pesos 261 million (US$5.7 million), a turnaround from a loss of Pesos 13 million (US$0.3 million) in 2006.
Continue to evaluate potential investment opportunities in various infrastructure sectors	**Achieved** MPIC completed the acquisition of an 84 per cent interest in Maynilad through its 50 per cent owned joint venture, DMCI-MPIC Water Company Inc. and subscribed for Pesos 750 million (US$18.2 million) subordinated convertible notes issued by MDI which operates and manages Makati Medical Center (MMC). The Pesos 750 million notes were fully converted in January 2008 and represent a 33.45 per cent equity interest in MDI. New infrastructure projects: harbor, toll roads and medical care are being reviewed.

GOALS FOR 2008

- **Secure new investment opportunities in the infrastructure, health care and hotel development sectors**
- **Expand project portfolio of middle- and high-end urban residential and luxury residential resorts**
- **Secure funding for business expansion**
- **Continue to improve profitability of Maynilad, Landco and MDI**

Board of Directors

ANTHONI SALIM

Chairman

Age 59, born in Indonesia. Mr. Salim is the son of Soedono Salim. He graduated from Ewell County Technical College in London. Mr. Salim is the President and CEO of the Salim Group, President Director and CEO of PT Indofood Sukses Makmur Tbk, and holds positions as Commissioner and Director in various companies, including Futuris Corporation Limited, Australia.

Mr. Salim serves on the Boards of Advisors of several multinational companies. He was a member of the GE International Advisory Board from September 1994, and is currently a member of the Advisory Board of ALLIANZ Group, an insurance company based in Germany, and Rabo Bank of the Netherlands. He joined the Asia Business Council in September 2004.

Mr. Salim has served as a Director of First Pacific since 1981 and assumed the role of Chairman in June 2003.

MANUEL V. PANGILINAN

Managing Director and Chief Executive Officer

Age 61, born in the Philippines. Mr. Pangilinan received a BA from Ateneo de Manila University and an MBA from University of Pennsylvania's Wharton School before working in the Philippines and Hong Kong for the PHINMA Group, Bancom International Limited and American Express Bank. He served as First Pacific's Managing Director after founding the Company in 1981, was appointed Executive Chairman in February 1999 and re-assumed the role of Managing Director and CEO in June 2003.

Mr. Pangilinan also served as President and CEO of PLDT since November 1998 and was appointed Chairman of PLDT in February 2004. He is the Chairman of Metro Pacific Investments Corporation, Smart Communications, Inc., Pilipino Telephone Corporation, Landco Pacific Corporation and Medical Doctors Inc. (Makati Medical Center), as well as the President Commissioner of PT Indofood Sukses Makmur Tbk.

In May 2006, the Office of the President of the Philippines awarded Mr. Pangilinan the Order of Lakandula, rank of Komandante in recognition of his contributions to the country. He was named Management Man of the Year 2005 by the Management Association of the Philippines and was awarded Honorary Doctorates in Humanities by Xavier University in 2007 and by San Beda College in 2002 in the Philippines. He was a member of the Board of Overseers of The Wharton School, University of Pennsylvania, and holds chairmanships in the Board of Trustees of Ateneo de Manila University, non-profit organizations Philippine Business for Social Progress and the Hong Kong Bayanihan Foundation. Mr. Pangilinan is also the President of the BAP-Samahang Basketbol Ng Pilipinas (the national association for basketball).

EDWARD A. TORTORICI

Executive Director

Age 68, born in the United States. Mr. Tortorici received a BS from New York University and an MS from Fairfield University. Mr. Tortorici has served in a variety of senior and executive management positions, including Corporate Vice President for Crocker Bank and Managing Director positions at Olivetti Corporation of America and Fairchild Semiconductor Corporation.

Mr. Tortorici subsequently founded EA Edwards Associates, an international management and consulting firm specializing in strategy formulation and productivity improvement with offices in USA, Europe and Middle East.

In 1987 Mr. Tortorici joined First Pacific as an Executive Director for strategic planning and corporate restructuring, and launched the Group's entry into the telecommunications and technology sectors. Presently, he oversees corporate strategy for First Pacific and guides the Group's strategic planning and corporate development activities. Mr. Tortorici serves as a Commissioner of PT Indofood Sukses Makmur Tbk which is based in Indonesia; a Director of Metro Pacific Corporation, Maynilad Water Services, Inc. and Landco Pacific Corporation, and an Executive Advisor of Metro Pacific Investments Corporation, companies located in the Philippines. He also serves as a Trustee of the Asia Society and the Metropolitan Museum of Manila.

ROBERT C. NICHOLSON

Executive Director

Age 52, born in Scotland. Mr. Nicholson qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a senior partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications, debt and equity capital markets, corporate reorganizations and the privatization of state-owned enterprises in the People's Republic of China.

Mr. Nicholson was a senior advisor to the Board of Directors of PCCW Limited between August 2001 and September 2003. He is an Independent Non-executive Director of QPL International Holdings Limited and Pacific Basin Shipping Limited. In November 2005, he became a Non-executive Director of India Capital Growth Fund Limited which is listed on the AIM market of the London Stock Exchange. Mr. Nicholson serves as a Commissioner of PT Indofood Sukses Makmur Tbk and is a Director of Level Up! International Holdings Pte Ltd. He joined First Pacific's Board in June 2003 and was named an Executive Director in November 2003.



Board of Directors (cont'd)

PROFESSOR EDWARD K.Y. CHEN, *GBS, CBE, JP*

Independent Non-executive Director

Age 63, born in Hong Kong and educated at the University of Hong Kong and Oxford University. Professor Chen is an Independent Non-executive Director of Asia Satellite Telecommunications and Wharf Holdings Limited. He was a trustee for Eaton Vance Management Funds. Formerly, Professor Chen served as President of Lingnan University from 1995 to 2007, and Professor and Director of the Centre of Asian Studies of the University of Hong Kong; Chairman of Hong Kong's Consumer Council; as an Executive Councillor of the Hong Kong Government; and as a Legislative Councillor. Professor Chen joined First Pacific's Board in 1993.

GRAHAM L. PICKLES

Independent Non-executive Director

Age 51, born in Australia. Mr. Pickles holds a Bachelor of Business degree (majoring in accounting). He is a member of the Certified Practising Accountants of Australia, and is a Fellow of the Australian Institute of Directors.

Mr. Pickles has significant experience in the distribution and technology sectors, running several distribution businesses in Asia and Australasia in the IT and telecommunications industries, over a career spanning more than 20 years.

Mr. Pickles serves as a Commissioner of PT Indofood Sukses Makmur Tbk and was appointed Chairman of Asia Pacific Brands India Limited in 2005. He was previously the CEO of Tech Pacific Holdings Limited, a wholly-owned subsidiary of First Pacific Company Limited until Tech Pacific was sold in 1997. Mr. Pickles was also a member of the executive committee of Hagemeyer N.V. in which First Pacific had a controlling interest until 1998. Mr. Pickles joined First Pacific's Board in 2004.

SIR DAVID W.C. TANG, *KBE*

Independent Non-executive Director

Age 53, born in Hong Kong, Mr. Tang was educated locally and then Cambridge, London and Beijing, where he also taught English and Philosophy. Mr. Tang is the founder of Shanghai Tang; the China Clubs in Beijing, Hong Kong and Singapore; China Tang in London and Pacific Cigars. He joined First Pacific's Board in 1989.

AMBASSADOR ALBERT F. DEL ROSARIO

Non-executive Director

Age 68, born in the Philippines. The former Ambassador of the Republic of the Philippines to the United States of America from October 2001 to August 2006. Ambassador del Rosario earned his Bachelor's Degree in Economics at New York University. He is currently Chairman of Gotuaco, del Rosario and Associates, Inc., BusinessWorld Publishing Corporation, Makati Foundation for Education and Stratbase, Inc., and is President of Philippine Telecommunications Investment Corporation. Ambassador del Rosario serves as Commissioner or Director in numerous companies and non-profit organizations including PT Indofood Sukses Makmur Tbk, Philippine Long Distance Telephone Company, Infrontier (Philippines), Inc., Metro Pacific Investments Corporation, Asia Traders Insurance Corporation, Landco Pacific Corporation, MediaQuest Holdings, Inc. and Philippine Cancer Society, and is a member of the Board of Trustees of the International Graduate University, Washington, DC. He also headed the development of Pacific Plaza Towers, Metro Pacific Corporation's signature project in Fort Bonifacio's Global City.

In September 2004, Ambassador del Rosario was conferred the Order of Sikatuna, Rank of Datu, by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations. He is moreover a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine Democracy and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education. He was elevated to the Xavier Hall of Fame in New York City in 2006. Ambassador del Rosario joined First Pacific's Board in June 2003.

SUTANTO DJUHAR

Non-executive Director

Age 79, born in Indonesia. Mr. Djuhar has founded numerous Indonesian companies involved primarily in real estate development. He is a Commissioner of PT Kartika Chandra and serves as a Director of PT Bogasari Flour Mills and Pacific Industries and Development Limited. Mr. Djuhar, who is the father of Tedy Djuhar, joined First Pacific's Board in 1981.

TEDY DJUHAR

Non-executive Director

Age 56, born in Indonesia. Mr. Djuhar received a Bachelor of Economics degree from the University of New England in Australia. Mr. Djuhar is the Vice President Director of PT Indocement Tunggal Prakarsa Tbk, Director of Pacific Industries and Development Limited, and Director of a number of other Indonesian companies. He is the son of Sutanto Djuhar. Mr. Djuhar joined First Pacific's Board in 1981.

NAPOLEON L. NAZARENO

Non-executive Director

(Appointed on 31 March 2008)

Age 58, born in the Philippines. Mr. Nazareno graduated in 1970 at the University of San Carlos in Cebu with a Bachelor of Science degree in Mechanical Engineering. He obtained a Master in Business Management degree at the Asian Institute of Management (AIM) in 1973. He also took the INSEAD Executive Program at the European Institute of Business Administration in Fountainbleau, France in 1983.

In 1973, Mr. Nazareno worked as an assistant product manager at the Flexible Packaging Division in Phimco Industries, Inc. and in 1981, he joined the international firm Akerlund & Rausing as Acting Production Manager in the local office. In 1989, he was named President and CEO of Akerlund & Rausing (Phils.). In 1995, Mr. Nazareno moved to Metro Pacific Corporation, serving as President and CEO until 1999.

In 1998, Mr. Nazareno moved on to the telecommunications industry as President and CEO of Pilipino Telephone Corporation, a cellular affiliate of PLDT. Mr. Nazareno became President and CEO of Smart Communications, Inc. in January 2000 and subsequently assumed the presidency at PLDT in 2004, positions he continues to hold concurrently.

IBRAHIM RISJAD

Non-executive Director

Age 74, born in Indonesia. Mr. Risjad serves as a Commissioner of PT Indofood Sukses Makmur Tbk. He joined First Pacific's Board in 1981.

BENNY S. SANTOSO

Non-executive Director

Age 50, born in Indonesia. Mr. Santoso graduated from Ngee Ann College in Singapore. He serves as a Director of PT Indocement Tunggal Prakarsa Tbk, and a Commissioner of PT Indofood Sukses Makmur Tbk and PT Indosiar Visual Mandiri Tbk. He also serves as a Director or a Commissioner of a number of other Indonesian companies. Mr. Santoso joined First Pacific's Board in June 2003.

Advisors

SOEDONO SALIM

Honorary Chairman and Advisor to the Board

Age 93, born in China. Mr. Salim served as First Pacific's Chairman from 1981 until February 1999, when he assumed his current titles. He serves as Chairman of the Salim Group.

SUDWIKATMONO

Advisor to the Board

Age 74, born in Indonesia. Mr. Sudwikatmono served as a Director of First Pacific from 1981 until February 1999, when he assumed his current title. He is a Vice President Commissioner of PT Indocement Tunggal Prakarsa Tbk and holds board positions with a number of other Indonesian companies.

Senior Executives

RICHARD L. BEACHER

Executive Vice President
Group Financial Controller

Age 49, born in United Kingdom. Mr. Beacher received a BA (Hons) in Economics and Accounting from University of Newcastle Upon Tyne, U.K. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants. Mr. Beacher moved to Hong Kong in 1984 with PriceWaterhouse and most recently served in financial positions with Hagemeyer Cosa Lieberman and latterly with Siemens Building Technologies as Global Business Line Controller. He joined First Pacific in 2006.

MAISIE M.S. LAM

Executive Vice President
Group Human Resources

Age 53, born in Hong Kong. Ms. Lam received a Diploma from the Hong Kong Polytechnic University/Hong Kong Management Association. She joined First Pacific in 1983.

JOSEPH H.P. NG

Executive Vice President
Group Finance

Age 45, born in Hong Kong. Mr. Ng received an MBA and a Professional Diploma in Accountancy from the Hong Kong Polytechnic University. He is a member of the Hong Kong Institute of Certified Public Accountants and of the Association of Chartered Certified Accountants. Mr. Ng joined First Pacific in 1988 from PriceWaterhouse's audit and business advisory department in Hong Kong. Prior to his appointment as Executive Vice President, Group Finance in May 2002, Mr. Ng was Group Treasurer of the First Pacific Group and served in several senior finance positions within the First Pacific Group.



RICHARD P.C. CHAN

Vice President
Group Finance

Age 38, born in Hong Kong. Mr. Chan received a BBA (Hons) degree from the Hong Kong Baptist University and an MBA from the Chinese University of Hong Kong. He is a Certified Public Accountant (Practising), a CFA charterholder and a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He has experience in auditing, accounting, finance and management spanning a diverse range of business activities. Mr. Chan joined First Pacific in 1996 from KPMG.

SARA S.K. CHEUNG

Vice President
Group Corporate Communications

Age 44, born in Hong Kong. Ms. Cheung received a BA in Business Economics from UCLA (University of California, Los Angeles) and an MBA from Southern Illinois University, Carbondale. She is a member of the National Investor Relations Institute. Ms. Cheung joined First Pacific in 1997 from the Public Affairs department of Wharf Limited and Wheelock and Company Limited.

NANCY L.M. LI

Vice President
Company Secretary

Age 50, born in Hong Kong. Ms. Li received a BA from McMaster University in Canada and a MSc in Corporate Governance and Directorship from Hong Kong Baptist University. She is a fellow of the Hong Kong Institute of Company Secretaries and The Institute of Chartered Secretaries & Administrators of Great Britain. Ms. Li joined First Pacific in 1987 from the Hong Kong Polytechnic University's academic secretariat. Prior to that, she worked in the company secretarial department of Coopers & Lybrand. Ms. Li was appointed as First Pacific's Company Secretary in May 2003.

PETER T.H. LIN

Vice President
Group Tax and Treasury

Age 38, born in Hong Kong. Mr. Lin received an MSc in Management Sciences and BSc in Economics and Statistics from the University of Southampton and Coventry University respectively. He is a Fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a member of the Institute of Chartered Accountants in England and Wales and the Hong Kong Tax Institute. Mr. Lin joined First Pacific in 1998 from KPMG where he was a Tax Manager specializing in Corporate Tax.



FIRST
PACIFIC

Contribution by Country


US$ millions
200
160
120
80
40
0
06 07
Philippines
06 07
Indonesia


profit
contribution
from operations
↑33.1%

Contribution Summary

	Turnover		Contribution to Group profit[(i)]	
For the year ended 31 December US$ millions	**2007**	2006	**2007**	2006
PLDT[(ii)]	**–**	–	**177.5**	138.2
Indofood	**3,040.3**	2,398.5	**72.0**	54.7
MPIC	**34.7**	76.3	**2.3**	(3.7)
From operations	**3,075.0**	2,474.8	**251.8**	189.2
Head Office items:				
– Corporate overhead			**(15.0)**	(13.7)
– Net interest expense			**(36.3)**	(22.9)
– Other expenses			**(6.8)**	(2.7)
Recurring profit			**193.7**	149.9
Foreign exchange and derivative gains/(losses)[(iii)]			**30.1**	(51.5)
Non-recurring items[(iv)]			**286.6**	66.1
Profit attributable to equity holders of the parent			**510.4**	164.5

(i) After taxation and minority interest, where appropriate
(ii) Associated company
(iii) 2007's foreign exchange and derivative gains include a gain of US$27.7 million (2006: US$31.2 million) on changes in the fair value of certain PLDT shares designated as financial assets at fair value through profit or loss, gains of US$25.6 million (2006: US$7.0 million) on the changes in the fair values of derivatives and foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables, partly offset by a loss of US$23.2 million (2006: US$89.7 million) on revaluation of option element embedded in Head Office's Exchangeable Notes.
(iv) 2007's non-recurring gains of US$286.6 million mainly comprise a gain on divestment of the Group's interest in PLDT of US$174.7 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution of the Group's effective interest in Indofood's oils and plantations businesses of US$75.9 million. 2006's non-recurring gains of US$66.1 million mainly comprise a gain on divestment of the Group's interest in PLDT of US$58.2 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution upon conversion of PLDT's convertible preference shares of US$38.7 million, partly offset by impairment provisions for certain of the Group's assets.

During the year, the Group's operating businesses performed above expectations, driven by the strong growth and improved operational performance of our businesses in the Philippines and Indonesia. Turnover increased 24 per cent to US$3,075.0 million (2006: US$2,474.8 million) whilst profit contributions reached US$251.8 million (2006: US$189.2 million), an increase of 33 per cent. Recurring profit grew 29 per cent to US$193.7 million from US$149.9 million in 2006.

The Group recorded US$30.1 million net foreign exchange and derivative gains (2006: losses of US$51.5 million) and US$286.6 million (2006: US$66.1 million) of net non-recurring gains. As a result, the Group recorded a net profit for 2007 of US$510.4 million, about three times as much profit recorded in 2006.

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar is summarized below.

Exchange rates against the U.S. dollar			
At 31 December	**2007**	2006	One year change
Closing			
Peso	**41.28**	49.06	+18.8%
Rupiah	**9,419**	9,020	-4.2%

Exchange rates against the U.S. dollar			
For the year ended 31 December	**2007**	2006	One year change
Average			
Peso	**45.86**	51.16	+11.6%
Rupiah	**9,163**	9,148	-0.2%

In 2007, the Group recorded net foreign exchange and derivative gains of US$30.1 million (2006: losses of US$51.5 million), which may be further analyzed as follows:

US$ millions	2007	2006
Head Office	**2.7**	(59.4)
PLDT	**11.2**	4.7
Indofood	**2.0**	3.8
MPIC	**14.2**	(0.7)
Others	**–**	0.1
Total	**30.1**	(51.5)

Acquisitions

At the head office level, First Pacific completed the acquisition of an additional 6.4 per cent interest in PLDT for a consideration of approximately US$510 million from the Philippine Government. At operating company level, First Pacific participated in the infrastructure sector through MPIC's investments of approximately US$285 million in Maynilad and Makati Medical Center and in natural resources through IndoAgri's acquisition of a 64.4 per cent interest in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk (Lonsum) and other plantations for a total consideration of approximately US$694 million. Indofood also employed US$26 million to increase its interest in a shipping operation which supports the flour business and PLDT invested a total of US$51 million to expand its wireless and information and communications technology operations. In summary, the First Pacific Group invested a total of approximately US$1,566 million for business expansion through acquisitions in the year 2007.

Operational

PLDT recorded its fifth consecutive year of record profits. Profit contribution to the Group increased 28 per cent to US$177.5 million driven by continuous growth in cellular, knowledge processing solutions and customer activation services businesses, and high demand for broadband services. Total cash dividends declared for 2007 was Pesos 184 (US$4.01) per share, representing 100 per cent payout of 2007 core earnings.

Indofood recorded its fourth consecutive year of significantly improved performance. Profit contribution to the Group increased 32 per cent to US$72.0 million driven by volume growth of the noodles division and the increase in average selling prices of noodles, flour and branded oil products. Dividend payout to shareholders remains at 40 per cent of core earnings which is restricted by Indofood's loan covenants. Total dividend of Rupiah 31 (U.S. 0.34 cent) per share for 2006 was received in 2007.

MPIC's investments in water distribution, second home development and healthcare all performed ahead of target. Driven by improved performance of Maynilad and Landco, MPIC's turnaround gained momentum with a recurring profit contribution of US$2.3 million from a recurring loss of US$3.7 million in 2006.

2008 Outlook

Despite the recent turmoil in financial markets and the expected slowdown in the global economy, which will undoubtedly impact Asia – our view of 2008 prospects is cautiously optimistic. It is important that our operating companies continue to show improved performance in profits and in cash flow particularly – as a sanctuary against uncertain economic times.

As equity and debt values are anticipated to decline in the course of this turbulence, opportunities for First Pacific to expand its investment portfolio should arise.

Both the Indonesian and Philippine economies should perform reasonably well under the circumstances. Whilst their real growth is expected to slow, prospects for our businesses' growth remain reasonably optimistic.


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0
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changing lives

PLDT

Share Price Performance



Peso
3,200
3,000
2,800
2,600
2,400
2,200
Dec 06
Mar 07
Jun 07
Sep 07
Dec 07
Mar 08

An analysis of PLDT's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

US$ millions	Turnover 2007	Turnover 2006	Turnover % change	Profit 2007	Profit 2006	Profit % change
Wireless	**1,886.1**	1,532.2	+23.1	**960.7**	777.1	+23.6
Fixed Line	**1,058.7**	960.5	+10.2	**251.9**	319.5	-21.2
ICT*	**219.3**	127.9	+71.5	**12.9**	2.9	+344.8
Inter-segment elimination	**(209.9)**	(174.4)	+20.4	**-**	–	–
Total	**2,954.2**	2,446.2	+20.8			
Segment result				**1,225.5**	1,099.5	+11.5
Net borrowing costs				**(117.5)**	(178.8)	-34.3
Share of profits less losses of associates and joint ventures				**(0.2)**	(1.4)	-85.7
Profit before taxation				**1,107.8**	919.3	+20.5
Taxation				**(413.1)**	(314.3)	+31.4
Profit for the year				**694.7**	605.0	+14.8
Minority interest				**0.6**	(4.3)	–
Profit attributable to equity holders				**695.3**	600.7	+15.7
Preference dividends				**(10.0)**	(8.9)	+12.4
Profit attributable to ordinary shareholders				**685.3**	591.8	+15.8
Average shareholding (%)				**25.9**	23.4	–
Contribution to group profit				**177.5**	138.2	+28.4

* Information and Communications Technology

Smart GSM Systemwide Subscriber Numbers



Millions
35
30
25
20
15
10
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07

PLDT recorded its fifth consecutive year of record profits in 2007. Its profit contribution to the Group increased 28 per cent to US$177.5 million (2006: US$138.2 million) representing 70 per cent of First Pacific's aggregate profit contribution from operations of subsidiary and associated companies during the year.

In peso terms, PLDT's consolidated core net income before non-recurring items, foreign exchange translation and derivative gains increased by 11 per cent to Pesos 35.2 billion (US$767.6 million) (2006: Pesos 31.5 billion; US$615.7 million) reflecting an increase in revenues and EBITDA and lower interest expenses which were partially offset by the approximately 10 per cent appreciation of the peso during 2007. Reported net income improved by 2 per cent to Pesos 36.0 billion (US$785.0 million) (2006: Pesos 35.1 billion; US$686.1 million) resulting from higher foreign exchange gains and lower additional depreciation charges, partly offset by higher provision for income taxes.


SMART

GSM subscribers 30 million

Consolidated service revenues increased 8 per cent to Pesos 135.5 billion (US$2,954.2 million) (2006: Pesos 125.0 billion; US$2,446.2 million) mainly due to higher revenue contributions from its data and Information and Communications Technology (ICT) businesses, which were reduced slightly by the lower revenues from the Fixed Line business. With approximately 38 per cent of PLDT Group's revenues linked to the U.S. dollar, consolidated service revenues would have been 13 per cent higher excluding the negative impact of the approximately 10 per cent appreciation of the peso. Consolidated PLDT's consolidated free cash flow increased 25 per cent to Pesos 46.5 billion (US$1,014.0 million) (2006: Pesos 37.2 billion; US$727.1 million) after implementation of capital expenditure of Pesos 24.8 billion (US$540.8 million) (2006: Pesos 20.7 billion; US$404.6 million). Consolidated capital expenditure increased 20 per cent with provision of additional capacity for wireless and broadband services (as demand was higher than anticipated) and incremental international capacity and redundancy together with upgrading of the fixed line network.

consolidated free cash flow ↑25% to US$1 billion



EBITDA improved by 4 per cent to Pesos 82.9 billion (US$1,807.7 million) (2006: Pesos 79.8 billion; US$1,555.9 million) and EBITDA margin declined to 61 per cent (2006: 64 per cent) of service revenues as a result of foreign exchange impact on dollar-linked revenues and certain non-recurring charges.

PLDT repaid debts of approximately US$200 million during the year. Consequently, consolidated debt and net debt were reduced to US$1.6 billion and US$0.9 billion, respectively (2006: total debt US$1.8 billion, net debt US$1.3 billion). Net debt to EBITDA and net debt to equity improved to 0.42 times and 0.31 times, respectively.

The sustainable strong performance and robust free cash position enabled PLDT to declare a final dividend of Pesos 68 (US$1.48) and a special dividend of Pesos 56 (US$1.22) per share. Together with the interim dividend of Pesos 60 (US$1.31) per share, total cash dividends for 2007 is Pesos 184 (US$4.01) per share, representing substantially 100 per cent payout of 2007 core earnings.

Wireless: Smart and Piltel's consolidated wireless service revenues increased by 10 per cent to Pesos 86.5 billion (US$1,886.1 million) (2006: Pesos 78.4 billion; US$1,532.2 million), reflecting a 190 per cent and a 14 per cent revenue growth in wireless broadband and data revenues, respectively. Twenty-four per cent of total wireless revenues are linked to the U.S. dollar. Wireless revenues would have grown by 13 per cent over 2006 had the peso remained stable. Wireless EBITDA increased by 10 per cent to Pesos 55.3 billion (US$1,205.8 million) (2006: Pesos 50.3 billion; US$983.2 million) on account of the growth in subscriber base. EBITDA margins were stable at 64 per cent (2006: 64 per cent).

Voice service revenues increased 3 per cent to Pesos 36.1 billion (US$787.2 million) (2006: Pesos 35.2 billion; US$688.0 million) reflecting an increase in domestic voice, international long distance and voice roaming revenues, and domestic and international inbound revenues which were partly eroded by the appreciation of peso. Cellular voice services accounted for 42 per cent of cellular revenues.

Data service revenues increased by 14 per cent to Pesos 44.1 billion (US$961.6 million) (2006: Pesos 38.7 billion; US$756.5 million) which accounted for 51 per cent of cellular revenues. Data services include all text messaging-related services and value-added services.

The combined GSM subscriber base of Smart and Piltel's *Talk 'N Text* grew by 5.9 million to 30.0 million (2006: 24.2 million) representing approximately 55 per cent of the total cellular market in the Philippines based on subscribers and 59 per cent in terms of revenue.


Introducing!
PLDT
landline
P100
lang!

cellular penetration 55%

The sustainable subscriber growth was driven by an enhanced segment specific acquisition program, attractive packages and the strong economic growth of the Philippines in 2007. At the end of 2007, the cellular penetration rate in the Philippines was approximately 55 per cent. Prepaid subscribers accounted for approximately 99 per cent of the total subscriber base as at the end of 2007. Net blended ARPU decreased 11 per cent to Pesos 248 (US$5.4)

as the service reached deeper into the lower income segments. Prepaid subscriber average acquisition cost was approximately Pesos 63 (US$1.4) with margins stable at above 60 per cent. Churn rate remained at approximately 3 per cent.

Smart's wireless broadband service *SmartBro's* subscriber base increased by 148 per cent to approximately 302,000 (2006: 122,000). Its broadband network expanded to 2,780 wireless broadband-enabled base stations located throughout the Philippines which enabled subscribers in 625 cities


myTV



and municipalities to access high speed internet services.

Wireless and fixed line internet and broadband services are at an early stage of development. Demand for broadband services is expected to increase more rapidly once personal computer penetration increases on account of decreasing prices.

Smart continued its segment specific marketing and subscriber acquisition approach. In addition to launching various innovative and competitive value driven packages to stimulate text and voice usage and to improve network efficiency, it also partnered with overseas carriers to stimulate international usage of its services. Smart's 3G services are offered at rates similar to those of 2G services. Its 3G network is capable for video calling, video streaming, high-speed internet browsing and downloading of special 3G content.

Smart expanded its revenue base beyond the domestic market. It partnered with the global satellite communications service provider Immarsat plc offering prepaid wireless satellite phone services under *SMARTLink* brand. *SMARTLink* offers a range of more affordable voice and data services through its global satellite-based infrastructure. Its coverage will be expanded to India, the Indian Ocean, the Middle East, Africa, half of the Australian continent, and part of Russia and the Pacific Ocean. It plans to reach global coverage by 2009. This prepaid service can be topped up electronically and through the web.

As a complementary service to *SMARTLink*, Smart acquired a 30 per cent equity interest in Blue Ocean Wireless (BOW) for a consideration of US$16 million. BOW is a Dublin-based company which owns the world's first global maritime GSM network. Through this acquisition, Smart is able to offer its voice and text services to a potential 1.2 million seafarers through BOW's patented GSM platform, Altobridge. BOW is targeting equipping 1,200 vessels by the end of 2008.

Starting March 2008, NTT DoCoMo's i-mode has been made available in the Philippines exclusively to Smart subscribers which allows subscribers to access email and internet services via their handsets.

Fixed Line: Fixed Line service revenues decreased 1 per cent to Pesos 48.6 billion (US$1,058.7 million) (2006: Pesos 49.2 billion; US$960.5 million) resulting from the increase in corporate data and digital subscriber line (DSL) services revenues offset by the lower revenues of national long distance, local exchange and international long distance call services, and the approximately 10 per cent appreciation of the peso during the year. Fixed Line EBITDA decreased 7 per cent to Pesos 26.4 billion (US$575.7 million) (2006: Pesos 28.4 billion; US$555.1 million) reflecting foreign exchange impact and higher cash operating expenses in relation to manpower rightsizing. As a result, EBITDA margins decreased to 54 per cent (2006: 58 per cent).

Total international long distance service revenues decreased 13 per cent to Pesos 8.7 billion (US$189.7 million) (2006: Pesos 9.9 billion; US$193.5 million) reflecting the negative impact of the peso appreciation and a decrease in average termination rates for inbound calls slightly reduced by an increase in call volumes. It accounted for 18 per cent of Fixed Line service revenues (2006: 20 per cent).

Data and other network services revenues increased 16 per cent to Pesos 15.9 billion (US$346.7 million) (2006: Pesos 13.7 billion; US$267.8 million) primarily due to increases in leased lines, IP-based and packet-based data services. This service segment accounted for 33 per cent of Fixed Line service revenues (2006: 28 per cent).

PLDT's retail DSL subscriber base nearly doubled to 264,291 (2006:133,159), while *Vibe* dial-up internet service has 230,995 (2006: 297,250) subscribers.





Revenues improved 17 per cent to Pesos 4.1 billion (US$89.4 million) (2006: Pesos 3.5 billion; US$68.4 million). PLDT's consolidated DSL, wireless broadband and internet service revenues increased 46 per cent to Pesos 7.6 billion (US$165.7 million) (2006: Pesos 5.2 billion; US$101.6 million). Broadband subscriber base more than doubled to 579,000 which accounted for more than 70 per cent of the market in the Philippines.

PLDT is continuing the upgrade of its Fixed Line facilities to Next Generation Network (NGN) to support the growing demand for data-capable facilities from the small and medium enterprise market. The NGN facilities have been rolled out in key residential and business areas across the Philippines. The expansion of Smart's wireless broadband network, the integration of back-office support functions,

the re-engineering of processes and the re-orientation of its employees will further enhance its capability to offer innovative data and other next generation communication services.

In addition to capturing the organic growth in the Philippine market, PLDT is looking for telecoms related expansion opportunities in the international market. It partnered with 13 companies to construct the Asia-America Gateway (AAG) which will provide the first direct high capacity cable connectivity among

ePLDT combined service seats ↑17% to 10,900



Southeast Asian countries and the U.S. mainland. The project is expected to be completed in 2008.

Information and Communications Technology (ICT): ePLDT provides knowledge processing solutions (KPS) (previously named business process outsourcing) services primarily through the SPi Group and customer interaction services (CIS) (previously named call center business) under the *Ventus* brand. ePLDT's service revenues rose 59 per cent to Pesos 10.1 billion (US$219.3 million) (2006: Pesos 6.3 billion; US$127.9 million) reflecting the consolidation of the SPi Group and the continued growth of the customer interaction services. As approximately 82 per cent of ePLDT's revenues were U.S. dollar-linked, its revenues would have further increased by 15 per cent if the peso had remained unchanged year-on-year. Consolidated EBITDA margins declined to 11 per cent (2006: 15 per cent) resulting from the appreciation of the peso, the higher costs for the new employee incentive schemes and the longer lead times required to offshore the medical transcription business from the United States to the Philippines and India.

During the year, KPS service revenues increased 122 per cent to Pesos 5.3 billion (US$115.6 million) (2006: Pesos 2.4 billion; US$46.9 million) reflecting a full year's contribution from SPi Group. KPS accounted for 52 per cent of ICT total service revenues. SPi has over 4,500 seats (2006: 3,700 seats) the bulk of which are located in the Philippines and the balance in India, Vietnam and the USA.

The business outlook for KPS and CIS is promising as the Philippine government plans to achieve a 10 per cent share of the global outsourcing market by 2010 from the current five per cent. In order to increase its participation in the growing global outsourcing business and to diversify its revenue base, SPi acquired the entire equity interest of Springfield Service Corporation (Springfield) in April 2007 for a consideration of US$35.0 million. Springfield is US-based and one of the largest players in the medical billing and revenue cycle management market, its core services including patient scheduling, coding and compliance assistance, consulting and special reporting.

CIS group services consist of inbound calls for customer care, product inquiries, sales and technical support based on active minutes, billable hours and full-time equivalents; and outbound

calls for sales and collection based on active minutes, billable hours and full-time equivalents. CIS's revenues increased 24 per cent to Pesos 3.3 billion (US$72.0 million) (2006: Pesos 2.6 billion; US$50.8 million) from the expansion of its facilities. This segment accounted for 32 per cent (2006: 41 per cent) of ICT total service revenues. CIS group owns and operates approximately 6,400 seats (2006: 5,600 seats) with 5,930 (2006: 5,130) customer service representatives in nine facilities at the end of 2007.

ePLDT continues to improve efficiency by expanding its client base and increasing capacity utilization. SPi and Ventus are undergoing functional integration for improving the overall margins which includes cross-unit sales and marketing program, integrating the IT and telecommunication networks, human resources, finance and accounting functions.

2008 Outlook

Although the Philippine economy remains robust, its growth will be constrained by the anticipated slowdown in the United States and the continued increase of oil prices.

Capital expenditure for 2008 is guided at Pesos 25.4 billion (US$615.3 million) which would be used to expand the wireless, broadband and international bandwidth capacities, and to continue upgrading the fixed line network to the NGN.

Growth will continue be realized in the wireless business, broadband and ICT, as well as in new businesses. For PLDT to sustain its growth, it must transform itself into an intensely-focused, customer-centric organization, delivering high quality yet affordable services to the greatest number of Filipinos.

The PLDT group is undergoing a strategic reorganization of key business and operational units in order to strengthen its leadership position and continue to be an industry innovator in the dynamic market environment. The ongoing efforts of maximizing the combined strengths across the wireless, fixed line, broadband, and ICT businesses will further enhance its effectiveness and efficiency.

In January 2008, the PLDT board approved a share buyback program of up to 2 million PLDT shares which is part of PLDT's capital management program. Its strong free cash flow allows PLDT to concurrently implement its capital management program and business expansion plans.



capital expenditure for 2008 US$615.3 million

Reconciliation of Reported Results Between PLDT and First Pacific

PLDT's operations are principally denominated in peso, which averaged Pesos 45.86 (2006: 51.16) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.



Peso millions	**2007**	2006
Net income under Philippine GAAP	**36,004**	35,116
Preference dividends[(i)]	**(457)**	(456)
Net income attributable to common shareholders	**35,547**	34,660
Differing accounting treatments[(ii)]		
– Reclassification of non-recurring items	**1,134**	(2,559)
– Others	**(3,565)**	(1,081)
Intragroup items[(iii)]	**300**	300
Adjusted net income under Hong Kong GAAP	**33,416**	31,320
Foreign exchange and derivative gains[(iv)]	**(1,987)**	(1,042)
PLDT's net income as reported by First Pacific	**31,429**	30,278
US$ millions		
Net income at prevailing average rates for 2007: Pesos 45.86 and 2006: Pesos 51.16	**685.3**	591.8
Contribution to First Pacific Group profit, at an average shareholding of 2007: 25.9% and 2006: 23.4%	**177.5**	138.2

(i) First Pacific presents net income after deduction of preference dividends.

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustment include:
- Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. In 2007, Pesos 0.5 billion (2006: Pesos 5.1 billion) additional accelerated depreciation expenses due to migration to Next Generation Network and Pesos 0.6 billion (2006: Pesos 1.4 billion) asset impairment provisions, nil (2006: Pesos 5.5 billion) deferred tax assets and benefits and nil (2006: Pesos 3.5 billion) reversal of provisions for an onerous contract relating to ACeS satellite were excluded and presented separately as non-recurring items.

(iii) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(iv) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) are excluded and presented separately.



total food solutions

Indofood
THE SYMBOL OF QUALITY FOODS

Share Price Performance


Rupiah
3,200
2,800
2,400
2,000
1,600
1,200
Dec 06
Mar 07
Jun 07
Sep 07
Dec 07
Mar 08

Turnover 2007*


13%
34%
19%
34%

	US$ millions
● Consumer Branded Products	1,025.8
● Bogasari	1,033.0
○ Agribusiness	581.7
○ Distribution	399.8
Total	**3,040.3**

**After inter-segment elimination*

Operating Profit 2007


1%
12%
50%
37%

	US$ millions
● Consumer Branded Products	40.5
● Bogasari	125.2
○ Agribusiness	171.6
○ Distribution	5.2
Total	**342.5**

An analysis of Indofood's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	**2007**	2006	% change	**2007**	2006	% change
Consumer Branded Products						
– Noodles	**920.5**	801.4	+14.9	**35.6**	46.9	-24.1
– Food Seasonings	**50.6**	39.6	+27.8	**1.6**	1.5	+6.7
– Snack Foods	**47.7**	42.7	+11.7	**1.4**	1.6	-12.5
– Nutrition and Special Foods	**43.8**	39.7	+10.3	**1.9**	0.2	+850.0
Subtotal	**1,062.6**	923.4	+15.1	**40.5**	50.2	-19.3
Bogasari	**1,267.4**	983.5	+28.9	**125.2**	103.9	+20.5
Agribusiness						
– Plantations	**292.2**	142.6	+104.9	**160.0**	116.2	+37.7
– Cooking Oils and Fats	**482.3**	329.0	+46.6	**9.3**	0.7	+1,228.6
– Commodity	**128.3**	78.4	+63.6	**2.3**	(2.9)	–
Subtotal	**902.8**	550.0	+64.1	**171.6**	114.0	+50.5
Distribution	**399.8**	342.5	+16.7	**5.2**	2.4	+116.7
Inter-segment elimination	**(592.3)**	(400.9)	+47.7	–	–	–
Total	**3,040.3**	2,398.5	+26.8			
Segment result				**342.5**	270.5	+26.6
Net borrowing costs				**(62.8)**	(82.6)	-24.0
Share of profits less losses of associates and joint ventures				**(0.3)**	(0.4)	-25.0
Profit before taxation				**279.4**	187.5	+49.0
Taxation				**(89.4)**	(64.3)	+39.0
Profit for the year				**190.0**	123.2	+54.2
Minority interest				**(118.0)**	(68.5)	+72.3
Contribution to group profit				**72.0**	54.7	+31.6

During 2007, Indofood recorded its fourth consecutive year of significantly improved performance. 2007's performance reflects the benefit realized from the changes made since 2004 in building resilience, exacting advantage from the competitive position of the business in such challenging markets.

Indofood completed the listing of Indofood Agri Resources Limited (IndoAgri) on the Singapore Stock Exchange; increased the plantation land bank to 406,519 hectares through various acquisitions and refinanced part of its foreign currency debt by issuing a Rupiah 2.0 trillion (US$212.3 million) five-year rupiah bond.



consolidated net sales

↑27%



Noodles Sales Volume



Billion Packs
13.0
12.0
11.0
10.0
9.0
03
04
05
06
07

Indofood's contribution to the Group increased 32 per cent to US$72.0 million (2006: US$54.7 million). This result comprised improved operating results driven by volume growth and higher selling prices in the Bogasari and Agribusiness businesses. In rupiah terms, Indofood reported a 27.0 per cent improvement in consolidated net sales to Rupiah 27,858.3 billion (US$3,040.3 million) (2006: Rupiah 21,941.6 billion; US$2,398.5 million) due to increases in sales volume and average selling price. Volume growth is driven by effective segment specific marketing programs, an enhanced stock point-distribution system and product innovation. Consumer branded products, Bogasari, Agribusiness and Distribution contributed 34 per cent, 34 per cent, 19 per cent and 13 per cent to consolidated net sales, respectively.

Consolidated operating expenses increased 14.8 per cent to Rupiah 3,682.1 billion (US$401.8 million) (2006: Rupiah 3,208.5 billion; US$350.7 million) as a result of increased advertising and promotion spending, transportation and employee-related costs. EBIT margin increased to 10.4 per cent (2006: 9.0 per cent) principally due to higher sales and success in limiting the impact of cost increases. Net income grew 48.3 per cent to Rupiah 980.4 billion (US$107.0 million) (2006: Rupiah 661.2 billion; US$72.3 million) as a result of improvement in operating income offset by increased minority interest following the placement and listing of IndoAgri shares on the Singapore Stock Exchange in February 2007. Consolidated net debt increased 43.9 per cent to Rupiah 7,850.6 billion (US$833.3 million) from Rupiah 5,455.2 billion (US$604.7 million) principally reflecting higher debt at subsidiary level in relation to the PT Perusahaan Perkebunan London Sumatra Indonesia Tbk (Lonsum) acquisition. Net gearing was maintained at 1.10 times through the increase in cash generated from operations.

Consumer Branded Products

In 2007, consumer branded products group implemented various division specific cost efficiency programs to improve sales and strengthen its market leadership position. Despite significant increases in raw material and fuel costs during the year, total sales of this business group improved 15.3 per cent to Rupiah 9,737.0 billion (US$1,062.6 million) (2006: Rupiah 8,446.9 billion; US$923.4 million). However, EBIT margin was adversely affected and decreased to 2.4 per cent (2006: 3.9 per cent).

Indofood's **Noodles** include *Indomie, Sarimi, Supermi, Sakura, Pop Mie* and *Mi Telur 3 ayam* remained popular brands. This division completed improvements to its production plants across Indonesia in 2007 increasing annual production capacity to 15.1 billion packs from 13.7 billion packs. During the year, there were significant cost increases for flour, cooking oil, packaging and fuel. Given the strength of Indofood's market position, brand loyalty and product quality, Indofood increased selling prices several times for certain major brands.

Sales increased 15.1 per cent to Rupiah 8,434.2 billion (US$920.5 million) (2006: Rupiah 7,330.8 billion; US$801.4 million) reflecting higher sales volume and average selling price. Sales volume rose 6.6 per cent to 12.0 billion packs from the combined effect of an increase in product availability from the enhanced distribution coverage, a more segment specific advertising and promotion campaign and the introduction of new products and improved packaging. The record high raw material costs, most notably flour and cooking oils, depressed the EBIT margin to 2.1 per cent (2006: 3.7 per cent) despite the successful implementation of cost efficiency programs which included using cheaper energy sources for production.

Instant noodles remain the cheapest convenient staple food in Indonesia. Raw material, fuel and other production costs are expected to increase further in 2008. The Noodles division will maintain its competitiveness by evaluating strategies for products, pricing, brand building, marketing and distribution.

Food seasonings Sales increased 28.0 per cent to reach a record high of Rupiah 463.2 billion (US$50.6 million) (2006: Rupiah 362.0 billion; US$39.6 million) principally reflecting increased volume sold to Indofood group and PT Nestle Indofood Citarasa Indonesia which markets all Indofood's culinary products. Sales of *Indofood* brand syrups also recorded a significant improvement in 2007 resulting from the launch of new products and effective marketing activities. Sales volume increased 19.2 per cent to 61.8 thousand tons (2006: 51.8 thousand tons). EBIT margin decreased to 3.1 per cent from 3.6 per cent as a result of significantly higher raw material costs despite effective cost efficiency programs being in place. Productivity of this division improved during 2007 as certain processes were automated.

It is expected that raw material costs will continue to increase in 2008, this division will continue its specific production and cost efficiency programs. In order to strengthen its market position, food seasonings division will further enhance its marketing strategies and product quality.

Indofood's **Snack foods** division maintained its leadership in western style snack market in Indonesia, supported by its strong brand equity and wide product range.

Sales increased 12.0 per cent to Rupiah 437.7 billion (US$47.7 million) (2006: Rupiah 390.9 billion; US$42.7 million) with contribution impact from new product launches, brand-focus advertising and promotion programs, deeper and wider market penetration through the stock points network. Sales volume increased 10.9 per cent to 10.3 thousand tons (2006: 9.3 thousand tons), mainly driven by the successful launch of *Otela*, flavored cassava chips and increase in sales of potato chips. EBIT margin decreased to 3.7 per cent (2006: 4.2 per cent) reflecting higher raw material costs for cooking oil, imported potatoes and packaging. This division is implementing various initiates to cope with the rising costs which includes sourcing suitable potatoes from local farmers, using alternative energy sources and improving production efficiency.



noodles annual production capacity 15.1 billion packs



Indofood plans to increase production capacity for both potato and cassava chips as growth momentum is expected to continue in 2008. This division will strengthen its market position and brand equity by launching products with new flavors and intensifying advertising and promotion programs.

Nutrition and Special Foods division produces food for babies, children and expectant mothers under two major brands. Market leadership maintained through two major brands –



Promina caters to the upper segment, while *SUN* is for the middle-lower segment.

During 2007, this division employed new technologies to improve productivity. Despite higher raw material and transportation costs, sales increased 10.6 per cent to Rupiah 401.9 billion (US$43.8 million) (2006: Rupiah 363.2 billion; US$39.7 million) reflecting a 23.6 per cent increase in sales volume to 15.8 thousand tons (2006: 12.8 thousand tons) driven by increased sales to institutional customers and *SUN*'s products. EBIT margin improved to 7.4 per cent from 7.0 per cent. This division will continue strengthening its market position by implementing a comprehensive strategy involving product innovation, pricing, marketing and distribution.

Bogasari

Bogasari group's current annual milling capacity can support 3.8 million tons of flour. This business group also manufactures pasta for both domestic and international markets. During the year the wheat harvest was adversely affected by global weather change and the wheat price reached a record high as global demand increased and competition increased for land use from other crops. The increases in fuel cost added further pressure to the business. Indofood currently imports most of its wheat from Australia, United States and Canada.

Sales increased 29.1 per cent to Rupiah 11,613.5 billion (US$1,267.4 million) (2006: Rupiah 8,997.4 billion; US$983.5 million) principally reflecting a slightly higher volume and an increase in average selling prices due to the higher wheat costs. Sales volume of flour and pasta increased by 0.8 per cent to 2.6 million tons (2006: 2.5 million tons) and 15.2 per cent to 31.9 thousand tons (2006: 27.7 thousand tons), respectively. Bogasari strengthened its leadership in Indonesia's flour market by introducing price attractive bulk packing bread flour to industrial consumers under the *Kastil* brand. Pasta business continues its dominant position in Indonesia, products are also exported to the Philippines, Korea and Japan. EBIT margin increased to 11.5 per cent (2006: 11.4 per cent) reflecting its ability to pass on increased costs to consumers.

Production costs for flour and pasta are expected to increase further in 2008. The pressure on the global wheat market remains as supply is impacted by uncertainties of supply due to the unstable weather conditions and demand increases from high growth countries. Fuel cost remains high and Indonesia labor cost is expected to increase in 2008. Weak purchasing power will add pressure to the operating environment. Bogasari will continue implementing its efficiency enhancement program and build brand equity through advertising and promotion activities in order to maintain its competitiveness and market leadership.

Agribusiness (previously named Edible Oils and Fats)

Agribusiness operates mainly under PT Salim Ivomas Pratama, a subsidiary of IndoAgri which was listed on the Singapore Stock Exchange in February 2007. Indofood currently holds approximately 58 per cent effective interest in IndoAgri. Through its three operational divisions – plantations, cooking oils and fats (COF) and commodities – IndoAgri's principal activities involve research and development, oil palm seed breeding, cultivation as well as refining, branding and marketing of cooking oils, margarine and shortening.

Agribusiness consolidated sales increased 64.4 per cent to Rupiah 8,272.8 billion (US$902.8 million) (2006: Rupiah 5,031.1 billion; US$550.0 million) reflecting a higher average selling price as a result of higher Crude Palm Oil (CPO) price. EBIT margin improved to 16.6 per cent from 10.4 per cent resulting from the improved margins of all operational divisions.

Plantations' sales doubled to Rupiah 2,677.9 billion (US$292.2 million) (2006: Rupiah 1,304.7 billion; US$142.6 million) resulting from a significant increase of CPO price and higher sales volume.





Sales volume increased 17.9 per cent to 469.0 thousand tons. EBIT margin improved to 46.4 per cent from 41.5 per cent (these figures included two months of Lonsum's).

IndoAgri completed its acquisition of a 64.4 per cent equity interest in Indonesian listed plantation company Lonsum for a consideration of approximately Rupiah 6.2 trillion (US$673.0 million) in November 2007. Rubber, tea and cocoa were added to its plantations portfolio. Post the transaction, IndoAgri's plantation land bank increased to 406,519 hectares from 138,542 hectares and has become one of the major players in the plantations sector.

Agribusiness plans to expand planted area of its oil palm plantations to 250,000 hectares by 2010 from 161,457 hectares at the end of 2007, of which 37,000 hectares are to be planted in 2008.

Cooking Oils and Fats' sales increased 46.9 per cent to Rupiah 4,419.7 billion (US$482.3 million) (2006: 3,009.5 billion; US$329.0 million) mainly resulting from higher average selling price. Sales volume grew 1.1 per cent to 554.5 thousand tons (2006: 548.6 thousand tons). EBIT margin improved to 1.9 per cent from 1.0 per cent as COF was able to adjust the average selling prices of cooking oils and margarine to reflect higher CPO prices.

The acquisition of Lonsum accelerates self sufficiency in CPO. It also secures a stable supply of high quality CPO for premium branded products, as well as offering margin protection. IndoAgri will further strengthen its market leadership and brand equity through brand identity and loyalty programs.

Commodity's sales increased 63.9 per cent to Rupiah 1,175.2 billion (US$128.3 million) (2006: Rupiah 716.9 billion; US$78.4 million) reflecting higher CPO and coconut oil (CNO) based products prices. Sales volume of palm oil based products increased by 5.7 per cent to 44.5 thousand tons while CNO increased 31.7 per cent to 108.7 thousand tons. EBIT margin improved to 3.9 per cent from a negative of 6.5 per cent in 2006 through business restructuring and operational improvements. IndoAgri will continue to strengthen the business model in order to improve profitability, which includes an increased utilization of the copra mill(s) and exploring additional export opportunities.

Synergies with Lonsum

- Secured stable supply of high quality seeds for plantings
- Combined strengths of R&D and breeding
- Combined strength of management expertise
- Towards self sufficiency in CPO requirements and quality assurance




Bimoli
Bimoli
Bimoli

Distribution

Indofood has established, through stock points, the most extensive distribution network in Indonesia. It distributes the majority of Indofood's consumer products and third-party products. The stock point management system employs an improved information technology application which enhances supply and delivery efficiencies and offers wider and deeper market penetration.

Sales grew 16.9 per cent to Rupiah 3,663.6 billion (US$399.8 million) (2006: Rupiah 3,132.9 billion; US$342.5 million). EBIT margin improved to 1.5 per cent (2006: 0.2 per cent) reflecting volume growth of both group's and third party products, and higher prices.

Indofood plans to complete the upgrade of all stock points with the new IT system in 2008, further expanding distribution coverage in rural areas and deepening market penetration.

the most extensive distribution network in Indonesia



In 2007, most stock points were upgraded with the new IT system which offers better communication with the head office. This is part of the company's internal control and efficiency program which aims to improve inventory, productivity and customer services. The increases in fuel prices continue to add pressure to the operating costs of this business group.

2008 Outlook

The upward trend of oil and soft commodity costs and continuing low purchasing power in Indonesia will remain challenges to Indofood. However, Indofood group's vertically integrated structure with its branded products is well positioned to respond to market changes.

IndoAgri will focus on the operational integration with Lonsum, which will include combining purchases of fertilizer and fuel; sharing expertise in R&D, breeding and transport as well as overhead rationalization. Other principal business groups will continue their specific production and cost efficiency initiatives to cope with raw material cost increases.

Reconciliation of Reported Results Between Indofood and First Pacific

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 9,163 (2006: 9,148) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.



Rupiah billions	**2007**	2006
Net income under Indonesian GAAP	**980**	661
Differing accounting treatments(i)		
– Reclassification of non-recurring items	**235**	105
– Gain on revaluation of plantations	**115**	275
– Foreign exchange accounting	**54**	54
– Others	**(69)**	(56)
Adjusted net income under Hong Kong GAAP	**1,315**	1,039
Foreign exchange and derivative gains(ii)	**(35)**	(67)
Indofood's net income as reported by First Pacific	**1,280**	972
US$ millions		
Net income at prevailing average rates for 2007: Rupiah 9,163 and 2006: Rupiah 9,148	**139.7**	106.3
Contribution to First Pacific Group profit, at an average shareholding of 2007: 51.5% and 2006: 51.5%	**72.0**	54.7

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 2007 of Rupiah 235 billion represents Rupiah 189 billion of impairment provisions for goodwill and various assets and Rupiah 46 billion of manpower rightsizing costs. Adjustment for 2006 of Rupiah 105 billion represents Rupiah 62 billion of manpower rightsizing costs, Rupiah 29 billion write-off of deferred tax assets as a consequence of a group restructuring among subsidiary companies within Indofood's edible oils and fats division and Rupiah 14 billion of impairment provision for goodwill.
- Gain on revaluation of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on a historical cost basis. HKAS 41 "Agriculture" requires the measurement of plantations at fair value less estimated point-of-sale costs. The adjustment relates to the change in fair value of plantations during the year.
- Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses has already been written off by First Pacific.

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) are excluded and presented separately.



on the rise

METRO PACIFIC INVESTMENTS

Share Price Performance


Peso
5.2
4.8
4.4
4.0
3.6
Dec 06
Mar 07
Jun 07
Sep 07
Dec 07
Mar 08

An analysis of MPIC's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	**2007**	2006	% change	**2007**	2006	% change
Property						
– Landco	**34.2**	34.0	+0.6	**1.8**	2.6	-30.8
– Other properties	**0.5**	7.8	-93.6	–	1.6	–
Subtotal	**34.7**	41.8	-17.0	**1.8**	4.2	-57.1
Nenaco	–	34.5	–	–	(2.3)	–
Corporate overhead	–	–	–	**(2.0)**	(1.8)	+11.1
Total	**34.7**	76.3	-54.5			
Segment result				**(0.2)**	0.1	–
Net interest income/(borrowing costs)				**4.3**	(1.5)	–
Share of profits less losses of associates and joint ventures				**3.0**	0.4	+650.0
Profit/(loss) before taxation				**7.1**	(1.0)	–
Taxation				**(1.4)**	(1.4)	–
Profit/(loss) for the year				**5.7**	(2.4)	–
Minority interest				**(3.4)**	(1.3)	+161.5
Contribution to group profit/(group share of loss)				**2.3**	(3.7)	–

During 2007, MPIC completed the acquisition of an 84 per cent interest in Maynilad Water Services, Inc. (Maynilad) through its 50 per cent owned joint venture, DMCI-MPIC Water Company Inc. (DMCI-MPIC) and subscribed for Pesos 750 million (US$18.2 million) five-year convertible notes issued by Medical Doctors, Inc. (MDI) which operates and manages Makati Medical Center (MMC) during 2007. The Pesos 750 million notes were fully converted into equity in January 2008 to a 33.45 per cent ownership in MDI. MPIC's interest in Landco Pacific Corporation (Landco) remains at 51 per cent.

MPIC achieved a profit turnaround in 2007. Net income reached Pesos 168 million (US$3.7 million) (2006: loss of Pesos 686 million, US$13.4 million) reflecting core income contribution of Pesos 680 million (US$14.8 million) from Maynilad and a significantly improved core income contribution from Landco of Pesos 139 million (US$3.0 million) from a non-recurring loss of Pesos 27 million (US$0.6 million) in 2006. MPIC parent company's operating expenses decreased 15 per cent to Pesos 92 million (US$2.0 million) (2006: Pesos 108.0 million; US$2.1 million) as the reorganization and recapitalization program of Metro Pacific Corporation took place in 2006.

turnaround to profitability



In March 2008, MPIC entered into a loan agreement with Inframetro Investments Pte Ltd. ("Inframetro", an affiliate of Ashmore Investment Management Limited). The loan of approximately Pesos 1.4 billion (US$34.6 million) is exchangeable to approximately 20 per cent issued shares of DMCI-MPIC. The conversion is subject to the fulfillment of certain conditions and approvals from specific third party creditors. Full conversion of Inframetro's exchangeable loan will reduce MPIC's interest in DMCI-MPIC to approximately 30 per cent.

MPIC and DMCI. Net income of Pesos 1.25 billion (US$27.3 million) (2006: Pesos 1.00 billion; US$19.5 million) reflected improvements in new water supply connections and lower non-revenue water. Non-revenue water was reduced to an average of 66 per cent from 68 per cent in 2006 through the management of redirection of excess water in one area to other areas in need of water. Total billed water volume rose 9 per cent to 286 million cubic meters and total billed customers increased 4 per cent to 703,519.

In 2007, Maynilad's capital expenditure was approximately Pesos 3.0 billion (US$65.4 million) which involved replacement of old pipes, enhanced metering and improvements in water supply connections across the concession.

Maynilad accelerated and completed in February 2008 the repayment of approximately US$235 million of loans due in 2013 to banks and the Metropolitan Waterworks and Sewerage System (MWSS) and consequently was released from corporate rehabilitation. This has enabled Maynilad to accelerate the execution of its multi-year service improvement program and achieve greater financial flexibility.

billed water volume ↑9% to 286 million m^3



MPIC's acquisition of **Maynilad**, a water concession until 2022 through DMCI-MPIC was completed in January 2007. Maynilad achieved encouraging operational improvements during 2007 reflecting the management and technical improvements introduced by

MPIC's share in DMCI-MPIC's financial and operating expenses was Pesos 551 million (US$12.0 million) principally reflecting interest expenses for loans from First Pacific and Ashmore for the acquisition of Maynilad which was partially offset by interest income from cash deposits.

Maynilad plans to invest approximately Pesos 8.0 billion (US$193.8 million) in 2008 for repairing and rehabilitating pipelines, laying new pipes, construction of new sewage treatment plants, pumping stations and reservoirs. With this investment and operational efficiency programs, Maynilad will further reduce non-revenue water, increase 24-hour water services and upgrade customer services in its concession area during 2008.

Operating expenses increased 27 per cent to Pesos 884 million (US$19.3 million) (2006: Pesos 696 million, US$13.6 million) as the marketing costs associated with new projects were higher in 2007. Net finance income increased 27 per cent to Pesos 171 million (US$3.7 million) (2006: Pesos 135 million; US$2.6 million) as a result of higher interest received from the accretion of installment receivables.

MMC's position as a specialist treatment center, an international-standard healthcare service provider and develop its brand.

2008 Outlook

MPIC's encouraging results in 2007 set a good platform for growth. It can focus on identifying and pursuing opportunities in the areas of natural resources, infrastructure, health care







Landco experienced strong demand for its luxury residential resort developments and its first residential project in Metro Manila. The success of Tribeca, Ponderosa Leisure Farms, Amara en Terrazas, Playa Calataga, Terrazas de Punta Fuego and Montelago contributed to an increase in Landco's reported net income, which reached Pesos 261 million (US$5.7 million) from a loss of Pesos 13.0 million (US$0.3 million) in 2006. Its contribution to MPIC's core net income was Pesos 139 million (US$3.0 million) (2006: Pesos 17 million, US$0.3 million).

MDI's net income increased approximately 21 per cent to Pesos 269 million (US$5.9 million) (2006: Pesos 223 million; US$4.4 million) resulting from a 3 per cent increase in average occupancy rate and the implementation of cost management programs.

The Pesos 961 million (US$23.3 million) subordinated convertible notes issued in May 2007 will fund its multi-year facilities improvement program which includes the construction of a new 13-level medical building and upgrade of its existing facilities and equipment. The new facilities will further strengthen

and hotel development businesses. The demand for high standard health care is increasing as the Philippines economy improves and there is an expansion in the middle class aspiration for such. The growth potential of this business is further supported by promoting the Philippines as an ideal retirement and medical tourism destination. MPIC management is currently evaluating possible investment opportunities to expand its health care business following the turnaround of MDI and the synergies of sharing medical and management expertise.



Reconciliation of Reported Results Between MPIC and First Pacific

MPIC's operations are principally denominated in peso, which averaged Pesos 45.86 (2006: 51.16) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to MPIC's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	**2007**	2006
Net income/(loss) under Philippine GAAP	**168**	(686)
Differing accounting treatments[i]		
– Reclassification/reversal of non-recurring items	**1,152**	302
– Revenue recognition regarding pre-completion contracts for sale of development properties	**(79)**	79
Adjusted net income/(loss) under Hong Kong GAAP	**1,241**	(305)
Foreign exchange and derivative (gains)/losses[ii]	**(1,125)**	36
MPIC's net income/(loss) as reported by First Pacific	**116**	(269)
US$ millions		
Net income/(loss) at prevailing average rates for 2007: Pesos 45.86 and 2006: Pesos 51.16	**2.5**	(5.3)
Contribution to First Pacific Group profit, at an average shareholding of 2007: 92.1% for MPIC and 2006: 99.6% for MPIC and 77.3% for Metro Pacific Corporation	**2.3**	(3.7)

(i) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 2007 of Pesos 1.2 billion principally represents Pesos 3.9 billion of interest expenses accreted for the convertible notes issued to First Pacific and Ashmore Investment Management Limited (Ashmore) and transaction and financing expenses related to the acquisition of Maynilad and Pesos 0.5 billion provisions for an investment in a real estate associated company and various assets and liabilities, partly offset by the recognition of Pesos 2.1 billion excess of the fair value over the acquisition cost as income for DMCI-MPIC's acquired interest in Maynilad and Pesos 1.1 billion gain on settlement of convertible notes. Adjustment for 2006 of Pesos 0.3 billion losses principally relates to provisions for a vessel and an investment in a real estate associated company.
- Revenue recognition regarding pre-completion contracts for sale of development properties: Under Philippine GAAP, MPIC recognizes revenue from pre-completion contracts for sale of development properties based on the percentage of completion method. HKAS 18 "Revenue" and Hong Kong Interpretation 3 "Revenue – Pre-completion Contracts for the Sale of Development Properties" requires the recognition of revenue for such contracts based on the satisfaction of certain conditions, which includes the transfer of significant risks and rewards of ownership of the properties to the buyers and the absence of continuing managerial involvement to the degree usually associated with ownership and effective control over the properties sold.

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.

Liquidity and Financial Resources

Net Debt and Gearing

(A) *Head Office Net Debt*

The increase in net debt is mainly attributable to the payments for the acquisition of an additional 6.4 per cent interest in PLDT and advances to DMCI-MPIC to fund DMCI-MPIC's acquisition of Maynilad. The Head Office's borrowings at 31 December 2007 comprise bank loans of US$641.1 million (with an aggregated face value of US$649.9 million) due between July 2011 and November 2013 and Exchangeable Notes of US$4.4 million (with a face value of US$3.9 million).

Changes in Head Office Net Debt

US$ millions	Borrowings	Cash and cash equivalents	Net debt
At 1 January 2007	301.4	(63.5)	237.9
Movement	344.1	(49.6)	294.5
At 31 December 2007	**645.5**	**(113.1)**	**532.4**

Head Office Cash Flow

US$ millions	2007	2006
Net cash inflow from operating activities	**128.6**	45.2
Net investments	**(467.8)**	(113.4)
Financing activities		
– Net borrowings	**489.0**	98.8
– Repayment from/(advances to) subsidiary companies, net	**20.0**	(43.1)
– Proceeds from the issue of shares upon the exercise of share options	**5.3**	3.6
– Loans to a joint venture	**(96.0)**	–
– Dividends paid	**(26.5)**	(12.3)
– Repurchase of shares	**(3.0)**	–
– Repayment of secured bonds	**–**	(108.0)
– Settlement of Exchangeable Notes	**–**	(4.4)
Increase/(decrease) in cash and cash equivalents	**49.6**	(133.6)

Net Debt and Gearing


Net debt
US$ billions
Gearing
(times)
1.5
1.2
0.9
0.6
0.3
0
1.0
0.8
0.6
0.4
0.2
0
06
07
Gearing (times)
Net debt
31 December 2007
31 December 2006

(B) *Group Net Debt and Gearing*

An analysis of net debt and gearing for principal consolidated and associated companies follows.

Consolidated

US$ millions	**Net debt 2007**	**Total equity 2007**	**Gearing (times) 2007**	Net debt[i] 2006 (Restated)	Total equity 2006	Gearing (times) 2006 (Restated)
Head Office	**532.4**	**1,542.8**	**0.35x**	237.9	1,446.3	0.16x
Indofood	**833.3**	**1,361.4**	**0.61x**	604.7	742.7	0.81x
MPIC	**78.1**	**70.5**	**1.11x**	14.6	19.4	0.75x
Group adjustments[ii]	**-**	**(845.0)**	**-**	-	(1,175.6)	-
Total	**1,443.8**	**2,129.7**	**0.68x**	857.2	1,032.8	0.83x

Associated

US$ millions	**Net debt 2007**	**Total equity 2007**	**Gearing (times) 2007**	Net debt 2006	Total equity 2006	Gearing (times) 2006
PLDT	**1,046.3**	**2,725.6**	**0.38x**	1,272.1	2,126.3	0.60x

(i) Includes pledged deposits and restricted cash
(ii) Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's retained earnings/accumulated losses and other standard consolidation adjustments to present the Group as a single economic entity.

Head Office's gearing increased principally because of payments for the additional 6.4 per cent interest in PLDT and advances to DMCI-MPIC to fund DMCI-MPIC's acquisition of Maynilad. Indofood's gearing declined mainly because of the growth in its total equity, despite an increase in its net debt principally as a result of the payment for the acquisition and consolidation of a 64.4 per cent interest in Lonsum. MPIC's net debt increased principally due to its issuance of convertible notes to Ashmore and additional borrowings arranged for financing construction of new property projects. PLDT's gearing declined as strong free cash flows were used to reduce debts and profits enhanced total equity.

The Group's gearing continued to improve to 0.68 times level principally as a result of the growth of the Group's total equity as a result of the recorded profit for the year.

Maturity Profile

The maturity profile of debt of consolidated and associated companies follows.

Consolidated

	Carrying amounts		Nominal values	
US$ millions	**2007**	2006	**2007**	2006
Within one year	**1,000.1**	508.9	**1,000.4**	509.0
One to two years	**169.8**	223.6	**170.0**	223.8
Two to five years	**825.2**	319.5	**834.7**	313.4
Over five years	**49.5**	103.9	**49.9**	104.9
Total	**2,044.6**	1,155.9	**2,055.0**	1,151.1

The change in the Group's debt maturity profile at 31 December 2007 principally reflects Indofood's issuance of Rupiah 2.0 trillion (US$212.3 million) Rupiah bonds due in May 2012, reclassification of Rupiah 1.2 trillion (US$130.2 million) of Rupiah bonds due in June 2008 and the arrangement of approximately US$440 million new short-term debts for financing its acquisition of the 64.4 per cent interest in Lonsum, together with Head Office's settlement of US$142.4 million Exchangeable Notes due in January 2010 and new bank loans of US$300.0 million and US$200.0 million due in December 2011 and December 2012, respectively.

The increase in the Group's short-term debts (principally as a result of the increase at Indofood as mentioned above) has resulted in the Group reporting a net current liabilities position at 31 December 2007. Indofood is planning to refinance its short-term debts through the arrangement of new long-term debts, equity and other related fund raising during 2008.

Associated

	PLDT			
	Carrying amounts		Nominal Values	
US$ millions	**2007**	2006	**2007**	2006
Within one year	**176.1**	334.0	**178.4**	336.9
One to two years	**286.5**	156.3	**288.8**	158.3
Two to five years	**484.9**	424.2	**490.0**	430.2
Over five years	**521.5**	719.5	**620.1**	829.9
Total	**1,469.0**	1,634.0	**1,577.3**	1,755.3

Maturity Profile of Consolidated Debt 2007


3%
40%
8%
49%

	US$ millions
● Within one year	1,000.1
○ One to two years	169.8
○ Two to five years	825.2
Over five years	49.5
Total	**2,044.6**

Maturity Profile of Consolidated Debt 2006


9%
28%
19%
44%

	US$ millions
● Within one year	508.9
○ One to two years	223.6
○ Two to five years	319.5
Over five years	103.9
Total	**1,155.9**

Financial Risk Management

Foreign Currency Risk

(A) *Company Risk*

As the Head Office debts are currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows and enters into hedging arrangements (including the use of forward exchange contracts) for managing its foreign currency exposure in respect of dividend income and payments in foreign currency on a transactional basis. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, the Company is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Group's NAV relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 31 December 2007 exchange rates, would have an effect on the Group's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV[(i)] US$ millions	Effect on adjusted NAV per share HK cents
PLDT	38.1	9.22
Indofood	12.0	2.91
MPIC	1.3	0.30
Total	**51.4**	**12.43**

(i) Based on quoted share prices as at 31 December 2007 applied to the Group's economic interest

(B) *Group Risk*
The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

Analysis of Total Borrowings by Currency


4%
46%
50%

	US$ millions
● Rupiah	1,026.6
○ US$	934.1
○ Peso	83.9
Total	**2,044.6**

Net Debt by Currency

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Rupiah	Peso	Others	**Total**
Total borrowings	934.1	1,026.6	83.9	–	**2,044.6**
Cash and cash equivalents	(342.2)	(236.5)	(9.7)	(12.4)	**(600.8)**
Net debt/(cash)	591.9	790.1	74.2	(12.4)	**1,443.8**
Representing:					
Head Office	537.4	–	(3.6)	(1.4)	**532.4**
Indofood	54.2	790.1	–	(11.0)	**833.3**
MPIC	0.3	–	77.8	–	**78.1**
Net debt/(cash)	591.9	790.1	74.2	(12.4)	**1,443.8**

Associated

US$ millions	US$	Peso	Others	**Total**
PLDT	995.6	53.0	(2.3)	**1,046.3**

Details of changes in Head Office net debt are set out on page 44.

PLDT carries U.S. dollar debt primarily because international vendors of telecommunications equipment quote prices and require payment in U.S. dollars. In addition, large funding requirements often cannot be satisfied in local currency due to inherent constraints within the financial markets in the Philippines. As a result, financing frequently needs to be sourced from the international capital market, principally in U.S. dollars. PLDT has actively hedged approximately 68.2 per cent of its U.S. dollar net borrowings. In addition, substantial revenues of PLDT are either denominated in, or linked to, the U.S. dollar. For example, PLDT's U.S. dollar denominated international inbound revenue accounted for approximately US$155.4 million or 5.3 per cent of PLDT's total revenues in 2007. In addition, under certain circumstances, PLDT is able to adjust the monthly recurring rates for its fixed line service by one per cent for every Peso 0.1 change in the U.S. dollar exchange rate.

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on revenues and input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	**Group net profit effect**
PLDT	995.6	678.7	316.9	3.2	**0.5**
Indofood	54.2	–	54.2	0.5	**0.2**
MPIC	0.3	–	0.3	–	–
Head Office[(i)]	537.4	–	537.4	–	–
Total	1,587.5	678.7	908.8	3.7	**0.7**

(i) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.

Peso and Rupiah Closing Rates against the U.S. Dollars



Peso
Rupiah
40
42
44
46
48
50
52
54
56
8,700
8,800
8,900
9,000
9,100
9,200
9,300
9,400
9,500
Dec 06
Mar 07
Jun 07
Sep 07
Dec 07
Mar 08
Peso
Rupiah

Equity Market Risk

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in the Philippines and Indonesia. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines and Indonesia is summarized as follows.

	Philippine Composite Index	**Jakarta Composite Index**
At 31 December 2006	2,982.5	1,805.5
At 31 December 2007	**3,621.6**	**2,745.8**
Increase during 2007	21.4%	52.1%
At 31 March 2008	2,984.7	2,447.3
Decrease over 2008 to 31 March 2008	-17.6%	-10.9%

Stock Market Indices



PCI
JCI
4,000
3,800
3,600
3,400
3,200
3,000
2,800
2,800
2,600
2,400
2,200
2,000
1,800
1,600
Dec 06
Mar 07
Jun 07
Sep 07
Dec 07
Mar 08
Philippine Composite Index (PCI)
Jakarta Composite Index (JCI)

In January 2005, a wholly-owned Head Office subsidiary company issued a zero coupon 5-year US$199 million Exchangeable Notes guaranteed by the Company. Exchangeable Notes with face amount of US$195.1 million were converted during 2006 and 2007, leaving an outstanding principal amount of US$3.9 million as at 31 December 2007. The holders of the Exchangeable Notes have the right to exchange the Exchangeable Notes to the underlying approximately 0.1 per cent interest in PLDT and the Company has the option to settle such exchange obligation in cash or shares in PLDT. Pursuant to HKAS 39 "Financial Instruments: Recognition and Measurement", the exchangeable option embedded in the Exchangeable Notes is subject to mark-to-market fair value accounting which has a strong correlation to the changes in PLDT's share price and which generated a non-cash accounting loss of US$23.2 million in 2007. The change of such option liability is economically hedged by a corresponding change in the value of PLDT shares held by the Group generally and specifically with respect to the approximately 0.1 per cent PLDT shares underlying the Exchangeable Notes. Such a natural hedge and the corresponding change in value of the Group's shareholding in PLDT, however, is not to be reflected in the Group's financial results under HKAS 28 "Investments in Associates" as the Group's investments in and results of PLDT are equity accounted for. The Group designated approximately 0.5 per cent interest in PLDT as financial assets at fair value through profit or loss to provide economic hedge against the changes in option liability. The change in fair value of such interest in PLDT resulted in the Group recording an accounting gain of US$27.7 million during the year. In February 2008, all the remaining US$3.9 million Exchangeable Notes have been converted into PLDT shares.

During 2007, MPIC issued U.S. dollar denominated convertible notes (USD Notes) totaling US$37.9 million to Ashmore. Ashmore has the right to convert the USD Notes to MPIC common shares at an exercise price of Peso 1 per share. Pursuant to HKAS 39, the conversion option embedded in the USD Notes is subject to mark-to-market fair value accounting which has a strong correlation to the changes in MPIC share price and which generated a non-cash accounting gain of US$4.9 million in the year. In December 2007, MPIC fully settled the said USD Notes.

Interest Rate Profile


24%
76%

	US$ millions
● Fixed	492.0
○ Floating	1,552.6
Total	**2,044.6**

Interest Rate Risk

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	**Net debt**
Head Office	4.4	641.1	(113.1)	**532.4**
Indofood	444.1	870.9	(481.7)	**833.3**
MPIC	43.5	40.6	(6.0)	**78.1**
Total	492.0	1,552.6	(600.8)	**1,443.8**

Associated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	**Net debt**
PLDT	1,138.7	330.3	(422.7)	**1,046.3**

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	**Group net profit effect**
Head Office	641.1	6.4	**6.4**
Indofood	870.9	8.7	**3.1**
MPIC	40.6	0.4	**0.2**
PLDT	330.3	3.3	**0.6**
Total	1,882.9	18.8	**10.3**

Adjusted NAV Per Share

There follows a calculation of the Group's underlying worth.

At 31 December US$ millions	Basis	**2007**	2006
PLDT	(i)	**3,813.0**	2,307.3
Indofood	(i)	**1,201.8**	658.0
MPIC	(i)	**122.6**	117.2
Head Office			
– Receivables	(ii)	**138.9**	60.3
– Net debt		**(532.4)**	(237.9)
– Derivative liability	(iii)	**(6.3)**	(99.6)
Total valuation		**4,737.6**	2,805.3
Number of ordinary shares in issue (millions)		**3,224.1**	3,204.8
Value per share			
– U.S. dollar		**1.47**	0.88
– HK dollars		**11.46**	6.83
Company's closing share price (HK$)		**6.05**	4.04
Share price discount to HK$ value per share (%)		**47.2**	40.8

(i) Based on quoted share prices applied to the Group's economic interest
(ii) Represents receivables from DMCI-MPIC and MPIC
(iii) Represents the fair value of option element embedded in the Exchangeable Notes

Share Price vs Adjusted NAV Per Share


HK$
12
10
8
6
4
2
0
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Adjusted net asset value per share
Share price

Governance Framework

First Pacific is committed to building and maintaining high standards of corporate governance practices. The Company has adopted its own Code on Corporate Governance Practices (the First Pacific Code), which incorporates the principles and requirements set out in the Code on Corporate Governance Practices (CG Code) contained in Appendix 14 of the Listing Rules.

First Pacific has applied these principles and complied with all the CG Code mandatory provisions and has also met all of the recommended best practices in the CG Code throughout the current financial period, except for the following:–

1. The appointment of Independent Non-executive Directors (INEDs) representing at least one-third of the board (as at 31 December 2007, only three out of twelve Directors are INEDs).
2. The disclosure of details of remuneration payable to members of senior management on an individual and named basis in the annual reports and accounts.
3. The announcement and publication of quarterly financial results within 45 days after the end of the relevant quarter.

First Pacific Board considers that it functions effectively with the current Board and will consider the appointment of additional INED as and when it is considered necessary. In addition, the Company does not issue quarterly financial results based on our judgment that we should emphasize the quality, rather than the frequency of disclosure of the financial information. Furthermore, we are concerned that quarterly reporting might lead investors and management to focus on short-term financial performance, possibly at the expense of longer term financial performance of the Company. The disclosure of details of remuneration payable to members of senior management on an individual and named basis would not provide, in our view, any pertinent information to the readers in assessing the performance of the Company.

Board of Directors

The Company is led and controlled through the Board of Directors which comprised 12 Directors as at 31 December 2007 and they are collectively responsible for promoting the success of the Company by directing and supervising the Company's affair. The Board of Directors has a balance of skill and experience appropriate for the requirements of the Group's businesses. At 31 December 2007, three of the Directors are Executive and nine of the Directors are Non-executive, of whom three are Independent. The Company has received annual confirmations of independence from Mr. Graham L. Pickles, Prof. Edward K. Y. Chen and Sir David Tang and considers them to be independent. Non-executive Directors have the same duties of care and skill and fiduciary duties as Executive Directors. The biographies of the Directors are set out on pages 10 to 13.

The Board of Directors usually meets formally at least four times a year to review operational performance and financial plans, monitors the implementation of strategy and any other significant matters that affect the operations of the Group, and approves matters specifically reserved to the Board of Directors for its decision. Dates of the regular board meetings are scheduled in the prior year (subject to amendment) to provide sufficient notice to Directors enabling them to attend. For special board meetings, reasonable notice will be given. Directors are consulted as to matters to be included in the agenda for regular board meetings. Directors have access to the advice and services of the Company Secretary to ensure that Board procedures, and all applicable rules and regulations, are followed. Adequate and appropriate information, in the form of agendas, board papers and related materials, are prepared and provided to the Directors prior to the scheduled dates for the Board meeting in a timely manner. Minutes of the Board meetings and meetings of the Audit Committee, the Remuneration Committee, the Nomination Committee and other Board Committees are kept by the Company Secretary. Minutes are open for inspection at any reasonable time on reasonable notice by any Director.

Minutes of the Board meetings and Board Committee meetings have recorded in sufficient details the matters considered by the Board and the Committees, decisions reached, including any concerns raised by the Directors or dissenting views expressed. Draft and final versions of minutes of the Board meetings and meetings of the Board Committees are sent to all Directors for their comments and records respectively within a reasonable time after the meeting. The Executive Directors, led by the Managing Director and Chief Executive Officer, are responsible for the day-to-day management of the Company's operations. In addition, there are regular meetings with the senior management of subsidiary and associated companies, at which operating strategies and policies are formulated and communicated.

The Company has established a policy enabling all Directors to seek independent professional advice in appropriate circumstances, at the Company's expense. The Board will provide separate independent professional advice to Directors to assist the relevant director or directors to discharge his/their duties to the Company as and when requested or necessary.

If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter shall not be dealt with by way of circulation or by a Committee (except an appropriate Board Committee set up for that purpose pursuant to a resolution passed in a Board meeting) but a Board meeting shall be held. Independent Non-executive Directors who, and whose associates, have no material interest in the transaction shall be present at such Board meeting.

Currently, Mr. Anthoni Salim is the Chairman of the Company and Mr. Manuel V. Pangilinan is the Managing Director and Chief Executive Officer of the Company. Accordingly, the roles of the chairman and chief executive officer of the Company are segregated and are not exercised by the same individual. The division of responsibilities between the chairman and the chief executive officer of the Company are set out in the First Pacific Code.

In accordance with the Company's bye-laws and First Pacific Code, at each AGM one-third of the Directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring Director shall be eligible for election.

At the Company's 2007 AGM, Mr. Manuel V. Pangilinan, Mr. Edward A. Tortorici, Sir David Tang and Prof. Edward K.Y. Chen, who have been longest in office since their appointment, retired by rotation but being eligible, were re-elected as Directors of First Pacific for a fixed term of not more than three years, commencing on the date of their re-election (being 1 June 2007) and ending on (1) the date of the Company's AGM to be held in 2010, or (2) on 31 May 2010, or (3) the date on which each Director retires by rotation pursuant to the First Pacific Code and/or the bye-laws, whichever is the earlier.

As a decentralized organization in which local management have substantial autonomy to run and develop their businesses, the Group views well developed reporting systems and internal controls as essential. The Board of Directors plays a key role in the implementation and monitoring of internal financial controls. Their responsibilities include:

- regular board meetings focusing on business strategy, operational issues and financial performance
- active participation on the boards of subsidiary and associated companies
- approval of annual budgets for each operating company covering strategy, financial and business performance, key risks and opportunities
- monitoring the compliance with applicable laws and regulations, and also with corporate governance policies
- monitoring the quality, timeliness, and content of internal and external reporting
- monitoring risks and the effectiveness of internal controls

During 2007, there were five board meetings and those Directors who attended are set out below.

	Number of meetings attended
Chairman	
Anthoni Salim	1/5
Executive Directors	
Manuel V. Pangilinan *Managing Director and Chief Executive Officer*	5/5
Edward A. Tortorici	5/5
Robert C. Nicholson	5/5
Non-executive Directors	
Ambassador Albert F. del Rosario	5/5
Benny S. Santoso	5/5
Sutanto Djuhar	0/5
Tedy Djuhar	4/5
Ibrahim Risjad	0/5
Independent Non-executive Directors	
Graham L. Pickles	5/5
Prof. Edward K.Y. Chen *GBS, CBE, JP*	5/5
Sir David W. C. Tang *KBE*	3/5

Audit Committee

The Audit Committee is currently composed of three Independent Non-executive Directors, with Mr. Graham L. Pickles, who possesses appropriate professional qualifications and experience in financial matters, acting as chairman of the Audit Committee. This is in compliance with Rule 3.21 of the Listing Rules.

The Audit Committee's written terms of reference, which describe its authority and duties, are regularly reviewed and updated by the Board of Directors. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of audit, such as Financial Statements and internal controls, to protect the interests of the Company's shareholders. The Audit Committee also performs an independent review of the interim and annual Financial Statements.

The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues, and reviews the effectiveness of internal controls and risk evaluation. Special meetings are also convened, where appropriate, to review significant financial or internal control issues. During 2007, there were two Audit Committee meetings and those Audit Committee members who attended are set out below.

	Number of meetings attended
Graham L. Pickles	2/2
Prof. Edward K. Y. Chen *GBS, CBE, JP*	2/2
Sir David W. C. Tang *KBE*	2/2

Remuneration Committee

The Remuneration Committee, which comprises Ambassador Albert F. del Rosario (who also acts as the chairman of it replacing Mr. Manuel V. Pangilinan on 5 September 2007), Prof. Edward K.Y. Chen and Sir David Tang, has specific written terms of reference which deal clearly with its authority and duties. The terms of reference of the Remuneration Committee have included the specific duties set out in paragraphs B.1.3 (a) to (f) of the CG Code, with appropriate modifications where necessary.

The Remuneration Committee makes recommendations to the Board of Directors regarding the remuneration of the Executive Directors, senior executives and the fees and emoluments of Non-executive Directors based on advice from compensation and benefits consultants. No Director or any of his associates is involved in deciding his own remuneration. During 2007, there were four Remuneration Committee meetings and those Remuneration Committee members who attended are set out below.

	Number of meetings attended
Manuel V. Pangilinan*	1/4
Ambassador Albert F. del Rosario*	3/4
Prof. Edward K. Y. Chen *GBS, CBE, JP*	4/4
Sir David W. C. Tang *KBE*	3/4

* Change of Remuneration Committee member on 5 September 2007

Nomination Committee

The Nomination Committee, which comprises Mr. Anthoni Salim (who also acts as the chairman of it), Ambassador Albert F. del Rosario, Prof. Edward K.Y. Chen, Sir David Tang and Mr. Graham L. Pickles, has specific written terms of reference which deal clearly with its authority and duties. The terms of reference of the Nomination Committee have included the specific duties set out in paragraphs A.4.5 (a) to (d) of the CG Code, with appropriate modifications where necessary.

The committee performs the following duties:

- reviews the structure, size and composition (including the skills, knowledge and experience) of the Board of Directors on a regular basis and makes recommendations to the Board of Directors regarding any proposed changes;
- establishes recruitment, selection and nomination strategies to attract the right individuals to become Executive or Non-executive Directors; and
- makes recommendations to the Board of Directors on relevant matters relating to the appointment or re-appointment of Directors and succession of planning for Directors.

The selection of individuals to become Executive or Non-executive Directors are based on assessment of their professional qualifications and experience. During 2007, the Nomination Committee has not held any formal meeting.

Independent Board Committee

Where there are matters involving connected or continuing connected transactions or other transactions, so far as required under the Listing Rules, an Independent Board Committee, comprising wholly the Independent Non-executive Directors, will be established with specific written terms of reference which deal clearly with the Independent Board Committee's authority and duties and independent financial advisers will be appointed to provide advices to the Independent Board Committee. When appropriate, the Independent Board Committee will then advise shareholders on how to vote after considering advices (if any) from independent financial advisers.

Director's Service Contract

Mr. Edward A. Tortorici has a service contract with the Company for a 2-year term which expires on 31 December 2009. Apart from that, no other Director has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Model Code for Securities Transactions

Having made specific enquiry, the Company can confirm that all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code.

Financial Reporting

In order to enable the Directors to present a balanced, clear and comprehensible assessment of the Company's performance, position and prospects to its shareholders, financial reports with adequate information and explanations are prepared by the Company's management to the Board of Directors on a timely and regular basis.

Directors' Responsibility for the Financial Statements

The Hong Kong Companies Ordinance requires the Directors to prepare Financial Statements for each financial year that give a true and fair view of the Company's state of affairs as at the end of the financial year and of its profit or loss for the year then ended. In preparing the Financial Statements, the Directors are required to:

- select suitable accounting policies and apply them on a consistent basis, making judgments and estimates that are prudent, fair and reasonable;
- state the reasons for any significant departure from the relevant accounting standards; and
- prepare the Financial Statements on a going concern basis, unless it is not appropriate to presume that the Company will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors' Training

During the course of the year, the Board was informed of updates of accounting and disclosure changes as and when necessary.

Voting by Poll

The Company's shareholders are adequately informed of the procedures for and their rights to demand voting by poll in shareholders' meetings at which their approvals are sought through disclosure in the Company's circulars.

At the 2007 AGM and SGM, the chairman demanded a poll on all resolutions. The procedures for demanding a poll by the shareholders were incorporated in the respective circulars sent to the shareholders in the time stipulated. Computershare Hong Kong Investor Services Limited, the Company's Hong Kong Branch Registrar, was engaged as scrutineer to ensure the votes were properly counted.

Remuneration Policy

Details of Directors' remuneration for the year are set out in Note 35(A) to the Financial Statements. The remuneration of senior executives, including Directors, consists of the following:

Salary and Benefits

Salary reflects an executive's experience, responsibility and market value. Increases are based on effective management of the Company and on increased responsibility. Benefits principally comprise housing allowance, educational support and health care, and are consistent with those provided by comparable companies.

Bonus and Long-term Incentives

Bonuses are based on the achievement of individual performance targets, and do not necessarily correlate with annual profit movements. Long-term incentives comprise monetary payments and/or share options that link reward to the achievement of pre-determined objectives. The value of the long-term incentive offered to each executive is related to job grade and contribution to the management of the business.

Fees

It is the Company's policy that it pays no fees to the Company's Executive Directors.

Pension Contributions

The Company operates defined contribution schemes, in respect of which contributions are determined on the basis of basic salaries and length of service.

Share Options

Share options are granted to certain Directors and senior executives as part of the long-term incentive arrangements. Details of the Company's share options granted to Directors and senior executives are set out in Note 35(D)(a) to the Financial Statements.

Communications with Shareholders

First Pacific encourages an active and open dialogue with all of its shareholders; private and institutional, large and small. The Board acknowledges that its role is to represent and promote the interests of shareholders and that its members are accountable to shareholders for the performance and activities of the Company. As such First Pacific is always responsive to the views and requests of its shareholders.

The formal channels of communicating with shareholders are the annual and interim reports, press releases, published announcements, shareholders' circulars and the AGM. The annual and interim reports seek to communicate, both to shareholders and the wider investment community, developments in the Company's businesses. In addition, the annual report sets out strategic goals for the coming year and management's performance against predetermined objectives are reported and assessed. All of these initiatives are designed to better inform shareholders and potential investors about the Company's activities and strategic direction.

The AGM is the principal forum for formal dialogue with shareholders, where the Board is available to answer questions about specific resolutions being proposed at the meeting and also about the Group in general. In addition, where appropriate, the Company convenes SGM to approve transactions in accordance with the Listing Rules and the Company's corporate governance procedures. These provide further opportunities for shareholders to comment and vote on specific transactions.

At the 2007 AGM, a separate resolution was proposed by the chairman in respect of each separate issue, including proposals relating to general mandates to issue shares and to repurchase shares, re-election of the retiring directors and adoption of new executive stock option plan for MPIC.

In order to promote effective communication, the Company also maintains a website (www.firstpacco.com) which includes past and present information relating to the Group and its businesses.

Connected and Continuing Connected Transactions

At the Company's SGM held on 28 February 2007, the Company's shareholders approved the Group's acquisition of shares representing approximately 46 per cent interest in Philippine Telecommunications Investment Corporation (PTIC) from the Philippine Government, which represents an attributable economic interest of approximately 6.4 per cent of PLDT, for a consideration of Pesos 25.2 billion (equivalent to approximately US$510 million).

On 16 April 2007, the Company announced that Indofood had entered into a sale and purchase agreement with Pacific Carriers Ltd. as the vendor for the purchase by Indofood from the vendor of shares representing 35 per cent of the issued share capital of Pacsari Pte. Ltd. (Pacsari) for an aggregate consideration of US$25.6 million, to be satisfied in cash from the internal resources of Indofood. Pacsari, which is principally engaged in shipping operations, was an existing subsidiary company of Indofood prior to the acquisition, with Indofood holding 55 per cent of the issued share capital of Pacsari. Following completion of the acquisition, Indofood owns 90 per cent of the issued share capital of Pacsari.

On 18 April 2007, the Company announced that Indofood intended to (1) enter into new continuing connected transactions with Salim Wazaran Brinjikji Limited (SAWAB) in relation to its Noodles Business Transaction and set the applicable annual caps in respect of the financial years ending 31 December 2007, 2008 and 2009, (2) revise annual caps for existing Noodles Business Transactions and renew certain existing Noodles Business Transactions and annual caps for 2009 in respect of Noodles Business Transactions, (3) enter into new Distribution Business Transactions and set the annual caps for 2009 in respect of Distribution Business Transactions, (4) closing of Connected Transaction relating to the acquisition of 60 per cent interest in the Plantation Companies on 9 March 2007, (5) enter into existing and new Plantation Business Transactions, (6) enter into Noodles Supply and Services Agreement in respect of the Noodles Business, and (7) enter into Snack Food Supply and Services Agreement in respect of the Snack Food Business. The aggregate of the proposed annual caps for all the Noodles Business Transactions (Transactions (1), (2) and (6)) for the years ending 31 December 2007, 2008 and 2009 are US$53.5 million, US$62.1 million and US$76.6 million respectively. As the relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate annual caps in respect of the Noodles Business Transactions exceed 2.5 per cent, these transactions were subject to independent shareholders' approval at the SGM.

At the Company's SGM held on 20 June 2007, the Company's independent shareholders approved Transaction (1), (2) and (6) referred to above in relation to (1) new continuing connected transactions relating to the transactions between Indofood and SAWAB and the applicable annual caps in respect of the financial years ending 31 December 2007, 2008 and 2009, (2) revision of caps for existing Noodles Business Transactions, renewal of certain existing Noodles Business Transactions and annual caps for 2009 in respect of Noodles Business Transactions and (3) Noodles Supply and Services Agreement in respect of the Noodles Business, details as set out in the Company's circular dated 30 May 2007.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate annual caps in respect of each of the Distribution Business Transactions, the Plantation Business Transactions and the Snack Food Business Transactions do not exceed 2.5 per cent and, therefore, each of those continuing connected transactions is not required to be approved by the independent shareholders at the SGM.

Upon obtaining the Company's shareholders approval at the SGM held on 12 October 2007, SIMP completed the acquisition from First Durango Singapore Pte. Limited and the Ashmore Funds (a possible connected party) of ordinary shares and notes convertible into ordinary shares of Lonsum, representing approximately 56.3 per cent of the enlarged issued share capital of Lonsum for an aggregate consideration of approximately Rupiah 5.0 trillion (equivalent to approximately US$552.5 million), which is equivalent to Rupiah 6,500 (equivalent to approximately US$0.71) per share on 31 October 2007.

On 29 November 2007, the Company announced the revision of annual caps relating to the new distribution business transactions between PT Tristara Makmur and PT Buana Distrindo as well as setting the annual cap for other packaging business transactions.

Each of the above continuing connected transactions will be subject to annual review by the Independent Non-executive Directors of the Company pursuant to Rule 14A.37 of the Listing Rules and confirmation of the auditors of the Company pursuant to Rule 14A.38 of the Listing Rules.

The Directors (including the Independent Non-executive Directors) considered that the terms of each of the Transactions for the financial year ended 31 December 2007 are fair and reasonable and that they are in the best interests of the Company, Indofood and their respective shareholders.

Details of those continuing connected transactions required to be specified by Rule 14A.45 of the Listing Rules are set out below:

A. Transactions relating to the Noodles Business of the Indofood Group

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Transaction amount for the year ended 31 December 2007
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	From	To	(US$ millions)
PT Indofood Sukses Makmur Tbk (ISM) – Food Ingredients Division (ISM – FID)	De United Food Industries Ltd. (DUFIL), an associate of Mr. Anthoni Salim	Sales and supply of noodle seasonings from ISM – FID to DUFIL	1 April 2005	31 March 2008 (Automatic extension upon expiry)	6.7
PT Ciptakemas Abadi (CKA)	DUFIL, an associate of Mr. Anthoni Salim	Sales and supply of packaging materials from CKA to DUFIL for the production of instant noodles	Agreement executed on 1 April 2005, Addendum executed on 3 October 2005	2 October 2008	3.0
ISM	DUFIL, an associate of Mr. Anthoni Salim	Trademark licensing for the exclusive use by DUFIL of the "Indomie" trademark owned by ISM in the Nigerian market and provision of related technical services in connection with DUFIL's instant noodle manufacturing operations in Nigeria	30 November 2006	29 November 2010	2.2
ISM – FID	Pinehill Arabian Food Ltd. (Pinehill), an associate of Mr. Anthoni Salim	Sales and supply of noodle seasonings from ISM – FID to Pinehill	1 April 2005	31 March 2008 (Automatic extension upon expiry)	15.6
CKA	Pinehill, an associate of Mr. Anthoni Salim	Sales and supply of packaging materials from CKA to Pinehill for the production of instant noodles	1 April 2005	31 March 2008	5.2
ISM	Pinehill, an associate of Mr. Anthoni Salim	Trademark licensing for the exclusive use by Pinehill of the "Indomie" and "Supermi" trademarks owned by ISM in the Saudi Arabian and Middle East markets	1 January 2006	31 December 2010 (Automatic extension upon expiry)	0.7
PT Prima Intipangan Sejati (PIPS)	Pinehill, an associate of Mr. Anthoni Salim	Technical services agreement whereby PIPS provides technical assistance to Pinehill in connection with the latter's instant noodle manufacturing operations in Saudi Arabia and the Middle East	1 January 2006	31 December 2010 (Automatic extension upon expiry)	1.6
ISM – FID	Salim Wazaran Brinjikji Ltd. (SAWAB), an associate of Mr. Anthoni Salim	Sales and supply of noodle seasonings from ISM – FID to SAWAB	1 August 2007	31 December 2009 (Automatic extension upon expiry)	–
CKA	SAWAB, an associate of Mr. Anthoni Salim	Sales and supply of packaging materials from CKA to SAWAB for the production of instant noodles	1 August 2007	31 December 2009 (Automatic extension upon expiry)	0.6
ISM	SAWAB, an associate of Mr. Anthoni Salim	Trademark licensing for the non-exclusive use by SAWAB of the "Indomie" trademark owned by ISM in the Syrian Arab Republic market	20 June 2007	31 December 2009 (Automatic extension upon expiry)	–
ISM	SAWAB, an associate of Mr. Anthoni Salim	Technical services agreement whereby ISM provides technical assistance to SAWAB in connection with the latter's instant noodle manufacturing operations in the Syrian Arab Republic market	20 June 2007	31 December 2009 (Automatic extension upon expiry)	–
Aggregate transaction amount					35.6

B. Transactions relating to the Distribution Business of the Indofood Group

Parties to the agreement/arrangement: Name of entity of the group	Parties to the agreement/arrangement: Name of connected party and relationship between the parties	Nature of agreement/arrangement	Period covered by the agreement/arrangement: From	Period covered by the agreement/arrangement: To	Transaction amount for the year ended 31 December 2007 (US$ millions)
PT Indomarco Adi Prima (IAP)	PT Lion Superindo (LS), an associate of Mr. Anthoni Salim	IAP distributes various consumer products to LS	1 April 2006	1 April 2007 (Automatic extension upon expiry)	6.8
IAP	PT Buana Distrindo (BD), an associate of Mr. Anthoni Salim	As a sub-distributor of BD, IAP purchases Pepsicola and tea beverage products for sale in trade outlets in Indonesia	1 January 2007	31 December 2007 (Automatic extension upon expiry)	8.6
PT Putri Daya Usahatama (PDU)	LS, an associate of Mr. Anthoni Salim	PDU distributes various consumer products to LS	19 April 2007	31 December 2009 (Automatic extension upon expiry)	0.6
PT Tristara Makmur (TRM)	BD, an associate of Mr. Anthoni Salim	As a sub-distributor of BD, TRM purchases Pepsicola and tea beverage products for sale in trade outlets in Indonesia	19 April 2007	31 December 2007 (Automatic extension upon expiry)	0.1
Aggregate transaction amount					16.1

C. Transactions relating to the Insurance Policies of the Indofood Group

Parties to the agreement/arrangement: Name of entity of the group	Parties to the agreement/arrangement: Name of connected party and relationship between the parties	Nature of agreement/arrangement	Period covered by the agreement/arrangement: From	Period covered by the agreement/arrangement: To	Transaction amount for the year ended 31 December 2007 (US$ millions)
ISM and subsidiaries	PT Asuransi Central Asia (ACA), an associate of Mr. Anthoni Salim	ISM and subsidiaries takes out insurance policies with ACA	31 December 2006 (property all risks and earthquake insurance)	31 December 2007 (Automatic extension upon expiry)	2.7
			1 July 2007 (vehicle insurance)	1 July 2008	
Aggregate transaction amount					2.7

D. Transactions relating to the Plantation Business of the Indofood Group

Parties to the agreement/arrangement: Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	Period covered by the agreement/arrangement: From	To	Transaction amount for the year ended 31 December 2007 (US$ millions)
PT Salim Ivomas Pratama (SIMP)	PT Adithya Suramitra (ADS), a 100% owned subsidiary of the Salim Group	SIMP has entered into a 20-year lease contract with ADS for the use of land property which is the factory site of SIMP	1 June 1996	31 May 2016	0.1
SIMP and its subsidiaries	PT Sarana Tempa Perkasa (STP), an associate of the Salim Group	STP provides pumping services to SIMP and its subsidiaries to load crude palm oil (CPO) and its derivative products to the shipping vessels	1 January 2007	31 December 2007	0.3
PT Gunta Samba (GS)	PT Rimba Mutiara Kusuma (RMK), a 100% owned subsidiary of the Salim Group	GS purchases spare parts from RMK	2 January 2007	31 December 2009	–
GS	RMK, a 100% owned subsidiary of the Salim Group	GS leases heavy equipment from RMK	2 January 2007	31 December 2009 (Automatic extension upon expiry)	0.3
GS	RMK, a 100% owned subsidiary of the Salim Group	GS rents office space from RMK	2 January 2007	31 December 2009 (Automatic extension upon expiry)	–
PT Multi Pacific International (MPI)	RMK, a 100% owned subsidiary of the Salim Group	MPI leases heavy equipment from RMK	2 January 2007	31 December 2009 (Automatic extension upon expiry)	0.1
PT Sarana Inti Pratama (SIP)	PT Mentari Subur Abadi (MSA), an associate of Mr. Anthoni Salim	SIP sells seedlings to MSA to be used for its operations	20 April 2007	31 December 2009 (Automatic extension upon expiry)	0.5
SIP	PT Swadaya Bhakti Negaramas (SBN), an associate of Mr. Anthoni Salim	SIP sells seedlings to SBN to be used for its operations	20 April 2007	31 December 2009 (Automatic extension upon expiry)	0.2
SIP	PT Agrosubur Permai (ASP), a 99.51% owned subsidiary of MSA, an associate of Mr. Anthoni Salim	SIP sells seedlings to ASP to be used for its operations	20 April 2007	31 December 2009 (Automatic extension upon expiry)	–
SIP	GS, a 99.99% owned subsidiary of PT Mega Cipta Perdana (MCP), an associate of Mr. Anthoni Salim	SIP sells seedlings to GS to be used for its operations	20 April 2007	31 December 2009 (Automatic extension upon expiry)	–
SIP	MPI, a 99.97% owned subsidiary of MCP, an associate of Mr. Anthoni Salim	SIP sells seedlings to MPI to be used for its operations	20 April 2007	31 December 2009 (Automatic extension upon expiry)	–

D. Transactions relating to the Plantation Business of the Indofood Group (cont'd)

Parties to the agreement/arrangement: Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/arrangement	Period covered by the agreement/arrangement: From	To	Transaction amount for the year ended 31 December 2007 (US$ millions)
SIP	MSA, one of the plantation companies, an associate of Mr. Anthoni Salim	SIP provides research services to MSA in connection with its operations	20 April 2007	31 December 2009 (Automatic extension upon expiry)	-
SIP	SBN, an associate of Mr. Anthoni Salim	SIP provides research services to SBN in connection with its operations	20 April 2007	31 December 2009 (Automatic extension upon expiry)	-
SIP	ASP, an associate of Mr. Anthoni Salim	SIP provides research services to ASP in connection with its operations	20 April 2007	31 December 2009 (Automatic extension upon expiry)	-
SIMP	MSA and ASP, each an associate of Mr. Anthoni Salim	SIMP will extend financial assistance to MSA and ASP (maximum 60% portion from total Shareholder loan and corporate guarantee)	24 April 2007	23 April 2010	8.0
SIMP	SBN, an associate of Mr. Anthoni Salim	SIMP will extend financial assistance to SBN (maximum 60% portion from total Shareholder loan and corporate guarantee)	31 October 2007	31 October 2009	0.6
SIMP	MCP, MPI and GS, each an associate of Mr. Anthoni Salim	SIMP will extend financial assistance to MCP/MPI/GS (maximum 60% portion from total Shareholder loan and corporate guarantee)	25 April 2007	24 April 2010	7.8
Aggregate transaction amount					17.9

Each of the above continuing connected transactions has been subject to annual review by the Independent Non-executive Directors of the Company pursuant to Rule 14A.37 of the Listing Rules and confirmation of the auditors of the Company pursuant to Rule 14A.38 of the Listing Rules.

In respect of the financial year ended 31 December 2007, the Independent Non-executive Directors of the Company have concluded that each continuing connected transaction has been entered into:

- in the ordinary and usual course of business of the Company;
- either on normal commercial terms or, in those instances where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to Indofood than terms available to or from (as appropriate) independent third parties;
- in accordance with the relevant agreement governing them, or the relevant written memorandum recording their terms, subject to an exception set out below, as referred to in the letter from Ernst & Young referred to below; and
- on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Ernst & Young has provided a letter to the Board (with a copy to HKSE) confirming that , subject to an exception which has been drawn to the attention of the Board, the continuing connected transactions have been carried out in the manner stated in Rule 14A.38 of the Listing Rules. The exception contained in Ernst & Young's letter related to certain connected party's late settlement of invoices.

Risk Management and Internal Control

The Board is responsible for maintaining an adequate system of internal controls in the Group and reviewing its effectiveness through the Audit Committee.

In addition, during the year ended 31 December 2007, the Audit Committee reviewed and advised that:

- The internal controls and accounting systems of the Group function effectively and are designed to provide reasonable assurance that material assets are protected, business risks attributable to the Group are identified and monitored, material transactions are executed in accordance with management's authorization and the financial statements are reliable for publication and compliant with all relevant laws and regulations.
- There is a process in place for identifying, evaluating and managing the material business risks faced by the Group. Such processes are incorporated in all the Group's businesses.
- There are initiatives to improve certain processes to further strengthen internal controls and enhance risk management within the Group.
- Standard governance practices; establishment of audit, nomination and remuneration committees have been made at Metro Pacific Investments Corporation and its major investments.

Statutory Reports, Financial Statements and Notes to the Financial Statements

Contents

Report of the Directors

The Directors present their report and the audited financial statements of First Pacific Company Limited (the Company) and its subsidiary companies (together the Group) (the Financial Statements) for the year ended 31 December 2007.

Principal Business Activities and Geographical Market Analysis of Operations

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to telecommunications, consumer food products and infrastructure and property. There were no significant changes in the nature of the Group's principal business activities during the year.

An analysis of the Group's turnover and segmental information for the year, by principal business activity and principal geographical market, is set out in Note 4 to the Financial Statements, and a summary of its principal investments is set out on the inside back cover.

Incorporation

The Company was incorporated on 25 May 1988 in Bermuda with limited liability.

Share Capital and Share Options

There were no movements in the Company's authorized share capital during the year. Details of movements in the Company's share capital, share options issued by the Group during the year, together with their reasons, are set out in Notes 28 and 35(D) to the Financial Statements.

Reserves

Details of movements in the reserves of the Group and the Company during the year are set out in the Financial Statements on pages 73 to 75.

Purchase, Sale or Redemption of Listed Securities of the Company

During the year, the Company repurchased certain of its shares on the SEHK and these shares were subsequently cancelled by the Company. Further details of these transactions are set out in Note 28(B) to the Financial Statements.

Except as disclosed above, neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the year.

Results and Appropriations

The consolidated profit of the Group for the year ended 31 December 2007 and the state of affairs of the Company and the Group at that date are set out in the Financial Statements on pages 70 to 140.

An interim dividend of U.S. 0.26 cent (2006: U.S. 0.13 cent) per ordinary share, totaling US$8.2 million (2006: US$4.1 million), was paid on 26 October 2007. The Directors recommend the payment of a special dividend of U.S. 0.38 cent (2006: U.S. 0.12 cent declared) and final dividend of U.S. 0.64 cent (2006: U.S. 0.45 cent) per ordinary share, totaling US$12.3 million (2006: US$3.9 million) and US$20.6 million (2006: US$14.4 million), respectively.

Charitable Contributions

The Group made charitable contributions totaling US$8.0 million in 2007 (2006: US$6.1 million).

Property, Plant and Equipment

Details of movements in the Group's property, plant and equipment during the year are provided in Note 11 to the Financial Statements.

Borrowings

Details of the borrowings of the Group are provided in Note 25 to the Financial Statements.

Distributable Reserves

At 31 December 2007, the Company's reserves available for distribution, calculated in accordance with the provisions of the Companies Act 1981 of Bermuda (as amended) amounted to US$521.9 million (2006: US$439.4 million). The Company's share premium account, in the amount of US$971.7 million (2006: US$964.2 million), may be distributed in the form of fully paid bonus shares.

Pre-emptive Rights

There are no provision for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Directors

The names of the Directors of the Company who held office at 31 December 2007 are set out on pages 10 to 13. Details of a Director's service contract are provided in the Corporate Governance Report on page 54, and the remuneration policy and other details are provided in the Corporate Governance Report on pages 55 and 56 and Note 35(A) to the Financial Statements, respectively.

Interests of Directors in the Company and its Associated Corporations

At 31 December 2007, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK were as follows:

(A) Long Positions in Shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963(C)(i)	44.00	–
Manuel V. Pangilinan	6,052,759(P)	0.19	62,000,000
Edward A. Tortorici	28,312,131(P)	0.88	28,820,000
Robert C. Nicholson	–	–	29,500,000
Ambassador Albert F. del Rosario	600,000(P)	0.02	6,000,000
Benny S. Santoso	–	–	6,000,000
Graham L. Pickles	–	–	3,160,000
Prof. Edward K.Y. Chen *GBS, CBE, JP*	–	–	4,500,000
Sir David W.C. Tang *KBE*	–	–	3,160,000

(C) = Corporate interest, (P) = Personal interest

(i) Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 628,296,599 shares in the Company. Of this, 33.334 per cent is held by Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company which Anthoni Salim directly holds 100 per cent of the issued share capital). Anthoni Salim also owns 56.8 per cent of First Pacific Investments Limited which, in turn, is interested in 790,229,364 shares in the Company. Of this, 10 per cent is held by Anthoni Salim directly, and 46.8 per cent by Salerni International Limited. The remaining 43.2 per cent interest in First Pacific Investments Limited is owned as to 30 per cent by Sutanto Djuhar, 10 per cent by Tedy Djuhar and 3.2 per cent by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(B) Long Positions in Shares in Associated Corporations

- Manuel V. Pangilinan owned 1,248,404 common shares(P) (0.09%)* in MPIC, 202,933 common shares(P) (0.11%)* in PLDT and 360 preferred shares(P) (less than 0.01%)* in PLDT as beneficial owner and a further 15,417 common shares (0.01%)* in PLDT as nominee.

- Edward A. Tortorici owned 69,596 common shares(C) and 660,000 common shares(P) in MPIC (collectively 0.05%)* in MPIC and 104,874 common shares(P) (0.06%)* in PLDT.

- Sutanto Djuhar owned 15,520,335 shares(C) (0.18%)* in Indofood.

- Tedy Djuhar owned 15,520,335 shares(C) (0.18%)* in Indofood.

- Ibrahim Risjad owned 6,406,180 shares(C) (0.08%)* in Indofood.

- Anthoni Salim owned 632,370 shares(C) (0.01%)* in Indofood and a direct interest of 2,007,788 shares (0.14%)* in Indofood Agri Resources Ltd. through his controlled corporations other than the Company and an indirect interest of 998,200,000 shares (68.95%)* through First Pacific Group companies.

- Ambassador Albert F. del Rosario owned 119,995 common shares(P) (0.06%)* in PLDT, 1,560 preferred shares(P) (less than 0.01%)* in PLDT, 32,231,970 preferred shares (52.20%)* in Prime Media Holdings, Inc. (PMH) as nominee, 4 common shares(P) (less than 0.01%)* in PMH as beneficial owner, 4,922 common shares(P) (2.46%)* in Costa de Madera Corporation, 15,000 common shares(P) (5.00%)* in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) (20.00%)* in Metro Strategic Infrastructure Holdings, Inc.

(P) = Personal interest, (C) = Corporate interest

* *Approximate percentage of the issued capital of the respective class of shares in the respective associated corporation as at 31 December 2007.*

At 31 December 2007, save as disclosed above, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK.

Interests of Substantial Shareholders in the Company

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at 31 December 2007, the Company had been notified that the following persons were interested in five per cent or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,418,525,963 ordinary shares of the Company (long position) at 31 December 2007, representing approximately 44.00 per cent of the Company's issued share capital, by way of its 46.80 per cent interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666 per cent interest in First Pacific Investments (BVI) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 31 December 2007, representing approximately 24.51 per cent of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in note (i) of the table on page 65. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at 31 December 2007, representing approximately 19.49 per cent of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Brandes Investment Partners, L.P. (Brandes), a U.S. company, notified the Company that it held 191,822,573 ordinary shares of the Company in December 2007, representing approximately 5.95 per cent of the Company's issued share capital at that time. At 31 December 2007, the Company has not received any other notification from Brandes of any change to such holding.

(e) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 226,271,173 ordinary shares of the Company in July 2007, representing approximately 7.04 per cent of the Company's issued share capital at that time. In January 2008, Marathon notified the Company that it held 210,489,173 ordinary shares of the Company, representing approximately 6.53 per cent of the Company's issued share capital at that time.

Save as disclosed above, the Directors and chief executive of the Company are not aware of any person at 31 December 2007 who had an interest or short position in the shares or underlying shares and debentures of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

Contracts of Significance

Except for the connected and continuing connected transactions set out in the Corporate Governance Report on pages 56 to 61, there were no contracts of significance in relation to the Company's business to which the Company or its subsidiary companies were parties, and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

None of the Directors had any direct or indirect interest in any assets which have been acquired, disposed of by, or leased to, or are proposed to be acquired or disposed of by, or leased to the Company or any of its subsidiary companies at the end of the year or at any time during the year.

Directors' Rights to Acquire Shares or Debentures

Apart from as disclosed under the heading "Interests of Directors in the Company and its Associated Corporations" above and "Share Options" in Note 35(D) to the Financial Statements, at no time during the year was the Company or any of its subsidiary companies a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the Directors of the Company or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the year.

Summary Financial Information

A summary of the published results, assets, liabilities and minority interest, and various information and financial ratios of the Company and the Group for the last ten financial years, as extracted from the audited Financial Statements and restated/ reclassified as appropriate, is set out on page 144. This summary does not form part of the audited Financial Statements.

Major Customers and Suppliers

In 2007, sales to the Group's five largest customers accounted for less than 30 per cent of the total sales for the year, whereas purchases from the Group's five largest suppliers accounted for 57 per cent of the total purchases for the year of which purchases from the largest supplier included therein accounted for 33 per cent of the total purchases.

Connected and Continuing Connected Transactions

Connected and continuing connected transactions required to be disclosed in accordance with Chapter 14A of the Listing Rules, are disclosed in the Corporate Governance Report on pages 56 to 61.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors, at least 25 per cent of the Company's total issued share capital was held by the public at both 31 December 2007 and the date of this report.

Directors' and Officers' Liability Insurance

During the year, the Company has maintained appropriate Directors' and officers' liability insurance for all Directors and officers of the Company and its related companies, save in those instances where individual companies have maintained their own coverage.

Employment Policy

The Company has a policy of non-discrimination in respect of the age, religion, gender, race, disability or marital status of employees and prospective employees. This ensures that individuals are treated equally, given their skills and abilities, in terms of career development and opportunities for advancement.

Subsequent Events

Details of the significant subsequent events of the Group are set out in Note 38 to the Financial Statements.

Auditors

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming AGM.

On behalf of the Board of Directors

Nancy L.M. Li
Company Secretary

Hong Kong
31 March 2008

ERNST & YOUNG

Independent Auditors' Report

TO THE SHAREHOLDERS OF FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the Financial Statements of First Pacific Company Limited set out on pages 70 to 140, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated profit and loss statement, the consolidated and company statements of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibilities for the Financial Statements

The Directors of the Company are responsible for the preparation and the true and fair presentation of these Financial Statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of Financial Statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these Financial Statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the Financial Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Financial Statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the Financial Statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the Financial Statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Financial Statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

ERNST & YOUNG
Certified Public Accountants

18th Floor, Two International Finance Centre
8 Finance Street, Central, Hong Kong

31 March 2008

Consolidated Profit and Loss Statement

For the year ended 31 December US$ millions	Notes	2007	2006 (Restated)[i]
Turnover	4	**3,075.0**	2,474.8
Cost of sales		**(2,315.2)**	(1,836.5)
Gross Profit		**759.8**	638.3
Gain on divestments and dilutions		**356.1**	104.0
Distribution costs		**(261.4)**	(229.6)
Administrative expenses		**(180.9)**	(150.8)
Other operating expenses, net		**(18.9)**	(103.9)
Net borrowing costs	5	**(133.0)**	(106.5)
Share of profits less losses of associated companies and joint ventures		**245.7**	141.8
Profit Before Taxation	6	**767.4**	293.3
Taxation	7	**(95.7)**	(71.6)
Profit for the Year		**671.7**	221.7
Attributable to:			
Equity holders of the parent	8	**510.4**	164.5
Minority interest		**161.3**	57.2
		671.7	221.7
Ordinary Share Dividends	9		
Interim – U.S. 0.26 cent (2006: U.S. 0.13 cent) per share		**8.2**	4.1
Proposed/declared special – U.S. 0.38 cent (2006: U.S. 0.12 cent) per share		**12.3**	3.9
Proposed final – U.S. 0.64 cent (2006: U.S. 0.45 cent) per share		**20.6**	14.4
Total		**41.1**	22.4
Earnings Per Share Attributable to Equity Holders of the Parent (U.S. cents)	10		
Basic		**15.89**	5.15
Diluted		**15.46**	5.06

(i) Refer to Note 2(C)

The Notes on pages 78 to 140 form an integral part of the Financial Statements.

Consolidated Balance Sheet

At 31 December US$ millions	Notes	2007	2006 (Restated)[i]
Non-current Assets			
Property, plant and equipment	11	**784.1**	716.8
Plantations	12	**881.5**	275.0
Associated companies and joint ventures	14	**1,311.4**	532.3
Goodwill	15	**347.2**	34.8
Financial assets at fair value through profit or loss	16	**79.8**	104.9
Accounts receivable, other receivables and prepayments	17	**37.0**	15.9
Prepaid land premiums	18	**151.4**	45.8
Available-for-sale assets	19	**6.0**	4.9
Deferred tax assets	20	**45.0**	20.3
Other non-current assets	21	**110.0**	106.5
		3,753.4	1,857.2
Current Assets			
Cash and cash equivalents	22	**600.8**	267.4
Pledged deposits and restricted cash	32(D)	**-**	31.3
Available-for-sale assets	19	**24.1**	102.1
Accounts receivable, other receivables and prepayments	17	**355.5**	258.1
Inventories	23	**494.0**	367.4
		1,474.4	1,026.3
Current Liabilities			
Accounts payable, other payables and accruals	24	**485.6**	300.1
Short-term borrowings	25	**1,000.1**	508.9
Provision for taxation	26	**52.9**	23.1
Current portion of deferred liabilities and provisions	27	**17.4**	16.6
		1,556.0	848.7
Net Current (Liabilities)/Assets		**(81.6)**	177.6
Total Assets Less Current Liabilities		**3,671.8**	2,034.8
Equity			
Issued share capital	28	**32.2**	32.0
Other reserves	29	**1,048.8**	975.5
Retained earnings/(accumulated losses)		**56.1**	(424.8)
Equity attributable to equity holders of the parent		**1,137.1**	582.7
Minority interest	30	**992.6**	450.1
Total Equity		**2,129.7**	1,032.8
Non-current Liabilities			
Long-term borrowings	25	**1,044.5**	647.0
Deferred liabilities and provisions	27	**180.5**	92.1
Deferred tax liabilities	20	**310.8**	163.3
Derivative liability	31	**6.3**	99.6
		1,542.1	1,002.0
		3,671.8	2,034.8

(i) Refer to Note 2(C)

The Notes on pages 78 to 140 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

31 March 2008

Company Balance Sheet

At 31 December US$ millions	Notes	2007	2006
Non-current Assets			
Subsidiary companies	13	**906.2**	784.2
Loans to a joint venture		**104.3**	–
Amounts due from subsidiary companies	13(A)	**–**	1,559.9
		1,010.5	2,344.1
Current Assets			
Cash and cash equivalents	22	**106.3**	62.4
Amounts due from subsidiary companies	13(A)	**1,781.8**	–
Other receivables and prepayments		**0.2**	0.1
		1,888.3	62.5
Current Liabilities			
Amounts due to subsidiary companies	13(B)	**814.5**	–
Other payables and accruals		**0.6**	0.5
		815.1	0.5
Net Current Assets		**1,073.2**	62.0
Total Assets Less Current Liabilities		**2,083.7**	2,406.1
Equity			
Issued share capital	28	**32.2**	32.0
Other reserves		**1,162.5**	1,148.7
Retained earnings		**348.1**	265.6
Equity attributable to equity holders of the parent		**1,542.8**	1,446.3
Non-current Liabilities			
Loans from subsidiary companies	13(C)	**540.9**	959.8
		2,083.7	2,406.1

The Notes on pages 78 to 140 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

31 March 2008

Consolidated Statement of Changes in Equity

		Equity attributable to equity holders of the parent										
US$ millions	Notes	Issued share capital	Share premium	Share options issued*	Unrealized gains on available-for-sale assets	Unrealized gains/ (losses) on cash flow hedges	Exchange reserve	Capital reserve	Retained earnings/ (accumulated losses)	Total	Minority interest	Total equity
Balance at 1 January 2006		31.9	959.1	9.3	6.4	4.0	(50.9)	-	(577.0)	382.8	323.9	706.7
Changes in equity for 2006:												
Exchange differences on translating foreign operations		-	-	-	-	-	5.7	-	-	5.7	29.2	34.9
Unrealized gains on available-for-sale assets		-	-	-	45.5	-	-	-	-	45.5	3.7	49.2
Unrealized losses on cash flow hedges		-	-	-	-	(10.6)	-	-	-	(10.6)	-	(10.6)
Net income and expense recognized directly in equity		-	-	-	45.5	(10.6)	5.7	-	-	40.6	32.9	73.5
Profit for the year		-	-	-	-	-	-	-	164.5	164.5	57.2	221.7
Total recognized income and expense for the year		-	-	-	45.5	(10.6)	5.7	-	164.5	205.1	90.1	295.2
Divestment and dilution of interest in an associated company		-	-	-	-	-	2.5	-	-	2.5	-	2.5
Restructuring transactions among entities under common control		-	-	-	-	-	-	(2.6)	-	(2.6)	2.6	-
Acquisition of subsidiary companies	32(A)	-	-	-	-	-	-	-	-	-	35.9	35.9
Shares issued to minority interest by a subsidiary company		-	-	-	-	-	-	-	-	-	2.5	2.5
Change in attributable interests		-	-	-	-	-	-	-	-	-	(2.4)	(2.4)
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	(2.5)	(2.5)
Issue of shares upon the exercise of share options	28(A)	0.1	5.1	(1.6)	-	-	-	-	-	3.6	-	3.6
Equity-settled share option arrangements		-	-	3.6	-	-	-	-	-	3.6	-	3.6
2005 final dividend		-	-	-	-	-	-	-	(8.2)	(8.2)	-	(8.2)
2006 interim dividend	9	-	-	-	-	-	-	-	(4.1)	(4.1)	-	(4.1)
Balance at 31 December 2006		32.0	964.2	11.3	51.9	(6.6)	(42.7)	(2.6)	(424.8)	582.7	450.1	1,032.8

Consolidated Statement of Changes in Equity (cont'd)

		Equity attributable to equity holders of the parent										
US$ millions	Notes	Issued share capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized gains/ (losses) on cash flow hedges	Exchange reserve	Capital reserve	Retained earnings/ (accumulated losses)	Total	Minority interest	Total equity
Balance at 1 January 2007		32.0	964.2	11.3	51.9	(6.6)	(42.7)	(2.6)	(424.8)	582.7	450.1	**1,032.8**
Changes in equity for 2007:												
Exchange differences on translating foreign operations		-	-	-	-	-	84.4	-	-	84.4	(29.5)	**54.9**
Unrealized gains on available-for-sale assets		-	-	-	3.9	-	-	-	-	3.9	2.2	**6.1**
Realized gains on available-for-sale assets		-	-	-	(45.5)	-	-	-	-	(45.5)	(3.3)	**(48.8)**
Unrealized gains on cash flow hedges		-	-	-	-	13.4	-	-	-	13.4	-	**13.4**
Net income and expense recognized directly in equity		-	-	-	(41.6)	13.4	84.4	-	-	56.2	(30.6)	**25.6**
Profit for the year		-	-	-	-	-	-	-	510.4	510.4	161.3	**671.7**
Total recognized income and expense for the year		-	-	-	(41.6)	13.4	84.4	-	510.4	566.6	130.7	**697.3**
Divestment and dilution of interest in an associated company		-	-	-	-	0.5	3.3	-	-	3.8	-	**3.8**
Dilution of interest in subsidiary companies		-	-	-	-	-	(0.8)	0.3	-	(0.5)	-	**(0.5)**
Acquisition of subsidiary companies	32(A)	-	-	-	-	-	-	-	-	-	203.5	**203.5**
Change in attributable interests		-	-	-	-	-	-	-	-	-	223.3	**223.3**
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	(15.0)	**(15.0)**
Issue of shares upon the exercise of share options	28(A)	0.2	7.5	(2.4)	-	-	-	-	-	5.3	-	**5.3**
Repurchase and cancellation of shares	28(B)	-	-	-	-	-	-	-	(3.0)	(3.0)	-	**(3.0)**
Equity-settled share option arrangements		-	-	8.7	-	-	-	-	-	8.7	-	**8.7**
2006 special dividend	9	-	-	-	-	-	-	-	(3.9)	(3.9)	-	**(3.9)**
2006 final dividend	9	-	-	-	-	-	-	-	(14.4)	(14.4)	-	**(14.4)**
2007 interim dividend	9	-	-	-	-	-	-	-	(8.2)	(8.2)	-	**(8.2)**
Balance at 31 December 2007		**32.2**	**971.7**	**17.6**	**10.3**	**7.3**	**44.2**	**(2.3)**	**56.1**	**1,137.1**	**992.6**	**2,129.7**

The Notes on pages 78 to 140 form an integral part of the Financial Statements.

Company Statement of Changes in Equity

US$ millions	Notes	Issued share capital	Share premium	Share options issued	Contributed surplus	Retained earnings	Total
Balance at 1 January 2006		31.9	959.1	9.3	173.8	245.1	1,419.2
Profit for the year		–	–	–	–	32.8	32.8
Issue of shares upon the exercise of share options	28(A)	0.1	5.1	(1.6)	–	–	3.6
Equity-settled share option arrangements	34(A)	–	–	3.0	–	–	3.0
2005 final dividend		–	–	–	–	(8.2)	(8.2)
2006 interim dividend	9	–	–	–	–	(4.1)	(4.1)
Balance at 31 December 2006		32.0	964.2	10.7	173.8	265.6	**1,446.3**
Profit for the year		–	–	–	–	112.0	**112.0**
Issue of shares upon the exercise of share options	28(A)	0.2	7.5	(2.4)	–	–	**5.3**
Repurchase and cancellation of shares	28(B)	–	–	–	–	(3.0)	**(3.0)**
Equity-settled share option arrangements	34(A)	–	–	8.7	–	–	**8.7**
2006 special dividend	9	–	–	–	–	(3.9)	**(3.9)**
2006 final dividend	9	–	–	–	–	(14.4)	**(14.4)**
2007 interim dividend	9	–	–	–	–	(8.2)	**(8.2)**
Balance at 31 December 2007		**32.2**	**971.7**	**17.0**	**173.8**	**348.1**	**1,542.8**

The Notes on pages 78 to 140 form an integral part of the Financial Statements.

Consolidated Cash Flow Statement

For the year ended 31 December US$ millions	Notes	2007	2006 (Restated)[i]
Profit Before Taxation		**767.4**	293.3
Adjustments for:			
Interest expenses	5	**169.9**	124.0
Depreciation	6	**64.5**	67.2
Impairment losses recognized		**38.7**	37.6
Equity-settled share option expense	34(A)	**8.7**	3.0
Recognition of prepaid land premiums	6	**2.8**	2.5
Gain on divestment and dilution of interest in an associated company	6	**(206.5)**	(96.9)
Share of profits less losses of associated companies and joint ventures		**(245.7)**	(141.8)
Gain on dilution of interest in subsidiary companies	6	**(149.6)**	–
Interest income	5	**(36.9)**	(17.5)
Realized gain on sale of available-for-sale assets	6	**(25.0)**	(2.2)
Gain on changes in fair value of plantations	6	**(22.0)**	(53.4)
Foreign exchange and derivative (gains)/losses, net	6	**(20.0)**	49.7
(Increase)/decrease in other non-current assets		**(10.4)**	21.5
Dividend income from financial assets at fair value through profit or loss	6	**(2.9)**	(2.2)
Increase in accounts receivable, other receivables and prepayments (Non-current)		**(2.3)**	(14.7)
(Gain)/loss on sale of property, plant and equipment	6	**(0.2)**	3.3
Loss on changes in fair value of non-current assets held for sale	6	**–**	0.6
Dividend income from available-for-sale assets	6	**–**	(0.1)
Gain on disposal of subsidiary companies	6	**–**	(7.1)
Others		**30.2**	(4.9)
		360.7	261.9
Increase/(decrease) in accounts payable, other payables and accruals		**137.1**	(15.9)
Increase in inventories		**(116.1)**	(34.7)
(Increase)/decrease in accounts receivable, other receivables and prepayments (Current)		**(84.4)**	46.3
Net cash generated from operations[ii]		**297.3**	257.6
Interest received		**30.3**	14.5
Interest paid		**(113.6)**	(104.7)
Tax paid		**(83.3)**	(40.3)
Net Cash Inflow from Operating Activities		**130.7**	127.1

(i) Refer to Note 2(C)

(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

Consolidated Cash Flow Statement (cont'd)

For the year ended 31 December US$ millions	Notes	2007	2006 (Restated)[i]
Dividend received from an associated company	14(B)	**155.0**	62.5
Proceeds from divestment principally of financial assets at fair value through profit or loss		**49.1**	–
Proceeds from disposal of available-for-sale assets		**31.2**	3.5
Proceeds from sale of property, plant and equipment		**7.8**	4.7
Dividend received from financial assets at fair value through profit or loss		**2.9**	2.2
Acquisition of subsidiary companies	32(A)	**(517.6)**	(31.6)
Increased investment in associated companies	32(B)	**(514.8)**	(37.3)
Loans and advances to a joint venture		**(96.0)**	(1.4)
Purchase of property, plant and equipment		**(69.5)**	(43.7)
Investment in plantations		**(36.8)**	(7.5)
Increased investment in a subsidiary company	32(C)	**(25.6)**	–
Acquisition of assets designated as financial assets at fair value through profit or loss		**–**	(73.7)
Investment in a joint venture		**–**	(60.7)
Proceeds from disposal of subsidiary companies		**–**	(0.8)
Net Cash Outflow from Investing Activities		**(1,014.3)**	(183.8)
Proceeds of new borrowings		**1,793.8**	688.0
Shares issued to minority interest by subsidiary companies		**264.0**	2.5
Decrease/(increase) in pledged deposits and restricted cash		**31.3**	(26.6)
Issue of shares upon the exercise of share options		**5.3**	3.6
Borrowings repaid		**(824.1)**	(637.0)
Dividends paid to shareholders		**(26.5)**	(12.3)
Dividends paid to minority interest by subsidiary companies		**(15.0)**	(2.5)
Payments in respect of financing arrangements		**(6.0)**	–
Repurchase of shares		**(3.0)**	–
Net Cash Inflow from Financing Activities		**1,219.8**	15.7
Net Increase/(Decrease) in Cash and Cash Equivalents		**336.2**	(41.0)
Cash and cash equivalents at 1 January		**267.4**	296.0
Exchange translation		**(2.8)**	12.4
Cash and Cash Equivalents at 31 December		**600.8**	267.4

(i) Refer to Note 2(C)

The Notes on pages 78 to 140 form an integral part of the Financial Statements.

1. Corporate Information

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to telecommunications, consumer food products and infrastructure and property.

The Group comprises the Company and its subsidiary companies.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company's ordinary shares are listed on the SEHK. Its shares are also available in the United States through ADRs.

2. Basis of Preparation, Summary of Principal Accounting Policies and Changes

(A) Basis of Preparation

The Financial Statements have been prepared in accordance with HKFRSs (which include all HKFRSs, HKASs and Interpretations) issued by the HKICPA, Hong Kong GAAP and the disclosure requirements of the Hong Kong Companies Ordinance and the Listing Rules. The Financial Statements have been prepared under the historical cost convention except for plantations, financial assets at fair value through profit or loss, available-for-sale assets and derivative financial instruments which, as disclosed in the accounting policies below, are stated at fair value. These Financial Statements are presented in United States (U.S.) dollars and rounded to the nearest million (US$ millions) with one decimal place except when otherwise indicated.

(B) Impact of New and Revised HKFRSs

Certain changes to Hong Kong GAAP have been implemented during 2007 as a consequence of the following new and revised HKASs, HKFRSs and HK(IFRIC)-Ints issued by the HKICPA:

HKAS 1 Amendment	"Capital Disclosures"(i)
HKFRS 7	"Financial Instruments: Disclosures"(i)
HK(IFRIC)-Int 7	"Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies"(ii)
HK(IFRIC)-Int 8	"Scope of HKFRS 2"(iii)
HK(IFRIC)-Int 9	"Reassessment of Embedded Derivatives"(iv)
HK(IFRIC)-Int 10	"Interim Financial Reporting and Impairment"(v)

(i) Effective for annual periods commencing on or after 1 January 2007
(ii) Effective for annual periods commencing on or after 1 March 2006
(iii) Effective for annual periods commencing on or after 1 May 2006
(iv) Effective for annual periods commencing on or after 1 June 2006
(v) Effective for annual periods commencing on or after 1 November 2006

The adoption of the above pronouncements has had no effect on both the profit attributable to equity holders of the parent for the years ended 31 December 2007 and 31 December 2006 and equity attributable to equity holders of the parent at 31 December 2007 and 31 December 2006.

(C) Summary of the Impact of Change in Accounting Policy

During 2007, the Directors have reviewed the Group's accounting treatment for its joint ventures following DMCI-MPIC Water Company Inc. (DMCI-MPIC)'s acquisition of an 84.0 per cent interest in Maynilad Water Services, Inc. (Maynilad) in January 2007. DMCI-MPIC is a 50.0 per cent-owned joint venture company of MPIC. During such a review, the Directors considered that the Group's previously adopted accounting policy of applying the proportionate consolidation method for the financial results and financial position for its investments in joint ventures which recognized assets that were not controlled and liabilities that were not present obligations together with assets that it controlled and its present obligations, might not be meaningful for the users of the Group's Financial Statements. As a result, the Group changed its accounting policy for the treatment of its investments in joint ventures from the application of proportionate consolidation method to the equity method of accounting. The 2006 comparatives have been restated in accordance with this change.

(a) Effect on the consolidated balance sheet at 31 December 2006

At 31 December 2006 Increase/(decrease) US$ millions	
Assets	
Associated companies and joint ventures	61.3
Cash and cash equivalents	(60.3)
Accounts receivable, other receivables and prepayments (Current)	(1.4)
	(0.4)
Liabilities	
Accounts payable, other payables and accruals	(0.4)
	(0.4)

(b) Effect on the consolidated profit and loss statement for the years ended 31 December 2007 and 2006

For the year ended 31 December US$ millions	**2007**	2006
Decrease in turnover	**(77.1)**	–
Decrease in cost of sales	**43.3**	–
Decrease in administrative expenses	**8.5**	–
(Increase)/decrease in other operating expenses, net	**(44.0)**	1.3
Decrease/(increase) in net borrowing costs	**29.0**	(0.1)
Increase/(decrease) in share of profits less losses of associated companies and joint ventures	**39.4**	(1.2)
Increase in taxation	**(1.1)**	–
Decrease in profit for the year	**(2.0)**	–
Attributable to:		
Equity holders of the parent	–	–
Minority interest	**(2.0)**	–
Decrease in profit for the year	**(2.0)**	–

The change in accounting policy has had no effect on both the basic and diluted earnings per share attributable to equity holders of the parent for the years ended 31 December 2007 and 31 December 2006.

(D) Impact of Issued But Not Yet Effective HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these Financial Statements.

HKAS 1 (Revised)	"Presentation of Financial Statements"
HKAS 23 (Revised)	"Borrowing Costs"
HKAS 27 (Revised)	"Consolidated and Separate Financial Statements"
HKFRS 2 Amendment	"Share-based Payment – Vesting Conditions and Cancellations"
HKFRS 3 (Revised)	"Business Combinations"
HKFRS 8	"Operating Segments"
HK(IFRIC)–Int 11	"HKFRS 2 – Group and Treasury Share Transactions"
HK(IFRIC)–Int 12	"Service Concession Arrangements"
HK(IFRIC)–Int 13	"Customer Loyalty Programmes"
HK(IFRIC)–Int 14	"HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"

HKAS 1 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The main change relates to the separation of owner and non-owner changes in the statement of changes in equity. Owners represent the holders of financial instruments classified as equity. The revised standard requires the statement of changes in equity to include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the revised standard introduces the statement of comprehensive income which presents all items of income and expense recognized in profit or loss together with all other items of recognized income and expense.

HKAS 23 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The main change is the removal of the option of immediately recognizing as an expense for borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such assets.

HKAS 27 (Revised) shall be applied for annual periods beginning on or after 1 July 2009. The revised standard replaces the term "minority interest" with "non-controlling interest" and requires changes in a parent's ownership interest in a subsidiary company that do not result in a loss of control to be accounted for as equity transactions.

HKFRS 2 Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that vesting conditions are service conditions and performance conditions only and that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

HKFRS 3 (Revised) shall be applied for annual periods beginning on 1 July 2009. The revised standard requires (a) for partial acquisitions, non-controlling interests shall be measured either as their proportionate interest in the net identifiable assets or at fair value; (b) for step acquisitions, goodwill shall be measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired; (c) the recognition of acquisition-related costs as expenses, rather than included in goodwill and (d) the recognition of contingent consideration measured at fair value at the acquisition date.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. HKFRS 8 will replace HKAS 14 "Segment Reporting".

HK(IFRIC)-Int 11 shall be applied for annual periods beginning on or after 1 March 2007. This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g., treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed.

HK(IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 January 2008. This interpretation covers contractual arrangements arising from private entities providing public services.

HK(IFRIC)-Int 13 shall be applied for annual periods beginning on or after 1 July 2008. This interpretation requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished.

HK(IFRIC)-Int 14 shall be applied for annual periods beginning on or after 1 January 2008. This interpretation addresses how to assess the limit under HKAS 19 "Employee Benefits", on the amount of a refund or a reduction in future contributions in relation to a defined benefit scheme that can be recognized as an asset, in particular, when a minimum funding requirement exists.

The Group has not early adopted the above new and revised HKFRSs for the year ended 31 December 2007. The Company has already commenced an assessment of the impact of these new and revised HKFRSs but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position and presentation of consolidated financial statements. The Company has concluded that the adoption of HK(IFRIC)-Int-12 will affect its results of operations and financial position for the annual periods beginning on 1 January 2008 as a result of a change in its accounting treatment in relation to Maynilad's service concession arrangement. However, the Company is currently not able to absolutely quantify the impact yet.

(E) Summary of Principal Accounting Policies

(a) Basis of consolidation

The Financial Statements include the financial statements of the Company and its subsidiary companies for the year ended 31 December 2007. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary company is an entity controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition, being the date on which the Group obtains control, or up to the effective date of disposal, as appropriate. The gain or loss on disposal of a subsidiary company represents the difference between the net proceeds from sale and the Group's share of its net assets, including the attributable carrying amount of goodwill.

The acquisition of subsidiary companies during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity investments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interest represents the interests of minority shareholders not held by the Group in the results and net assets of the Company's subsidiary companies. All acquisition of a minority interest is accounted for using the parent entity extension method whereby the difference between the consideration and the existing carrying amount of the share of the net assets acquired is recognized as goodwill.

For business combinations involving entities or businesses under common control (a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory), they are accounted for applying the principles of merger accounting which is consistent with Accounting Guideline 5 "Merger Accounting for Common Control Combinations" issued by the HKICPA. The method requires the combined entity recognizing the assets, liabilities and equity of the combining entities or businesses at the carrying amounts (i.e., existing book values from the controlling parties' perspective) in the consolidated financial statements of the controlling party or parties prior to the common control combination. There is no recognition of any goodwill or excess of the acquirer's interest in the net fair value of the acquiree's identified assets, liabilities and contingent liabilities over the cost at the time of the common control combination to the extent of the controlling party's or parties' interests.

In the Company's balance sheet, investments in subsidiary companies are stated at cost less any provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(b) Cash and cash equivalents

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, less bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(c) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method, the weighted average method or the moving average method, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated selling prices less estimates of costs to completion and selling expenses.

(d) Property, plant and equipment

Freehold land is stated at cost and is not depreciated. Other property, plant and equipment is stated at cost less accumulated depreciation and any impairment losses, calculated on the straight-line basis at annual rates estimated to write off their book values to residual values over their expected useful lives. Details of depreciation rates are set out in Note 11(A).

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency denominated liabilities used to acquire such assets. Major costs incurred in restoring property, plant and equipment to their normal working condition are charged to the profit and loss statement. Improvements are capitalized and depreciated over their expected useful lives to the Group. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the profit and loss statement.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

(e) Plantations

Plantations, which primarily comprise oil palm and rubber plantations, are stated at fair value less estimated point-of-sale costs. Gains or losses arising on initial recognition of plantations at fair value less estimated point-of-sale costs and from the change in fair value less estimated point-of-sale costs of plantations at each reporting date are included in the profit and loss statement for the period in which they arise.

The fair value of the oil palm plantations is estimated by reference to independent professional valuations using the discounted cash flows of the underlying plantations. The expected cash flows from the whole life cycle of the oil palm plantations is determined using the market price of the estimated yield of the fresh fruit bunches (FFB), net of maintenance and harvesting costs, and any costs required to bring the oil palm plantations to maturity. The estimated yield of the oil palm plantations is dependent on the age of the oil palm trees, the location, soil type and infrastructure. The market price of the FFB is largely dependent on the prevailing market price of the crude palm oil (CPO) and palm kernel oil (PKO).

Oil palm trees have an average life that ranges from 20 to 25 years, with the first three to four years as immature and the remaining as mature.

Rubber tress have an average life that ranges from 20 to 25 years, with the first five to six years as immature and the remaining years as mature. Rubber plantations are considered mature when at least 70 per cent of the trees per block are tapable and, the circumference of the trunk of the tree is 45 centimeters or more at the height of 160 centimeters from the ground.

(f) Associated companies

An associated company is an entity, not being a subsidiary company or a joint venture, in which the Group has a long-term interest of generally not less than 20 per cent of the equity voting rights and over whose management the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associated companies are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investments in associated companies include goodwill (net of any accumulated impairment losses) identified on acquisition. The Group's share of its associated companies' post-acquisition profits and losses is recognized in the consolidated profit and loss statement, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Income from associated companies is stated in the consolidated profit and loss statement as the Group's share of profits less losses of associated companies. For those shares of associated companies' post acquisition movements in reserves recognized in the Group's consolidated reserves, the Group will disclose them, when applicable in the consolidated statement of changes in equity.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(g) Joint ventures

The Group recognized its interest in joint ventures using the equity method of accounting. Under the equity method of accounting, such interest is stated at cost plus post-acquisition changes in the Group's proportionate share in the net assets of the joint ventures, less any impairment losses. The profit and loss statement reflects the Group's proportionate share of the results of operation of the joint ventures from the date of incorporation of the joint ventures.

(h) Asset retirement obligations

The net present value of legal obligations associated with the retirement of an item of property, plant and equipment that resulted from the acquisition, construction or development and the normal operation of property, plant and equipment is recognized in the period in which it is incurred.

(i) Income tax

Income tax comprises current and deferred taxes. Income tax is recognized in the profit and loss statement, or in equity if it relates to items that are recognized directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax liabilities are provided, using the liability method, on all taxable temporary differences (with limited exceptions) arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax assets and unused tax losses (with limited exceptions). The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(j) Provisions and contingent liabilities

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. When the effect of discounting is material, the amount recognized for a provision is the present value, at the balance sheet date, of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount, arising from the passage of time, is included in net borrowing costs in the profit and loss statement.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.

(k) Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of assets including property, plant and equipment, certain investments, goodwill and other long-lived assets, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's fair value less costs to sell and value in use.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, then the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognized impairment loss of all assets other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of the asset. However, this is limited and will not give rise to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization), had no impairment loss been recognized for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(l) Accounting for acquisition and disposal

(I) Results

The results of subsidiary or associated companies acquired or disposed of are accounted for from or to the effective date of acquisition or disposal.

(II) Fair value adjustments

On the acquisition of a subsidiary company or an interest in an associated company, the acquisition cost is allocated to the fair values of the identifiable assets, liabilities and contingent liabilities acquired.

(III) Goodwill

Goodwill represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets, liabilities and contingent liabilities acquired as at the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired and its amount will be written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed.

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of the acquisition, after reassessment, is recognized immediately in the consolidated profit and loss statement.

In the case of associated companies and joint ventures, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

(m) Foreign currencies

(I) Functional and presentational currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The Financial Statements are presented in the currency of United States dollars, which is the Company's functional and presentation currency.

(II) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(III) *Group companies*

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognized as a separate component of equity. On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognized in the profit and loss statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(IV) *Cash flow statement*

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiary companies are translated into United States dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries and jointly-controlled entities which arise throughout the year are translated into United States dollars at average exchange rates of the year.

(n) Turnover and revenue recognition

Turnover represents the amounts received and receivable from the sale of goods and properties and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when the ownership of goods sold has been transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stages of completion for the rendering of the said services.

Dividend income is recognized when the Group's right to receive payment has been established. Interest income is recognized as it accrues taking into account the principal amount outstanding and the effective interest rate.

(o) Segmental information

A segment is a distinguishable component of the Group that is engaged either in providing certain products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intragroup balances and intragroup transactions are eliminated as part of the consolidation process.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year. The Head Office and other items mainly comprise the Head Office's assets, borrowings and overheads.

(p) Leases

Leases, where substantially all of the risks and rewards of ownership of assets remain with the lessor, are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are recorded in the profit and loss statement on the straight-line basis over the lease terms.

Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently recognized as expenses on the straight-line basis over the lease terms.

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

(q) Employee benefits

(I) Pension obligations

The Group operates defined contribution and defined benefit retirement schemes.

Contributions to defined contribution schemes by the Group and employees are calculated as a percentage of the employees' basic salaries. The Group's contributions to defined contribution schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to the contributions vesting fully.

Contributions to defined benefit schemes are determined based on the value of the retirement scheme assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations, and are determined on the basis of actuarial valuations using the projected unit credit method. The costs of defined benefit schemes are charged against profit on a systematic basis so as to be spread over the expected remaining service lives of the employees affected. Actuarial gains and losses are recognized immediately in the profit and loss statement as and when they occur.

(II) Long service payments

Certain of the Group's employees are eligible for long service payments in the event of the termination of their employment. A provision is recognized in respect of the probable future long service payments expected to be made. The provision is the best estimate of the probable future payments that have been earned by the employees from their service to the Group at the balance sheet date.

(III) *Equity-settled transactions*

The cost of equity-settled transactions with employees is measured by reference to the fair value of the share options at the date at which they are granted. Fair value is determined using an option pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the relevant shares (market conditions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, as a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

(IV) *Cash-settled transactions*

The Group's associated companies grant share appreciation rights (SARs) to eligible key executives and advisors, and recognize the services received and the liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. The liability is measured, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. Until settled, any changes in fair value at each reporting date will be recognized in the profit and loss statement.

(V) *Paid leave carried forward*

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

(r) Borrowing costs

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed in the profit and loss statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

(s) Financial assets and financial liabilities

The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when the Group becomes a party to the contractual provisions of the instrument and derecognizes a financial asset when the Group no longer controls the contractual rights to the cash flows that comprise the financial instrument which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument have already expired or are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, are done using the trading date accounting, which means, the accounting based on the date that the Group commits to purchase or sell the asset.

Financial assets in the scope of HKAS 39 "Financial Instruments: Recognition and Measurement" are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold to maturity. Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other three categories.

A financial asset or financial liability can be designated as a financial asset or financial liability at fair value through profit or loss only upon its initial recognition. The Group may use this designation only in the case of a contract containing one or more embedded derivatives (as described below) or when doing so results in more relevant information, because either

(i) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or

(ii) a group of financial assets, financial liabilities or both are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group's key management personnel.

For a contract containing one or more embedded derivatives, the Group may designate the entire hybrid (combined) contract as a financial asset or financial liability at fair value through profit or loss unless:

(i) the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or

(ii) it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits that holder to prepay the loan for approximately its amortized cost.

Financial assets or financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss. Fair value is determined by reference to the transaction price or other market prices. If such market prices are not reliably determinable, the fair value of the consideration is estimated as the sum of all future cash payments or receipts, discounted using the prevailing market rates of interest for similar instruments with similar maturities.

After initial recognition, the following financial assets and liabilities are measured at amortized cost using the effective interest rate method: (i) loans and receivables; (ii) held-to-maturity investments; and (iii) financial liabilities other than liabilities measured at fair values through profit or loss, whereas available-for-sale assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss statement. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Amortized cost for held-to-maturity investments is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount.

Investments in unquoted equity securities and derivatives linked thereon are measured at cost.

Amortization of discounts and premiums is taken directly to the consolidated profit and loss statement. Changes in the fair value of financial assets and liabilities measured at fair value of (i) all derivatives (except for those eligible for hedge accounting); (ii) other items intended to be actively traded; and (iii) any item designated as "at fair value through profit or loss" at origination, are taken directly to the profit and loss statement. Changes in the fair value of available-for-sale financial assets are recognized in equity, except for the foreign exchange fluctuations on available-for-sale debt securities and the interest component which is taken directly to net profit or loss for the period based on the asset's effective yield.

Financial assets and liabilities include financial instruments which may be a primary instrument, such as receivables, payables and equity securities, or a derivative instrument, such as financial options, futures and forwards, interest rate swaps and currency swaps.

Financial instruments are classified as a financial liability or a financial asset or an equity in accordance with the substance of the contractual arrangement. Financial instruments that contain both liability and equity elements are classified separately as financial liabilities, or equity instruments. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and the Group intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset is impaired.

(i) *Assets carried at amortized cost*

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in the profit and loss statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the profit and loss statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

(II) *Assets carried at cost*

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(III) *Available-for-sale financial assets*

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the profit and loss statement, is transferred from equity to the profit and loss statement. Impairment losses on equity instruments classified as available for sale are not reversed through the profit and loss statement.

(t) Derivative instruments

The Group uses derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

The criteria for a derivative instrument to be classified as a hedge include: (i) the hedge transaction is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, (ii) the effectiveness of the hedge can be reliably measured, (iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and (iv) for cash flow hedges, the forecast transaction, which is the subject of the hedge, must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

For the purpose of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the profit and loss statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the profit and loss statement.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in the consolidated profit or loss statement. The gains or losses that are accumulated in equity are transferred to the profit and loss statement in the same period in which the hedged item affects the profit or loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the profit and loss statement.

(u) Dividends

Final dividends proposed by the Directors are recognized as a liability when they have been approved by the shareholders and declared in an annual general meeting.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and bye-laws grant the Directors the authority to declare interim dividends. Consequently, interim dividends are recognized immediately as a liability when they are proposed and declared.

(v) Related parties

A party is considered to be related to the Group if:

(I) directly, or indirectly through one or more intermediaries, the party (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(II) the party is an associate;

(III) the party is a joint venture in which the entity is a venturer;

(IV) the party is a member of the key management personnel of the Group;

(V) the party is a close member of the family of any individual referred to in (I) or (IV);

(VI) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (IV) or (V); or

(VII) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

3. Significant Accounting Judgments and Estimates

(A) Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have significant effect on the amounts recognized in the Financial Statements:

(a) Classification of financial assets and financial liabilities

The Group determines the classification of certain of assets and liabilities as financial assets and financial liabilities by judging whether they meet the definition of financial assets and financial liabilities set out in HKAS 39. Accordingly, the financial assets and financial liabilities are accounted for in accordance with the Group's accounting policies set out in Note 2(E)(s).

(b) Designation of financial assets at fair value through profit or loss

The Group designated certain interests in PLDT acquired during 2006 as financial assets at fair value through profit or loss to partially offset against the exposure arising from changes in the fair value of the option element embedded in the Head Office's Exchangeable Notes. Please refer to Note 16 for details.

(B) Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimating useful lives and residual values of property, plant and equipment

The Group estimates the useful lives and residual values of its property, plant and equipment based on the period over which the assets are expected to be available for use. The estimated useful lives and residual values of the property, plant and equipment are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the Group's estimation of the useful lives and residual values of its property, plant and equipment is based on its collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in those estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives and residual values of the Group's property, plant and equipment would increase its recorded depreciation expenses and decrease its non-current assets.

(b) Assets impairment

Hong Kong GAAP requires that an impairment review should be performed when certain impairment indication is present. In case of goodwill, such assets are subject to yearly impairment test and whenever there is an indication that such assets may be impaired.

Purchase accounting requires extensive use of accounting estimates to allocate the purchase price to the fair market values of the assets and liabilities purchased, including intangible assets and contingent liabilities. The Group's business acquisitions have resulted in goodwill, which is subject to a periodic impairment test.

Determining the fair value of property, plant and equipment at the date of acquisition of business, which requires the determination of future cash flows expected to be generated from the continued use (i.e., value in use) and ultimate disposition of such assets, requires the Group to make estimates and assumptions that can materially affect its consolidated financial statements. Future events could cause the Group to conclude that property, plant and equipment associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on its financial condition and results of operations.

The preparation of estimated future cash flows involves significant estimations. While the Group believes that its assumptions are appropriate and reasonable, significant changes in its assumptions may materially affect its assessment of recoverable values and may lead to future additional impairment charges under Hong Kong GAAP.

(c) Deferred tax assets

The Group reviews the carrying amounts at each balance sheet date and reduces deferred tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable profit to allow all or part of its recognized deferred tax assets to be utilized.

(d) Financial assets and liabilities

Hong Kong GAAP requires that the Group carries certain of its financial assets and liabilities at fair value, which requires extensive use of accounting estimates. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates and interest rates), the amount of changes in fair value would differ if the Group utilized different valuation methodologies. Any changes in fair value of these financial assets and liabilities would affect directly the Group's consolidated profit and loss and equity.

(e) Estimating allowances for accounts receivable

The Group estimates the allowance for accounts receivable related to its trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount it provides. First, the Group evaluates specific accounts where it has information that certain customers are unable to meet their financial obligations. In these cases, the Group uses judgment, based on the best available facts and circumstances, including but not limited to, the length of its relationship with the customer and the customer's current credit status based on third party credit reports and known market factors, to record specific provisions for customers against amounts due to reduce its receivable amounts that the Group expects to collect. These specific provisions are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a provision is established as a certain percentage of age of status of receivables. This percentage is based on a collective assessment of historical collection, write-off, experience and changes in its customer payment terms.

The amounts and timing of recorded expenses for any period would differ if the Group utilized different estimates. An increase in the Group's allowance for accounts receivable would increase its recorded operating expenses and decrease its assets.

(f) Estimating allowances for inventories

The Group estimates the allowance for inventories based on the best available facts and circumstances, including but not limited to, the inventories' own conditions (i.e., whether they are damaged or become wholly or partially obsolete), their market selling prices, estimated costs of completion and estimated costs to be incurred for their sale. The provisions are re-evaluated and adjusted as additional information received affects the amount estimated.

(g) Pension and other retirement benefits

The determination of the Group's obligation and cost for defined benefits is performed by independent actuaries engaged by the Group and dependent on the selection of certain assumptions used by them in calculating such amounts. Those assumptions include among others, discount rates, expected returns on plan assets, rates of salary and pension increase and average remaining working lives of employees. In accordance with Hong Kong GAAP, actual results that differ from the Group's assumptions are recognized immediately in the profit and loss statement as and when they occur. While the Group believes that the actuaries' assumptions are reasonable and appropriate, significant differences in the Group's actual experience or significant changes in the Group's assumptions may materially affect its pension and other retirement obligations.

(h) Measurement of fair value of plantations

Hong Kong GAAP requires that the Group carries its plantations at fair value less estimated point-of-sale costs, which requires extensive use of accounting estimates. The determination of such fair value less estimated point-of-sale costs is performed by independent valuers engaged by the Group. Significant components of fair value measurement were determined using assumptions including average life of plantations, yield per hectare, plantation area and discount rates. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of these plantations would affect directly the Group's profit and loss and equity.

(i) Derivative liabilities

Hong Kong GAAP requires that the Group carries its option embedded in the Exchangeable Notes issued at fair value and the option element embedded in MPIC's U.S. dollar denominated convertible notes (USD Notes), which require extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including the trading price of the Exchangeable Notes and MPIC's share price, expected volatility of the underlying PLDT's and MPIC's share prices, and the average market interest rate. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of the option element embedded in the Exchangeable Notes and the option element embedded in MPIC's USD Notes would affect directly the Group's profit and loss and equity. At 31 December 2007, MPIC has fully settled the USD Notes.

(j) **Equity-settled share option expense**

Hong Kong GAAP requires that the Group measures its share options at fair value at the date at which they are granted, which requires extensive use of accounting estimates. The determination of such fair value is performed by an independent valuer engaged by the Group. Significant components of fair value measurement were determined using assumptions including expected volatility and dividend yield and average risk-free interest rate. The amount of fair value determined at the date of which the options are granted would differ if the Group utilized different assumptions. Any changes in fair value of the share options determined at the date of which they are granted would affect directly the Group's profit and loss in subsequent periods when these fair values are recognized as expenses over the share options' vesting period.

4. Turnover and Segmental Information

US$ millions	2007	2006
Turnover		
Sale of goods and properties	**3,014.3**	2,440.3
Rendering of services	**60.7**	34.5
Total	**3,075.0**	2,474.8

Segmental Information

Segmental information, relating to the Group's business and geographic segments, is analyzed as follows. Analysis by business segment is the Group's primary segment reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on the inside back cover.

By Principal Business Activity - 2007

US$ millions	Telecom-munications	Consumer Food Products	Infrastructure and Property	Head Office	2007 Total
Profit and Loss					
Segment revenue - turnover	–	3,040.3	34.7	–	**3,075.0**
Segment results	–	410.8	41.1	202.8	**654.7**
Net borrowing costs					**(133.0)**
Share of profits less losses of associated companies and joint ventures	209.1	(0.3)	36.9	–	**245.7**
Profit before taxation					**767.4**
Taxation					**(95.7)**
Profit for the year					**671.7**
Assets and Liabilities					
Segment assets	–	3,495.5	150.4	195.4	**3,841.3**
Associated companies and joint ventures	1,078.9	2.3	230.2	–	**1,311.4**
Unallocated assets					**75.1**
Total assets					**5,227.8**
Segment liabilities	–	532.2	83.1	74.5	**689.8**
Unallocated liabilities					**2,408.3**
Total liabilities					**3,098.1**
Other Information					
Capital expenditure	–	67.7	1.6	0.2	**69.5**
Depreciation	–	63.4	0.7	0.4	**64.5**
Foreign exchange and derivative losses, net	–	–	–	–	–
Impairment losses recognized	–	35.8	2.9	–	**38.7**
Other non-cash expenses	–	2.8	–	12.3	**15.1**

By Principal Geographical Market – 2007

US$ millions	The Philippines	Indonesia	Others	Head Office	**2007 Total**
Segment revenue – turnover	34.7	3,040.3	–	–	**3,075.0**
Segment assets	150.4	3,495.5	–	195.4	**3,841.3**
Associated companies and joint ventures	1,303.4	2.3	5.7	–	**1,311.4**
Unallocated assets					**75.1**
Total assets					**5,227.8**
Capital expenditure	1.6	67.7	–	0.2	**69.5**

By Principal Business Activity – 2006

US$ millions	Telecom-munications	Consumer Food Products	Infrastructure and Property	Head Office	2006 (Restated) Total
Profit and Loss					
Segment revenue – turnover	–	2,398.5	76.3	–	2,474.8
Segment results	–	265.5	(14.8)	7.3	258.0
Net borrowing costs					(106.5)
Share of profits less losses of associated companies and joint ventures	143.0	(0.4)	(0.8)	–	141.8
Profit before taxation					293.3
Taxation					(71.6)
Profit for the year					221.7
Assets and Liabilities					
Segment assets	–	1,940.7	112.3	170.9	2,223.9
Associated companies and joint ventures	459.8	2.6	69.9	–	532.3
Unallocated assets					127.3
Total assets					2,883.5
Segment liabilities	–	277.8	56.5	174.1	508.4
Unallocated liabilities					1,342.3
Total liabilities					1,850.7
Other Information					
Capital expenditure	–	38.6	5.6	2.1	46.3
Depreciation	–	62.9	4.1	0.2	67.2
Foreign exchange and derivative losses, net	–	–	0.7	59.4	60.1
Impairment losses recognized	–	8.0	18.5	11.1	37.6
Other non-cash expenses	–	–	–	14.1	14.1

By Principal Geographical Market – 2006

US$ millions	The Philippines	Indonesia	Others	Head Office	2006 (Restated) Total
Segment revenue – turnover	76.3	2,398.5	–	–	2,474.8
Segment assets	112.3	1,940.7	–	170.9	2,223.9
Associated companies and joint ventures	526.4	2.6	3.3	–	532.3
Unallocated assets					127.3
Total assets					2,883.5
Capital expenditure	5.6	38.6	–	2.1	46.3

5. Net Borrowing Costs

US$ millions	2007	2006 (Restated)
Bank loans and other loans		
– Wholly repayable within five years	**162.1**	114.6
– Not wholly repayable within five years	**8.1**	9.4
Less borrowing costs capitalized in inventories	**(0.3)**	-
Total Borrowing Costs	**169.9**	124.0
Less interest income	**(36.9)**	(17.5)
Net Borrowing Costs	**133.0**	106.5

The capitalization rate of borrowing costs for 2007 is 14.6 per cent (2006: Nil).

6. Profit Before Taxation

US$ millions	Notes	2007	2006
Profit Before Taxation is Stated after (Charging)/Crediting			
Cost of inventories sold		**(1,886.8)**	(1,480.8)
Employees' remuneration	34(A)	**(280.7)**	(237.2)
Depreciation	11	**(64.5)**	(67.2)
Cost of services rendered		**(28.0)**	(35.2)
Impairment losses			
– Goodwill(i)	15	**(16.7)**	(6.4)
– Other non-current assets(i)		**(12.4)**	–
– Property, plant and equipment(i)	11	**(4.2)**	(2.7)
– Associated companies and joint ventures(i)		**(2.9)**	(19.2)
– Accounts receivable(ii)	17(C)	**(2.5)**	(9.3)
Operating lease rentals			
– Land and buildings		**(10.1)**	(18.0)
– Hire of plant and equipment		**(0.4)**	(0.8)
Recognition of prepaid land premiums	18	**(2.8)**	(2.5)
Auditors' remuneration			
– Audit services		**(1.9)**	(1.6)
– Other services		**(0.6)**	(0.8)
Gain on divestment and dilution of interest in an associated company		**206.5**	96.9
Gain on dilution of interest in subsidiary companies		**149.6**	–
Realized gain on sale of available-for-sale assets		**25.0**	2.2
Gain on changes in fair value of plantations	12	**22.0**	53.4
Foreign exchange and derivative gains/(losses), net	8	**20.0**	(49.7)
Dividend income from financial assets at fair value through profit or loss		**2.9**	2.2
Gain/(loss) on sale of property, plant and equipment		**0.2**	(3.3)
Loss on changes in fair value of non-current assets held for sale		**–**	(0.6)
Gain on disposal of subsidiary companies		**–**	7.1
Dividend income from available-for-sale assets		**–**	0.1

(i) Included in other operating expenses, net
(ii) Included in distribution costs

7. Taxation

No Hong Kong profits tax (2006: Nil) has been provided as the Group had no estimated assessable profits (2006: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

US$ millions	2007	2006
Subsidiary Companies – Overseas		
Current taxation (Note 26)	**96.5**	52.5
Deferred taxation (Note 20)	**(0.8)**	19.1
Total	**95.7**	71.6

Included within the share of profits less losses of associated companies and joint ventures is taxation of US$107.9 million (2006: US$24.3 million) and which is analyzed as follows.

US$ millions	2007	2006
Associated Companies and Joint Ventures – Overseas		
Current taxation	**60.4**	44.1
Deferred taxation	**47.5**	(19.8)
Total	**107.9**	24.3

A reconciliation between profit before taxation multiplied by the applicable tax rates and the taxation amount as shown in the consolidated profit and loss statement is as follows.

	2007		2006	
US$ millions		%		%
Profit Before Taxation	**767.4**		293.3	
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	**261.4**	**34.1**	112.6	38.4
Tax effect of:				
– Non-deductible expenses	**16.3**	**2.1**	25.8	8.8
– Income not subject to tax	**(109.6)**	**(14.3)**	(15.0)	(5.1)
– Share of profits less losses of associated companies and joint ventures	**(92.7)**	**(12.1)**	(58.3)	(19.9)
– Others	**20.3**	**2.7**	6.5	2.2
Taxation	**95.7**	**12.5**	71.6	24.4

8. Profit Attributable to Equity Holders of the Parent

The profit attributable to equity holders of the parent includes US$30.1 million of net foreign exchange and derivative gains (2006: losses of US$51.5 million), which comprise a gain of US$27.7 million (2006: US$31.2 million) on changes in the fair value of certain PLDT shares designated as financial assets at fair value through profit or loss and a gain of US$2.4 million (2006: losses of US$82.7 million) on the changes in the fair values of derivatives and foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and US$286.6 million (2006: US$66.1 million) of net non-recurring gains.

Analysis of Foreign Exchange and Derivative Gains/(Losses)

US$ millions	2007	2006
Foreign exchange and derivative gains/(losses)		
– Subsidiary companies (Note 6)	**20.0**	(49.7)
– Associated companies and joint ventures	**19.9**	7.4
Subtotal	**39.9**	(42.3)
Attributable to taxation and minority interest	**(9.8)**	(9.2)
Total	**30.1**	(51.5)

The non-recurring gains of US$286.6 million for 2007 mainly comprise a gain on divestment of the Group's interest in PLDT of US$174.7 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution of the Group's effective interest in Indofood's oils and plantations businesses of US$75.9 million. The non-recurring gains of US$66.1 million for 2006 mainly comprise a gain on divestment of the Group's interest in PLDT of US$58.2 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution upon conversion of PLDT's convertible preference shares of US$38.7 million, partly offset by impairment provisions for certain of the Group's assets.

Included within the profit attributable to equity holders of the parent for the year ended 31 December 2007 is a profit of US$112.0 million (2006: US$32.8 million) attributable to the Company.

9. Ordinary Share Dividends

	U.S. cent per ordinary share		US$ millions	
	2007	2006	**2007**	2006
Interim	**0.26**	0.13	**8.2**	4.1
Proposed/declared special	**0.38**	0.12	**12.3**	3.9
Proposed final	**0.64**	0.45	**20.6**	14.4
Total	**1.28**	0.70	**41.1**	22.4

The proposed special and final dividends for the year are subject to the approval of the Company's shareholders at the forthcoming AGM.

10. Earnings Per Share Attributable to Equity Holders of the Parent

The calculation of basic earnings per share is based on the profit for the year attributable to equity holders of the parent of US$510.4 million (2006: US$164.5 million), and the weighted average number of 3,211.4 million (2006: 3,193.0 million) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on: (i) the profit for the year attributable to equity holders of the parent of US$510.4 million (2006: US$164.5 million) reduced by the dilutive impact of (a) US$4.2 million (2006: Nil) in respect of the convertible notes issued by DMCI-MPIC and (b) US$0.1 million (2006: US$0.3 million) in respect of the exercise of share options issued by its associate PLDT and (ii) a share base equal to the aggregate of the weighted average number of 3,211.4 million (2006: 3,193.0 million) ordinary shares in issue during the year (as used in the basic earnings per share calculation) and the weighted average of 62.1 million (2006: 49.1 million) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the year.

The impact upon full conversion of the Head Office's Exchangeable Notes and MPIC's convertible notes has not been taken into account in calculating the diluted earnings per share because their anti-dilutive effect on the basic earnings per share for the year would actually increase the earnings per share.

11. Property, Plant and Equipment

US$ millions	Land and buildings	Machinery, equipment and vessels	**Consolidated**
Cost			
At 1 January 2007	280.1	853.0	**1,133.1**
Exchange translation	(15.0)	(38.1)	**(53.1)**
Additions	29.1	40.4	**69.5**
Acquisition of subsidiary companies (Note 32(A))	23.7	85.0	**108.7**
Disposals	(1.7)	(6.1)	**(7.8)**
At 31 December 2007	316.2	934.2	**1,250.4**
Accumulated Depreciation and Impairment			
At 1 January 2007	76.5	339.8	**416.3**
Exchange translation	(3.3)	(15.2)	**(18.5)**
Charge for the year (Note 6)	13.3	51.2	**64.5**
Impairment (Note 6)	–	4.2	**4.2**
Disposals	–	(0.2)	**(0.2)**
At 31 December 2007	86.5	379.8	**466.3**
Net Book Amount at 31 December 2007	229.7	554.4	**784.1**

US$ millions	Land and buildings	Machinery, equipment and vessels	Consolidated
Cost			
At 1 January 2006	246.0	765.9	1,011.9
Exchange translation	23.3	64.6	87.9
Additions	15.6	30.7	46.3
Acquisition of subsidiary companies (Note 32(A))	1.5	93.5	95.0
Disposal of subsidiary companies	(5.6)	(55.6)	(61.2)
Disposals	(0.7)	(18.0)	(18.7)
Reclassification(i)	–	(28.1)	(28.1)
At 31 December 2006	280.1	853.0	1,133.1
Accumulated Depreciation and Impairment			
At 1 January 2006	63.0	326.0	389.0
Exchange translation	5.6	26.8	32.4
Charge for the year (Note 6)	12.8	54.4	67.2
Impairment (Note 6)	–	2.7	2.7
Disposals	(0.6)	(10.1)	(10.7)
Disposal of subsidiary companies	(4.3)	(36.3)	(40.6)
Reclassification(i)	–	(23.7)	(23.7)
At 31 December 2006	76.5	339.8	416.3
Net Book Amount at 31 December 2006	203.6	513.2	716.8

(i) To Non-current assets held for sale

(A) The principal annual rates of depreciation:

Freehold land	Nil
Freehold buildings	2.5% to 20.0%
Leasehold buildings	Lesser of period of lease, or 2.5% to 20.0%
Machinery, equipment and vessels	2.5 % to 50.0%

(B) The land and buildings are freehold and leasehold properties held outside Hong Kong.

(C) Property, plant and equipment with a net book amount of US$81.8 million (2006: US$34.7 million) was pledged as security for certain of the Group's banking facilities (Note 25(C)).

12. Plantations

US$ millions	Consolidated 2007	2006
At 1 January	**275.0**	169.0
Exchange translation	**(29.3)**	18.7
Additions	**36.8**	7.5
Acquisition of subsidiary companies (Note 32(A))	**577.0**	26.4
Gain arising from changes in fair value less estimated point-of-sale costs, net (Note 6)	**22.0**	53.4
At 31 December	**881.5**	275.0

Physical measurement of oil palm, rubber and other plantations at 31 December is as follows.

Hectares	Consolidated 2007	2006
Oil palm		
– Mature plantations	**118,029**	59,235
– Immature plantations	**43,427**	7,665
Rubber		
– Mature plantations	**18,956**	5,015
– Immature plantations	**3,048**	–
Cocoa, tea and others		
– Mature plantations	**2,800**	–
– Immature plantations	**722**	–
Total	**186,982**	71,915

(A) The Group's plantations mainly represent palm trees and rubber trees owned by Indofood. The palm trees are planted for the production of FFB, which are used in the production of CPO and PKO. The rubber trees are planted for the production of cup lump. The fair values of oil palm plantations are determined by an independent valuer using the discounted future cash flows of the underlying plantations. The expected future cash flows of the oil palm plantations are determined using the forecast market price of FFB which is largely dependent on the projected selling prices of CPO and PKO in the market. The fair values of rubber plantations are determined using the discounted future cash flows of the underlying plantations. The expected future cash flows of the rubber plantations are determined using the forecast market price of cup lump which are based on the projected selling price of Rubber Smoke Sheet 1 (RSS1). Significant assumptions made in determining the fair value of the plantations are:

(a) No new planting/re-planting activities are assumed.

(b) The palm trees have an average life that ranges from 20 to 25 years, with the first three to four years as immature and the remaining years as mature or productive under a well-established planting system. The rubber trees have an average life of that ranges from 20 to 25 years, with the first five to six years as immature and the remaining years as mature.

(c) The yield per hectare of palm trees is based on guidelines from the Indonesian Oil Palm Research Institute which varies with the average age of palm trees. The yield per hectare of rubber trees is based on estimation made by Indofood's agronomists and reviewed by an independent valuer.

(d) The discount rates of 18.1 per cent (2006: 17.4 per cent) and 17.7 per cent (2006: 17.0 per cent), which represent the respective asset specific rates for Indofood's palm trees and rubber trees plantation operations, were applied in the discounted cash flow calculations.

(e) The projected selling price of CPO over the projection period is based on the consensus of reputable independent forecasting service firms for the short term and on the studies on historical actual CPO price for the last 20 years for the remaining projected period. The projected selling price of RSS1 over the projected period is based on the reference issued by the World Bank and historical selling prices of the Group.

(B) During 2007, Indofood's palm trees produced 1.5 million tons (2006: 1.3 million tons) of FFB and rubber trees produced 7.9 thousand tons (2006: 4.6 thousand tons) of rubber. The fair value of FFB and rubber harvested during 2007, determined at the point of harvest, amounted to US$206.6 million (2006: US$102.5 million) and US$8.3 million (2006: US$3.6 million), respectively.

(C) Plantations with a net book amount of US$546.2 million (2006: US$6.4 million) were pledged as security for certain of the Group's banking facilities (Note 25(C)).

13. Subsidiary Companies

	Company	
US$ millions	**2007**	2006
Unlisted shares at cost	**1,176.6**	1,184.7
Less provision for impairment loss	**(270.4)**	(400.5)
Total	**906.2**	784.2

The Company's listed subsidiary companies are held through the intermediate holding companies.

(A) The amounts due from subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 8.3 per cent per annum (2006: zero per cent to 8.3 per cent per annum) and repayable within one year (2006: not repayable within one year). The carrying value of the Company's amounts due from subsidiary companies approximates to their fair value.

(B) The amounts due to subsidiary companies are unsecured, non-interest-bearing and have no fixed terms of repayment. The carrying value of the Company's amounts due to subsidiary companies approximates to their fair value.

(C) The loans from subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 7.1 per cent per annum (2006: zero per cent to 8.4 per cent per annum) and not repayable within one year. The carrying value of the Company's loans from subsidiary companies approximates to their fair value.

(D) Details of the principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on the inside back cover.

14. Associated Companies and Joint Ventures

US$ millions	Associated companies 2007	Associated companies 2006	Joint ventures 2007	Joint ventures 2006	**Consolidated** 2007	**Consolidated** 2006 (Restated)
Shares, at cost						
– Listed	**1,785.9**	1,335.8	**–**	–	**1,785.9**	1,335.8
– Unlisted	**56.9**	47.3	**63.4**	63.4	**120.3**	110.7
Share of post-acquisition reserves (Note 29)	**(750.1)**	(909.6)	**53.1**	(3.5)	**(697.0)**	(913.1)
Loans (from)/to associated companies and a joint venture	**(2.1)**	(2.5)	**104.3**	1.4	**102.2**	(1.1)
Total	**1,090.6**	471.0	**220.8**	61.3	**1,311.4**	532.3

(A) At 31 December 2007, both the listed and unlisted investments were located outside Hong Kong.

(B) At 31 December 2007, the market valuation of listed investments was US$3,815.9 million (2006: US$2,310.9 million) and the net dividends received during 2007 were US$155.0 million (2006: US$62.5 million).

(C) The loans from associated companies are unsecured, interest-bearing at a range of zero per cent to 20.0 per cent per annum (2006: zero per cent to 20.5 per cent per annum) and have no fixed terms of repayment. The carrying amount of the loans from associated companies approximates to their fair value.

(D) The loans to a joint venture are secured, interest-bearing at a range of 5.6 per cent to 10.4 per cent (2006: Nil) and repayable in January 2010. The carrying value of the loans to a joint venture approximates to their fair value.

(E) Details of the Group's principal associated company, PLDT, which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on the inside back cover.

(F) PLDT was incorporated under the laws of the Philippines on 28 November 1928 to provide telephone services in the Philippines. PLDT's charter was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period ending in 2028. Under its amended charter, which became effective on 24 August 1991, PLDT is authorized to provide virtually every type of telecommunication service, both within the Philippines and between the Philippines and other countries. PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

(G) The Group's joint ventures principally represent DMCI-MPIC, a 50.0 per cent-owned joint venture company of MPIC, which acquired an 84.0 per cent interest in Maynilad in January 2007. Maynilad was incorporated under the laws of the Philippines on 22 January 1997. The company has been granted the concession of an exclusive right by Metropolitan Waterworks and Sewerage System (MWSS) on behalf of the Philippine Government to supply water and sewerage services in the area of West Metro Manila for a 25-year period ending in 2022.

(H) Additional financial information in respect of the Group's principal associated company, PLDT, and a joint venture, DMCI-MPIC, as prepared under Hong Kong GAAP, are set out below.

	PLDT		DMCI-MPIC	
US$ millions	**2007**	2006	**2007**	2006
Operating Results				
Turnover	**3,088.3**	2,446.2	**154.3**	–
Profit/(loss) before taxation	**1,724.4**	1,182.3	**80.6**	(2.4)
Profit/(loss) after taxation	**1,459.1**	912.1	**82.8**	(2.4)
Profit/(loss) for the Year	**832.6**	616.6	**82.8**	(2.4)
Net Assets				
Current assets	**1,192.1**	875.9	**331.9**	123.4
Non-current assets	**4,613.7**	4,115.3	**860.8**	–
Total Assets	**5,805.8**	4,991.2	**1,192.7**	123.4
Current liabilities	**(1,165.6)**	(1,127.9)	**(304.7)**	(3.6)
Non-current liabilities and provisions	**(2,004.3)**	(1,892.1)	**(623.9)**	–
Total Liabilities	**(3,169.9)**	(3,020.0)	**(928.6)**	(3.6)
Minority interest	**(33.9)**	(31.8)	**(34.3)**	–
Net Assets at 31 December	**2,602.0**	1,939.4	**229.8**	119.8

(I) The Group has discontinued the recognition of its share of losses of Prime Media Holdings, Inc., an associated company, because the share of losses of this associated company fully eroded the Group's investment. The amounts of the Group's unrecognized share of losses of this associated company for the current year and cumulatively were US$0.6 million (2006: US$0.1 million) and US$8.6 million (2006: US$8.0 million), respectively.

15. Goodwill

	Consolidated	
US$ millions	**2007**	2006
At 1 January	**34.8**	32.7
Exchange translation	**(9.6)**	1.2
Acquisition of subsidiary companies (Note 32(A))	**335.1**	7.3
Increased investment in a subsidiary company	**3.6**	–
Impairment (Note 6)	**(16.7)**	(6.4)
Net Book Amount at 31 December	**347.2**	34.8

(A) Goodwill is allocated to the Group's cash-generating units identified according to the business and geographical segments. All of the goodwill amounts at 31 December 2007 and 31 December 2006 relate to Indofood's businesses which contribute to the Group's consumer food products business segment located in Indonesia.

(B) In assessing the impairment for goodwill, the Group compares the carrying amount of the underlying assets against their recoverable amounts (calculated as the higher of the asset's fair value less costs to sell and its value in use). The recoverable amounts of Indofood's businesses have been determined based on a value in use calculation using cash flow projections covering from 5 years up to 21 years (for the plantation companies). The discount rates applied to cash flow projections range from 12.8 per cent to 23.7 per cent (2006: 12.9 per cent to 14.9 per cent).

16. Financial Assets at Fair Value Through Profit or Loss

The amount represents the fair value, determined based on a quoted market price, of certain PLDT shares designated as financial assets at fair value through profit or loss to offset against the exposure arising from changes in the fair value of the option element embedded in the Head Office's Exchangeable Notes. The Directors consider that such a designation is appropriate since the change in value of such assets will have a strong correlation with any change in the fair value of the option embedded in the Exchangeable Notes.

17. Accounts Receivable, Other Receivables and Prepayments

US$ millions	Consolidated 2007	2006 (Restated)
Trade receivables	**263.3**	173.1
Other receivables	**100.8**	73.1
Prepayments	**28.4**	27.8
Total	**392.5**	274.0
Presented as:		
Non-current Portion	**37.0**	15.9
Current Portion	**355.5**	258.1
Total	**392.5**	274.0

(A) The carrying amount of the current portion of accounts receivable, other receivables and prepayments approximates to their fair value. The fair value of the non-current portion of accounts receivable, other receivables and prepayments is US$42.0 million (2006: US$19.0 million) which is determined based on cash flows discounted using a weighted average prevailing interest rate of 9.9 per cent (2006: 7.0 per cent). The weighted average effective interest rate of the non-current portion of accounts receivable, other receivables and prepayments is 12.2 per cent (2006: 11.6 per cent).

(B) The ageing profile of trade receivables is analyzed as below.

US$ millions	Consolidated 2007	2006
0 to 30 days	**218.6**	148.4
31 to 60 days	**4.8**	4.8
61 to 90 days	**5.5**	2.8
Over 90 days	**34.4**	17.1
Total	**263.3**	173.1

US$ millions	Consolidated **2007**	 2006
Neither past due nor impaired	**225.2**	154.5
Past due but not impaired		
– 0 to 30 days past due	**6.0**	5.2
– 31 to 60 days past due	**5.5**	3.5
– 61 to 90 days past due	**13.8**	7.2
– Over 90 days past due	**12.8**	2.7
Total	**263.3**	173.1

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

(C) At 31 December 2007, trade receivables of US$4.1 million (2006: US$1.8 million) were collectively impaired and fully provided for. Movements in the provision for impairment of trade receivables were as follows.

US$ millions	Consolidated **2007**	 2006
At 1 January	**(1.8)**	(3.7)
Exchange translation	**0.2**	(0.3)
Charge for the year (Note 6)	**(2.5)**	(9.3)
Uncollectable amounts written off	**–**	11.5
At 31 December	**(4.1)**	(1.8)

(D) As the Group's trade receivables relate to a large number of diversified customers, there is no concentration of credit risk.

(E) Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. MPIC collects contract receivables related to property sales by installments over periods ranging between one to five years.

(F) Accounts receivable with a net book amount of US$16.6 million (2006: US$3.9 million) were pledged as security for certain of the Group's banking facilities (Note 25(C)).

18. Prepaid Land Premiums

US$ millions	Consolidated 2007	2006
At 1 January	**48.4**	37.3
Exchange translation	**(4.1)**	4.2
Additions	**2.3**	7.5
Acquisition of subsidiary companies (Note 32(A))	**112.9**	1.9
Recognition during the year (Note 6)	**(2.8)**	(2.5)
Total Prepaid Land Premiums	**156.7**	48.4
Current portion included in accounts receivable, other receivables and prepayments	**(5.3)**	(2.6)
At 31 December	**151.4**	45.8

US$ millions	Consolidated 2007	2006
Overseas, Held On:		
Leases of between 10 and 50 years	**153.4**	44.5
Leases of less than 10 years	**3.3**	3.9
Total	**156.7**	48.4

19. Available-for-sale Assets

US$ millions	Consolidated 2007	2006
Listed investments, at fair value:		
– Equity investments – Overseas	**24.4**	101.6
– Debentures with a fixed interest of 14.0% (2006: 14.0%) and a maturity date of 1 October 2014 (2006: 1 October 2014) – Overseas	**0.4**	0.5
Unlisted investment, at cost less impairment provisions:		
– Equity investment – Overseas	**3.0**	3.8
Unlisted investment, at fair value:		
– Club debentures – Hong Kong	**2.3**	1.1
Total	**30.1**	107.0
Presented as:		
Non-Current Portion	**6.0**	4.9
Current Portion	**24.1**	102.1
Total	**30.1**	107.0

(A) The fair values of the listed equity investments and debentures are based on quoted market prices. The fair value of the unlisted investment in club debentures has been estimated by reference to recent market transaction prices. The Directors believe that the estimated fair values by reference to market prices, which are recorded in the carrying amounts of the available-for-sale assets, and the related changes in fair values, which are recorded directly in the Group's equity, are reasonable, and that they are the most appropriate values at the balance sheet date.

(B) None (2006: US$0.4 million) of the unlisted equity investments have been pledged to secure any of the Group's banking facilities (Note 25(C)).

20. Deferred Tax

The movements in deferred tax assets during the year are as follows.

US$ millions	Tax loss carry forward	Allowance for doubtful accounts	Liabilities for employee retirement benefits	Others	**Consolidated**
Deferred Tax Assets					
At 1 January 2007	2.4	0.4	4.9	12.6	**20.3**
Exchange translation	(0.1)	–	(0.7)	0.5	**(0.3)**
Acquisition of subsidiary companies (Note 32(A))	–	–	5.3	0.1	**5.4**
Credit/(charge) to the profit and loss statement (Note 7)	5.3	0.9	12.8	(1.4)	**17.6**
Transfer from provision for taxation (Note 26)	–	–	–	2.0	**2.0**
At 31 December 2007	7.6	1.3	22.3	13.8	**45.0**

US$ millions	Tax loss carry forward	Allowance for doubtful accounts	Liabilities for employee retirement benefits	Others	Consolidated
Deferred Tax Assets					
At 1 January 2006	4.2	1.2	2.2	7.8	15.4
Exchange translation	0.3	0.1	0.2	0.8	1.4
Acquisition of subsidiary companies (Note 32(A))	0.3	–	–	1.0	1.3
(Charge)/credit to the profit and loss statement (Note 7)	(2.4)	(0.9)	2.5	2.2	1.4
Transfer from provision for taxation (Note 26)	–	–	–	0.8	0.8
At 31 December 2006	2.4	0.4	4.9	12.6	20.3

The movements in deferred tax liabilities during the year are as follows.

US$ millions	Allowance in excess of related depreciation of property, plant and equipment	Change in fair value of plantations	Withholding tax on undistributed earnings of subsidiary and associated companies	Others	**Consolidated**
Deferred Tax Liabilities					
At 1 January 2007	(96.6)	(60.6)	(4.3)	(1.8)	**(163.3)**
Exchange translation	4.8	5.7	–	3.9	**14.4**
Acquisition of subsidiary companies (Note 32(A))	(26.8)	(108.1)	–	(8.9)	**(143.8)**
Credit/(charge) to the profit and loss statement (Note 7)	0.8	(6.6)	(19.2)	8.2	**(16.8)**
Transfer to/(from) provision for taxation (Note 26)	–	–	1.5	(2.8)	**(1.3)**
At 31 December 2007	(117.8)	(169.6)	(22.0)	(1.4)	**(310.8)**

US$ millions	Allowance in excess of related depreciation of property, plant and equipment	Change in fair value of plantations	Withholding tax on undistributed earnings of subsidiary and associated companies	Others	Consolidated
Deferred Tax Liabilities					
At 1 January 2006	(79.0)	(40.1)	(1.7)	6.7	(114.1)
Exchange translation	(3.8)	(3.8)	–	1.3	(6.3)
Acquisition of subsidiary companies (Note 32(A))	(15.3)	–	–	(9.5)	(24.8)
Disposal of subsidiary companies	–	–	–	4.9	4.9
Credit/(charge) to the profit and loss statement (Note 7)	4.9	(16.7)	(4.3)	(4.4)	(20.5)
Transfer (from)/to provision for taxation (Note 26)	(3.4)	–	1.7	(0.8)	(2.5)
At 31 December 2006	(96.6)	(60.6)	(4.3)	(1.8)	(163.3)

At 31 December 2007, tax losses available to reduce future income tax, arising in the entities to which they relate, amounted to US$7.4 million (2006: US$37.0 million) in respect of non-Hong Kong tax losses, and US$30.2 million (2006: US$39.1 million) in respect of Hong Kong tax losses. The non-Hong Kong tax losses are available for offsetting against future taxable profits of the companies in which the losses arose for three to five years, whereas Hong Kong tax losses are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. No deferred tax assets have been recognized in respect of these losses as they have arisen in subsidiary companies that have been loss-making for some time. Except for this, deferred tax assets have been properly recognized.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

21. Other Non-current Assets

US$ millions	Consolidated 2007	2006
Deposits for acquisition of assets	**34.2**	44.0
Claims for tax refund	**5.6**	29.8
Deferred charges	**9.0**	7.0
Others	**61.2**	25.7
Total	**110.0**	106.5

The deposits for acquisition of assets mainly represent Indofood's deposits for the acquisition of certain landrights.

The claims for tax refund relates to the tax payment in advance made by Indofood in respect of wheat importation which is creditable against Indofood's corporate income tax payable.

The deferred charges mainly represent deferred costs and expenses relating to Indofood's systems implementation.

22. Cash and Cash Equivalents

	Consolidated		Company	
US$ millions	**2007**	2006 (Restated)	**2007**	2006
Cash at banks and on hand	**492.1**	204.9	**0.1**	–
Short-term time deposits	**108.7**	62.5	**106.2**	62.4
Total	**600.8**	267.4	**106.3**	62.4

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods of between three days and one month depending on the immediate cash requirements of the Group, and earn interest at the respective short-term time deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.

23. Inventories

US$ millions	Consolidated 2007	2006
Raw materials	**281.5**	216.1
Work in progress	**6.3**	5.9
Finished goods	**154.9**	107.8
Properties held for sale	**51.3**	37.6
Total	**494.0**	367.4

(A) The principal properties held by the MPIC group for sale, included in properties held for sale, at 31 December 2007 are as follows:

Location	Group's economic interest (%)	Approximate gross development area (sq.m.)[i]	Type	Status	Estimated completion date
Tiaong, Quezon (Hacienda Escudero)	26.2	3,226,873	F, C	Under construction	2013
Batulao, Batangas	82.7	2,107,050	R	Planning	–
Lemery, Batangas (Leisure Farms)	43.7	1,465,024	F	Completed	–
Calatagan, Batangas (Playa Calatagan)	26.2	981,598	R, RO	Under construction	2010
Nasugbu, Batangas (Terrazas)	15.7	897,440	RO	Under construction	2008
Guadalupe, Cebu (Monterrazas de Cebu)	24.0	721,000	R	Under construction	2008
Nasugbu, Batangas (Punta Fuego)	24.0	455,238	RO	Completed	–
Silang, Cavite (Ponderosa)	17.0	366,627	F	Under construction	2008
San Pablo, Laguna (Montelago)	26.2	338,435	R	Under construction	2011
Talisay, Cebu (Pacific Heights)	57.1	332,000	R	Completed	–
Davao/Zamboanga/Iloilo (Forest Lake)	26.2	311,200	MP	Under construction	2014
San Pedro, Laguna (Stonecrest)	21.8	297,986	R	Completed	–
Baliuag, Bulacan (Waterwood 1)	28.9	264,574	R	Completed	–
Cabanatuan, Nueva Ecija (Courtyard)	30.2	228,831	R	Under construction	2010
Cagayan de Oro/San Fernando La Union (Forest Lake CDO)	18.3	120,000	MP	Under construction	2010
Muntinlupa City (Tibeca)	34.9	97,000	R	Under construction	2013
Baliuag, Bulacan (Waterwood 2)	31.4	88,335	R	Under construction	2010
Lucena City, Quezon (Ridgewood)	71.1	40,076	R	Completed	–
Nasugbu, Batangas (Amara Condo)	26.2	29,993	H	Under construction	2008
Baliuag, Bulacan (Waterwood 3)	43.7	17,382	R	Completed	–
Bajada, Davao (Landco Corporate Center)	43.7	13,326	C	Under construction	2013
Legaspi City, Albay (Landco Business Park)	21.4	11,022	C	Completed	–

R = Residential, RO = Resort, F = Leisure Farms, C = Commercial, MP = Memorial Park, H = Hotel

(i) The total area for sale as subdivisions and land designated for parks and open spaces

(B) At 31 December 2007, inventories with a carrying amount of US$63.8 million (2006: US$45.8 million) were carried at net realizable value.

(C) At 31 December 2007, inventories with a carrying amount of US$13.8 million (2006: US$8.7 million) were pledged as security for certain of the Group's banking facilities (Note 25(C)).

24. Accounts Payable, Other Payables and Accruals

US$ millions	Consolidated 2007	2006 (Restated)
Trade payables	**213.0**	135.1
Accrued expenses	**140.9**	79.5
Other payables	**131.7**	85.5
Total	**485.6**	300.1

The ageing profile of trade payables is analyzed as follows:

US$ millions	Consolidated 2007	2006
0 to 30 days	**189.4**	129.0
31 to 60 days	**2.0**	0.4
61 to 90 days	**5.9**	0.7
Over 90 days	**15.7**	5.0
Total	**213.0**	135.1

All of the accounts payable, other payables and accruals are expected to be settled within one year. The carrying amount of the Group's accounts payable, other payables and accruals approximate to their fair value.

25. Borrowings

US$ millions	Effective interest rate (%)	Maturity	Notes	Consolidated 2007	2006
Short-term					
Bank loans	5.9 – 11.0 (2006: 5.9 – 15.3)	2008		**819.6**	505.5
Other loans	2.5 – 13.5 (2006: 2.5 – 13.5)	2008		**180.5**	3.4
Subtotal				**1,000.1**	508.9
Long-term					
Bank loans	7.3 – 11.0 (2006: 7.6 – 15.3)	2009 – 2013	(A)	**722.4**	247.7
Other loans	7.8 – 18.3 (2006: 7.8 – 15.0)	2009 – 2010	(B)	**322.1**	399.3
Subtotal				**1,044.5**	647.0
Total				**2,044.6**	1,155.9

The balance of short-term borrowings includes US$202.5 million (2006: US$150.3 million) of current portion of long-term borrowings.

The maturity profile of the Group's borrowings is as follows:

US$ millions	Bank loans 2007	2006	Other loans 2007	2006	Consolidated 2007	2006
Not exceeding one year	**819.6**	505.5	**180.5**	3.4	**1,000.1**	508.9
More than one year but not exceeding two years	**64.0**	88.0	**105.8**	135.6	**169.8**	223.6
More than two years but not exceeding five years	**608.9**	57.1	**216.3**	262.4	**825.2**	319.5
More than five years	**49.5**	102.6	–	1.3	**49.5**	103.9
Total	**1,542.0**	753.2	**502.6**	402.7	**2,044.6**	1,155.9
Representing amounts repayable						
– wholly within five years	**1,246.0**	650.6	**502.6**	401.4	**1,748.6**	1,052.0
– not wholly within five years	**296.0**	102.6	–	1.3	**296.0**	103.9
Total	**1,542.0**	753.2	**502.6**	402.7	**2,044.6**	1,155.9

The carrying amounts of the borrowings are denominated in the following currencies:

US$ millions	Consolidated 2007	2006
Rupiah	**1,026.6**	642.3
U.S. dollar	**934.1**	459.1
Peso	**83.9**	50.6
Others	–	3.9
Total	**2,044.6**	1,155.9

An analysis of the carrying amounts of borrowings into fixed and variable interest rates is as follows:

US$ millions	Consolidated 2007	2006
Fixed interest rate	**492.0**	441.4
Variable interest rate	**1,552.6**	714.5
Total	**2,044.6**	1,155.9

The carrying amounts and fair values of the long-term borrowings are as follows:

US$ millions	Carrying amounts 2007	2006	Fair values 2007	2006
Bank loans	**722.4**	247.7	**731.3**	249.3
Other loans	**322.1**	399.3	**332.9**	508.3
Total	**1,044.5**	647.0	**1,064.2**	757.6

The fair values are based on published price quotations for listed notes and bonds issued by the Group and projected cash flows discounted using the borrowing rates ranging from 5.9 per cent to 10.0 per cent (2006: 7.9 per cent to 15.3 per cent) for the other fixed interest rate borrowings. The carrying amounts of the Group's variable interest rate borrowings approximate to their fair values due to frequent repricing.

The carrying amounts of the short-term borrowings approximate to their fair values.

Details of the borrowings are set out below.

(A) Long-term Bank Loans

The balance includes US$641.1 million (with an aggregate face value of US$649.9 million) of bank loans (2006: US$148.3 million) borrowed by various wholly-owned subsidiary companies of the Company with details summarized as follows:

(a) A US$49.5 million (with a face value of US$50.0 million) bank loan (2006: US$49.4 million) drawn in November 2005 secured by the Group's 1.1 per cent (2006: 1.7 per cent) interest in PLDT, subject to a variable London Inter-bank Offer Rates (LIBOR) based interest rate, which is repayable in November 2012.

(b) A US$49.5 million (with a face value of US$50.0 million) bank loan (2006: US$49.4 million) drawn in July 2006 secured by the Group's 1.0 per cent (2006: 1.5 per cent) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in July 2011.

(c) A US$49.5 million (with a face value of US$49.9 million) bank loan (2006: US$49.5 million) drawn in November 2006 secured by the Group's 1.1 per cent (2006: 1.1 per cent) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in November 2013.

(d) A US$295.6 million (with a face value of US$300.0 million) bank loan (2006: Nil) drawn in January 2007 secured by the Group's 6.6 per cent interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in December 2011.

(e) A US$197.0 million (with a face value of US$200.0 million) bank loan (2006: Nil) drawn in August 2007 secured by the Group's 3.9 per cent interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in December 2012.

(B) Long-term Other Loans

The balance principally includes US$4.4 million (with a face value of US$3.9 million) of Exchangeable Notes (2006: US$153.1 million with a face value of US$146.3 million) issued by First Pacific Finance Limited (FPF), a wholly-owned subsidiary company of the Company, and three series of bonds issued by Indofood.

(a) Details of the Exchangeable Notes issued by FPF are summarized as follows:

On 18 January 2005, the Company issued US$199.0 million five-year zero coupon Exchangeable Notes through FPF. The Exchangeable Notes are unsecured obligations of FPF and are unconditionally and irrevocably guaranteed by the Company. The Exchangeable Notes with a face amount of US$195.1 million were converted or settled during 2006 and 2007, leaving an outstanding principal amount of US$3.9 million. In January and February 2008, the remaining Exchangeable Notes have been exchanged into approximately 0.1 per cent interest in PLDT.

The Exchangeable Notes have a yield to maturity of 5.625 per cent per annum. Unless previously redeemed, exchanged, or purchased and cancelled, FPF will redeem the Exchangeable Notes at 131.97 per cent of their principal amount on 18 January 2010. The noteholders have the option to put the Exchangeable Notes to FPF at 118.11 per cent of their principal amount on the third anniversary of the Exchangeable Notes. The Exchangeable Notes carry an initial conversion premium of 21 per cent, which translates the conversion price into US$29.33 per PLDT share.

(b) Details of the bonds issued by Indofood are summarized as follows:

(I) Rupiah 1.2 trillion (with a face value of US$130.2 million) of Rupiah bonds (which represents the original amount issued in June 2003 of Rupiah 1.5 trillion (US$159.3 million) less repurchase of the bonds with a face value of Rupiah 0.3 trillion (US$29.1 million) during 2005) (2006: face value of US$136.0 million), with a coupon rate of 13.5 per cent, are payable quarterly, and mature in June 2008;

(II) Rupiah 1.0 trillion (with a face value of US$103.6 million) of Rupiah bonds (which represents the original amount issued in July 2004 of Rupiah 1.0 trillion (US$110.9 million) less repurchase of the bonds with a face value of Rupiah 24 billion (US$2.7 million) during 2005) (2006: face value of US$108.2 million), with a coupon rate of 12.5 per cent, are payable quarterly, and mature in July 2009; and

(III) Rupiah 2.0 trillion (with a face value of US$212.3 million) of Rupiah bonds (2006: Nil) issued in May 2007, with a coupon rate of 10.0 per cent, are payable quarterly, and mature in May 2012.

(C) Charges on Group Assets

At 31 December 2007, the total borrowings include secured bank and other borrowings of US$773.6 million (2006: US$193.9 million). Such bank and other borrowings were secured by the Group's property, plant and equipment, plantations, accounts receivable, pledged deposits and inventories equating to a net book value of US$658.4 million (2006: US$84.1 million) and the Group's interest of 13.7 per cent (2006: 4.3 per cent) in PLDT.

(D) Bank Covenants

The Group has complied with all of its bank covenants, except for those related to Metro Pacific Corporation (Metro Pacific). Since the fourth quarter of 2001, Metro Pacific has been unable to meet its debt obligations. At 31 December 2007, Metro Pacific had Pesos 451 million (US$10.9 million) (2006: Pesos 485 million or US$9.9 million) outstanding debt obligations. Metro Pacific has reached agreements with certain of its creditors for the settlement of some of the debt obligations and anticipates to further reduce the outstanding debt obligations during 2008.

26. Provision for Taxation

US$ millions	Consolidated 2007	2006
At 1 January	**23.1**	11.2
Exchange translation	**(1.7)**	1.2
Acquisition of subsidiary companies (Note 32(A))	**17.6**	0.3
Disposal of subsidiary companies	**-**	(0.1)
Provision for taxation on estimated assessable profits for the year (Note 7)	**96.5**	52.5
Transfer from/(to) deferred taxation (Note 20)	**0.7**	(1.7)
Total	**136.2**	63.4
Tax paid	**(83.3)**	(40.3)
At 31 December	**52.9**	23.1

27. Deferred Liabilities and Provisions

US$ millions	Pension	Deferred income	Long-term liabilities	Others	Consolidated 2007	2006
At 1 January	62.8	22.4	9.8	13.7	**108.7**	108.0
Exchange translation	(3.4)	–	(0.1)	0.5	**(3.0)**	6.1
Additions	55.8	–	0.5	3.6	**59.9**	22.5
Acquisition of subsidiary companies (Note 32(A))	37.2	–	–	–	**37.2**	0.2
Disposal of subsidiary companies	–	–	–	-	**-**	(1.8)
Payment and utilization	–	(1.3)	(1.9)	(1.7)	**(4.9)**	(26.3)
At 31 December	152.4	21.1	8.3	16.1	**197.9**	108.7
Presented as:						
Current Portion	–	1.3	–	16.1	**17.4**	16.6
Non-current Portion	152.4	19.8	8.3	–	**180.5**	92.1
Total	152.4	21.1	8.3	16.1	**197.9**	108.7

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

The deferred income relates to an upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, from Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, in respect of their arrangement for a service agreement (Note 36(C)).

The long-term liabilities mainly relate to Indofood's accrued liabilities for dismantlement, removal or restoration in relation to property, plant and equipment.

The others mainly relate to a restructuring provision. The restructuring provision relates to the restructuring of the Group's shareholding structure in PLDT. The amount of the provision for the restructuring is estimated based on the anticipated transaction costs required to complete the restructuring. The estimation basis is reviewed on an ongoing basis and revised as appropriate.

28. Share Capital

US$ millions	Consolidated and Company 2007	2006
Authorized		
5,000,000,000 (2006: 5,000,000,000) ordinary shares of U.S. 1 cent each	**50.0**	50.0
Issued and fully paid		
At 1 January	**32.0**	31.9
Issue of shares upon the exercise of share options	**0.2**	0.1
Repurchase and cancellation of shares	**–**	–
At 31 December		
3,224,143,003 (2006: 3,204,793,003) ordinary shares of U.S. 1 cent each	**32.2**	32.0

During the year, the movements in the Company's share capital were as follows.

(A) 23,314,000 (2006: 15,960,000) share options were exercised at the exercise price of HK$1.76 per share (2006: HK$1.76 per share), resulting in the issue of 23,314,000 (2006: 15,960,000) new ordinary shares of U.S. 1 cent each for a total cash consideration of HK$41.0 million (US$5.3 million) (2006: HK$28.1 million or US$3.6 million). Details of the Company's share option scheme are set out in Note 35(D)(a) to the Financial Statements.

(B) During the year, the Company repurchased 3,964,000 ordinary shares on SEHK at an aggregate consideration of HK$23.3 million (US$3.0 million) before expenses. These shares were subsequently cancelled. Details of the repurchase are summarized as follows:

Month of repurchases	Number of ordinary shares repurchased	Purchase price paid per share Highest HK$	Purchase price paid per share Lowest HK$	Aggregate consideration paid HK$ millions	Aggregate consideration paid US$ millions
September 2007	1,006,000	5.78	5.55	5.7	0.7
October 2007	2,958,000	6.25	5.70	17.6	2.3
Total	**3,964,000**			**23.3**	**3.0**

The repurchases were effected by the Directors with a view to benefiting the shareholders as a whole by enhancing the Company's net assets and earnings per share.

29. Other Reserves

An analysis of the Group's exchange reserve, by principal operating company, is set out below.

US$ millions	Consolidated 2007	2006
PLDT	**51.0**	(44.7)
Indofood	**(17.4)**	(2.6)
Others	**10.6**	4.6
Total	**44.2**	(42.7)

An analysis of the accumulated reserves of associated companies and joint ventures, included within consolidated reserves, is set out below.

US$ millions	Associated Companies 2007	Associated Companies 2006	Joint ventures 2007	Joint ventures 2006	**Consolidated** 2007	**Consolidated** 2006 (Restated)
Associated Companies and Joint Ventures						
Revenue reserve	**(808.5)**	(858.2)	**37.1**	(2.3)	**(771.4)**	(860.5)
Exchange reserve	**51.1**	(44.8)	**16.0**	(1.2)	**67.1**	(46.0)
Unrealized gains/(losses) on cash flow hedges	**7.3**	(6.6)	**–**	–	**7.3**	(6.6)
Total (Note 14)	**(750.1)**	(909.6)	**53.1**	(3.5)	**(697.0)**	(913.1)

The contributed surplus of the Company arose from a reorganization of the Group in 1988 and represents the difference between the nominal value of the share capital issued by the Company and the aggregate net asset value of the subsidiary companies acquired at the date of acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus provided certain conditions are met.

30. Minority Interest

An analysis of the Group's minority interest, by principal operating company, is set out below.

US$ millions	**Consolidated** 2007	2006
Indofood	**949.9**	420.2
MPIC	**42.7**	29.9
Total	**992.6**	450.1

31. Derivative Liability

The derivative liability represents the fair value of the exchangeable option embedded in the Head Office's Exchangeable Notes. Details regarding the issue of the Exchangeable Notes is set out in Note 25(B)(a).

The exchangeable option of the Exchangeable Notes qualified as an embedded derivative under HKAS 39 "Financial Instruments: Recognition and Measurement". Upon initial recognition, the fair value of the option of US$13.9 million is identified and accounted for separately from the fair value of the bond instrument. The fair value of the option liability was remeasured to US$6.3 million (2006: US$99.6 million) on a mark-to-market basis at 31 December 2007. The decrease during the year primarily reflects an amount realized upon partial settlement of the Exchangeable Notes, partly offset by an increase in PLDT share price.

32. Notes to the Consolidated Cash Flow Statement

(A) Acquisition of Subsidiary Companies

US$ millions	Fair value recognized on acquisition					Carrying amount immediately before the acquisition	
	Indofood's acquisition of PT Swadaya Bhakti Negaramas (SBN), PT Mentari Subur Abadi (MSA) and PT Mega Citra Perdana (MCP) and their subsidiary companies	Indofood's acquisition of PT Perusahaan Perkebunan London Sumatra (Lonsum) and its subsidiary companies	Others	2007 Total	2006 Indofood's acquisition of Pacsari Pte Ltd (PPL), PT Sarana Inti Pratama and its subsidiary companies and others Total	2007 Total	2006 Total
Consideration							
Cash and cash equivalents	13.8	552.5	7.3	**573.6**	42.2		
Shares issued by IndoAgri	-	120.5	11.6	**132.1**	-		
Associated companies	-	-	-	-	0.6		
Accounts receivable, other receivables and prepayments (Current)	-	-	-	-	15.5		
Other non-current assets	-	-	-	-	5.2		
Total	13.8	673.0	18.9	**705.7**	63.5		
Net Assets							
Property, plant and equipment (Note 11)	2.4	102.0	4.3	**108.7**	95.0	**80.8**	39.0
Plantations (Note 12)	16.9	543.4	16.7	**577.0**	26.4	**198.1**	3.6
Accounts receivable, other receivables and prepayments (Non-current)	-	14.9	-	**14.9**	2.9	**14.9**	2.9
Prepaid land premiums (Note 18)	10.3	100.2	2.4	**112.9**	1.9	**54.0**	1.4
Deferred tax assets (Note 20)	0.2	5.2	-	**5.4**	1.3	**0.2**	1.3
Other non-current assets	0.7	0.1	8.7	**9.5**	6.0	**9.5**	5.1
Cash and cash equivalents	0.7	50.6	4.7	**56.0**	10.6	**56.0**	10.6
Accounts receivable, other receivables and prepayments (Current)	1.3	13.2	3.3	**17.8**	4.8	**17.8**	4.8
Inventories	0.7	17.7	1.5	**19.9**	1.5	**19.9**	1.5
Accounts payable, other payables and accruals	(8.0)	(33.6)	(17.6)	**(59.2)**	(13.7)	**(59.2)**	(13.7)
Short-term borrowings	(0.1)	(27.4)	-	**(27.5)**	(15.1)	**(27.5)**	(15.1)
Provision for taxation (Note 26)	-	(16.6)	(1.0)	**(17.6)**	(0.3)	**(17.6)**	(0.3)
Long-term borrowings	-	(56.9)	(5.8)	**(62.7)**	(4.2)	**(62.7)**	(4.2)
Deferred liabilities and provisions (Note 27)	-	(37.2)	-	**(37.2)**	(0.2)	**(19.7)**	(0.2)
Deferred tax liabilities (Note 20)	(4.1)	(136.2)	(3.5)	**(143.8)**	(24.8)	**(8.2)**	-
Total Net Assets	21.0	539.4	13.7	**574.1**	92.1	**256.3**	36.7
Minority interest	(8.4)	(191.9)	(3.2)	**(203.5)**	(35.9)		
Total Net Assets Acquired at Fair Value	12.6	347.5	10.5	**370.6**	56.2		
Goodwill (Note 15)	1.2	325.5	8.4	**335.1**	7.3		
Net Cash Outflow Per the Consolidated Cash Flow Statement	(13.1)	(501.9)	(2.6)	**(517.6)**	(31.6)		

In March 2007, PT Salim Ivomas Pratama (SIMP), a subsidiary company of Indofood, acquired a 60.0 per cent interest in SBN, MSA and MCP and their subsidiary companies at Rupiah 125 billion (US$13.8 million). SBN, MSA and MCP and their subsidiary companies engage in plantation operations in Indonesia and own approximately 85,500 hectares of plantation land.

During October and November 2007, SIMP and Indofood Agri Resources Ltd (IndoAgri), another subsidiary company of Indofood, acquired an aggregate 64.4 per cent interest in Lonsum and its subsidiary companies at Rupiah 5.1 trillion (US$552.5 million) and 6.8 per cent new shares issued by IndoAgri. Lonsum and its subsidiary companies engage in plantation operations in Indonesia and own approximately 169,257 hectares of plantation land.

The goodwill is mainly attributable to the synergies expected to arise from the acquisition of the above companies.

It is not practicable to disclose the turnover and profit for the year of the Group, as if the acquisitions had taken place at the beginning of the year, as the information of fair value of plantations of the acquired companies at the beginning of the year is not available to management. The subsidiary companies acquired during the year had net cash inflows from operating and financing activities of US$10.4 million and US$21.4 million, respectively, and had a net cash outflow of US$19.2 million in respect of investing activities during the year.

(B) Increased Investment in Associated Companies

The cash outflow of US$514.8 million (2006: US$37.3 million) mainly relates to the Group's increased investment in PLDT.

(C) Increased Investment in a Subsidiary Company

The cash outflow of US$25.6 million relates to Indofood's increased interest in PPL, a shipping company, from 55.0 per cent to 90.0 per cent in April 2007.

(D) Pledged Deposits and Restricted Cash

At 31 December 2007, the Group had no (2006: US$30.0 million) pledged bank deposits and no (2006: US$1.3 million) cash which was restricted as to use.

(E) Major Non-cash Transaction

During the year, the Group settled US$142.4 million of the Head Office's Exchangeable Notes through the transfer of 2.7 per cent PLDT shares.

33. Commitments and Contingent Liabilities

(A) Capital Expenditure

	Consolidated	
US$ millions	**2007**	2006
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	**185.6**	179.1
Contracted, but not provided for	**41.9**	4.8
Total	**227.5**	183.9

The Group's capital expenditure commitments principally relate to Indofood's purchase of property, plant and equipment.

At 31 December 2007, the Company has no commitments in respect of capital expenditures (2006: Nil).

(B) Leasing Commitments

At 31 December 2007, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows:

US$ millions	Consolidated 2007	2006
Land and Buildings		
– Within one year	**1.9**	5.2
– Between two and five years, inclusive	**1.9**	9.4
– After five years	**3.2**	3.6
Subtotal	**7.0**	18.2
Plant and Equipment		
– Within one year	**0.3**	0.5
– Between two and five years, inclusive	**0.3**	2.1
– After five years	**0.8**	0.5
Subtotal	**1.4**	3.1
Total	**8.4**	21.3

At 31 December 2007, the Company did not have any leasing commitments (2006: Nil).

(C) Contingent Liabilities

At 31 December 2007, except for US$73.4 million (2006: US$75.9 million) guarantees given by Indofood to loan facilities obtained by certain plantation farmers in relation to arrangements for those farmers' production and sale of fresh fruit bunches to Indofood, neither the Group nor the Company had any significant contingent liabilities (2006: Nil).

34. Employees' Benefits

(A) Remuneration

US$ millions	Consolidated 2007	2006
Basic salaries	**179.7**	149.3
Bonuses	**28.5**	31.4
Benefits in kind	**41.4**	35.1
Pension contributions	**14.1**	8.3
Retirement and severance allowances	**8.3**	10.1
Equity-settled share option expense	**8.7**	3.0
Total (Note 6)	**280.7**	237.2
Average Number of Employees	**51,722**	48,382

The above includes the remuneration of the Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 35(A) to the Financial Statements.

(B) Retirement Benefits

The Group operates both defined contribution and defined benefit schemes. In addition, the Group has made provisions for estimated liabilities for employee benefits for meeting the minimum benefits required to be paid to the qualified employees as required under Indonesian's labour law.

(a) Defined contribution schemes

The Group operates five (2006: five) defined contribution schemes covering approximately 19,398 (2006: 22,907) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes, either by the Group or by the employees, are determined by reference to the employees' salaries and length of service and range from zero per cent to 10 per cent (2006: zero per cent to 10 per cent). Under the terms of the schemes, the Group cannot be requested to make additional payments over and above these levels of contributions. In three (2006: three) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2007, no amount (2006: Nil) was used for this purpose. At 31 December 2007, the forfeited contributions had been fully utilized.

(b) Defined benefit schemes and estimated liabilities for employee benefits

The Group operates three (2006: three) defined benefit schemes covering approximately 753 (2006: 837) employees. The assets of two of these schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and the schemes have undergone independent valuations. These actuarial valuations, performed by the actuaries of PT Sentra Jasa Aktuaria (a member of the Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia) and Actuarial Advisers, Inc. and Institutional Synergy, Inc, FASP (members of Actuarial Society of the Philippines), were based on the projected unit credit method. The plan assets do not include any financial instruments of the Group or property occupied by, or other assets used by, the Group. At 31 December 2007, the Group's level of funding in respect of its defined benefit schemes was 57.3 per cent (2006: 64.8 per cent).

The Group has made provisions for estimated liabilities for employee benefits covering approximately 35,839 (2006: 19,101) employees. The amounts of such provisions were determined by reference to employees' final salaries and length of service and based on actuarial computations prepared by the actuaries of PT Sentra Jasa Aktuaria using the projected unit credit method.

(I) The amount of liability under defined benefit schemes and estimated liabilities for employee benefits included in the balance sheet is as follows:

US$ millions	Defined benefit schemes	Estimated liabilities for employee benefits	**Consolidated 2007**	2006
Present value of defined benefit obligations	(11.0)	(143.9)	**(154.9)**	(67.2)
Fair value of plan assets	6.3	–	**6.3**	6.8
Liability in the Balance Sheet	(4.7)	(143.9)	**(148.6)**	(60.4)

(II) The changes in the present value of the defined benefit obligations during the year are as follows:

US$ millions	Defined benefit schemes	Estimated liabilities for employee benefits	**Consolidated 2007**	2006
At 1 January	(10.5)	(56.7)	**(67.2)**	(63.7)
Exchange translation	0.3	2.8	**3.1**	(5.6)
Current service cost	(0.5)	(7.6)	**(8.1)**	(1.5)
Past service cost	–	–	**–**	0.9
Interest cost on obligation	(1.1)	(7.7)	**(8.8)**	(1.7)
Actuarial (losses)/gains	(0.5)	(40.8)	**(41.3)**	(0.7)
Liabilities extinguished on settlements	–	–	**–**	0.1
Acquisition of subsidiary companies	–	(37.2)	**(37.2)**	–
Disposal of subsidiary companies	–	–	**–**	0.5
Benefit paid	1.3	3.3	**4.6**	4.5
At 31 December	(11.0)	(143.9)	**(154.9)**	(67.2)

(III) The changes in the fair value of plan assets under defined benefit schemes during the year are as follows:

US$ millions	**Consolidated 2007**	2006
At 1 January	**6.8**	6.2
Exchange translation	**(0.2)**	0.1
Expected return	**0.9**	0.6
Actuarial losses	**–**	(0.2)
Contributions by employer	**0.1**	2.6
Disposal of subsidiary companies	**–**	(0.2)
Benefit paid	**(1.3)**	(2.3)
At 31 December	**6.3**	6.8

The overall expected rate of return on assets is determined based on the market prices prevailing on that date applicable to the period over which the obligation is to be settled.

(IV) The major categories of plan assets as a percentage of the fair value of the total plan assets under defined benefit schemes are as follows:

US$ millions	**Consolidated 2007**	2006
Indonesian equities	**99%**	99%
Philippines debt securities	**1%**	1%

(V) Amounts for the current and previous four years for defined benefit schemes are as follows:

	Consolidated				
US$ millions	**2007**	2006	2005	2004	2003
Defined benefit obligations	**(11.0)**	(10.5)	(11.0)	(9.0)	(11.0)
Plan assets	**6.3**	6.8	6.2	6.4	6.8
Deficit	**(4.7)**	(3.7)	(4.8)	(2.6)	(4.2)
Experience adjustments on plan liabilities	**(0.7)**	(0.1)	(2.3)	(1.0)	–
Experience adjustments on plan assets	**–**	–	–	–	–

(VI) The amount recognized in the profit and loss statement is analyzed as follows:

US$ millions	Defined benefit schemes	Estimated liabilities for employee benefits	Consolidated 2007	Consolidated 2006
Current service cost	0.5	7.6	**8.1**	1.5
Past service cost	–	–	**–**	(0.9)
Interest cost on obligation	1.1	7.7	**8.8**	1.7
Expected return on plan assets	(0.9)	–	**(0.9)**	(0.6)
Net actuarial losses recognized in the year	0.5	40.8	**41.3**	0.9
Total[(i)]	1.2	56.1	**57.3**	2.6
Actual Return on Plan Assets	13%	–	**13%**	10%

(i) Included in cost of sales, distribution costs, administrative expenses and other operating expenses, net

(VII) Principal actuarial assumptions (weighted average) at 31 December are as follows:

	2007	2006
Discount rate	**9%**	11%
Expected return on plan assets	**8%**	10%
Future salary increases	**9%**	9%
Future pension increases	**9%**	9%
Average remaining working lives of employees (years)	**18.9**	19.5

(VIII) The Group expects to contribute US$1.8 million (2006: US$0.5 million) to its defined benefit plans in the next year.

(C) Loans to Officers

During 2007 and 2006, there were no loans made by the Group to officers which require disclosure pursuant to Section 161B of the Hong Kong Companies Ordinance.

35. Directors' and Senior Executives' Remuneration

(A) Directors' Remuneration

The table below shows the remuneration of Directors on an individual basis.

Directors' Remuneration – 2007

US$'000	Non-performance based			Performance	Equity-settled			
	Salaries	Other benefits	Pension contributions	based payments[i]	share option expense	Fees[ii]	Emoluments[ii]	2007 Total
Chairman								
Anthoni Salim	464	–	–	–	–	–	–	**464**
Executive Directors								
Manuel V. Pangilinan *Managing Director and Chief Executive Officer*	1,610	419	96	2,018	1,854	–	–	**5,997**
Edward A. Tortorici	1,035	149	1,073	–	1,284	–	–	**3,541**
Robert C. Nicholson	947	21	2	756	1,062	–	–	**2,788**
Non-executive Directors								
Ambassador Albert F. del Rosario	–	–	–	–	342	125	–	**467**
Sutanto Djuhar	–	–	–	–	–	–	–	**–**
Tedy Djuhar	–	–	–	–	–	–	–	–
Ibrahim Risjad	–	–	–	–	–	–	–	–
Benny S. Santoso	–	–	–	–	342	31	–	**373**
Independent Non-executive Directors								
Graham L. Pickles	–	–	–	–	342	115	–	**457**
Prof. Edward K.Y. Chen *GBS, CBE, JP*	–	–	–	–	342	120	–	**462**
Sir David W.C. Tang *KBE*	–	–	–	–	342	75	77	**494**
Total	4,056	589	1,171	2,774	5,910	466	77	**15,043**

Directors' Remuneration – 2006

	Non-performance based			Performance	Equity-settled			
US$'000	Salaries	Other benefits	Pension contributions	based payments	share option expense	Fees	Emoluments	2006 Total
Chairman								
Anthoni Salim	464	-	-	-	-	-	-	464
Executive Directors								
Manuel V. Pangilinan *Managing Director and Chief Executive Officer*	1,502	89	91	1,455	729	-	-	3,866
Edward A. Tortorici	1,076	153	1,284	-	729	-	-	3,242
Robert C. Nicholson	817	27	2	478	562	-	-	1,886
Non-executive Directors								
Ambassador Albert F. del Rosario	-	-	-	-	-	92	-	92
Sutanto Djuhar	-	-	-	-	-	-	-	-
Tedy Djuhar	-	-	-	-	-	-	-	-
Ibrahim Risjad	-	-	-	-	-	-	-	-
Benny S. Santoso	-	-	-	-	-	-	-	-
Independent Non-executive Directors								
Graham L. Pickles	-	-	-	-	-	95	-	95
Prof. Edward K.Y. Chen *GBS, CBE, JP*	-	-	-	-	-	60	-	60
Sir David W.C. Tang *KBE*	-	-	-	-	-	45	77	122
Total	3,859	269	1,377	1,933	2,020	292	77	9,827

(i) *Performance based payments comprise performance bonuses and long-term monetary incentive awards*
(ii) *For meetings attended*
(iii) *For consultancy services provided to the Company*

Included within the total Directors' remuneration is an amount of US$1.2 million (2006: US$1.1 million) paid by PLDT, an associated company, in respect of the services of the Managing Director and Chief Executive Officer.

(B) Senior Executives' Remuneration

As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed those of the Company's Directors. Two (2006: Two) senior executives were among the Group's five highest earning employees. The remaining three (2006: three) of the five highest earning employees, are the Company's Directors.

US$ millions	**2007**	2006
Non-performance based		
– Salaries and benefits	**0.7**	0.7
Performance based		
– Bonuses and long-term monetary incentive awards	**0.3**	0.3
Equity-settled share option expense	**1.1**	0.3
Total	**2.1**	1.3

The table below shows the remuneration of the two (2006: two) senior executives who were among the Group's five highest earning employees in 2007.

Remuneration bands	**2007 Number**	2006 Number
US$573,001 – US$637,000	–	1
US$637,001 – US$701,000	–	1
US$893,001 – US$957,000	**1**	–
US$1,149,001 – US$1,213,000	**1**	–
Total	**2**	2

(C) Key Management Personnel Compensation

	Consolidated	
US$ millions	**2007**	2006
Non-performance based		
– Salaries and benefits	**16.3**	13.3
– Pension contributions	**2.0**	1.5
Performance based		
– Bonuses and long-term monetary incentive awards	**7.4**	5.2
Equity-settled share option expense	**8.7**	3.0
Total	**34.4**	23.0

(D) Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 31 December 2007 are set out below.

(a) Particulars of the Company's share option scheme

Company	Share options held at 1 January 2007	Share options granted during the year	Share options exercised during the year	**Share options held at 31 December 2007**	Share options exercise price (HK$)	Market price at date of grant (HK$)	Market price during the period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors											
Manuel V. Pangilinan	31,800,000	-	-	**31,800,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	-	30,200,000	-	**30,200,000**	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Edward A. Tortorici	17,680,000	-	(7,060,000)	**10,620,000**	1.76	1.76	5.72	1 June 2004	December 2008	June 2005	May 2014
	-	18,200,000	-	**18,200,000**	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Robert C. Nicholson	24,500,000	-	(10,500,000)	**14,000,000**	1.76	1.76	5.80-6.00	1 June 2004	December 2008	June 2005	May 2014
	-	15,500,000	-	**15,500,000**	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Non-Executive Directors											
Ambassador Albert F. del Rosario	2,840,000	-	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2006	June 2005	May 2014
	-	3,160,000	-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Benny S. Santoso	2,840,000	-	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2006	June 2005	May 2014
	-	3,160,000	-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Independent Non-Executive Directors											
Graham L. Pickles	1,000,000	-	(1,000,000)	-	1.76	1.76	5.18-5.39	1 June 2004	June 2005	June 2005	May 2014
	-	3,160,000	-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Prof. Edward K.Y. Chen GBS, CBE, JP	2,840,000	-	(1,500,000)	**1,340,000**	1.76	1.76	5.60-5.96	1 June 2004	June 2005	June 2005	May 2014
	-	3,160,000	-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Sir David W.C. Tang KBE	-	3,160,000	-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Senior Executives	32,286,000	-	(3,254,000)	**29,032,000**	1.76	1.76	4.42-6.05	1 June 2004	December 2008	June 2005	May 2014
	4,500,000	-	-	**4,500,000**	3.275	3.25	-	7 June 2006	December 2010	June 2007	June 2016
	-	42,220,000	-	**42,220,000**	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Total	120,286,000	121,920,000	(23,314,000)	**218,892,000**							

At the AGM held on 24 May 2004, the Company's shareholders approved a share option scheme (Scheme) under which the Directors may, at their discretion, at any time during the period of the Scheme, grant Directors and executives of the Company's share options as part of the Company's long-term incentive program. The Scheme, which complies with the provisions set out in Chapter 17 of the Listing Rules, became effective on 24 May 2004. The Scheme will be valid for 10 years and will expire on 23 May 2014.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the Company's issued share capital, excluding any shares issued on the exercise of options at any time. The maximum number of shares in respect of which options may be granted under the Scheme to any one participant in any 12-month period is limited to one per cent of the aggregate number of shares of the Company in issue at the time of the proposed grant of options to such participant.

The exercise price in relation to each share option offer shall be determined by the Directors at their absolute discretion, but in any event shall not be less than the highest of (i) the closing price of the Company's shares as stated in the daily quotation sheet of the SEHK on the date of grant; (ii) the average closing price of the Company's shares as stated in the daily quotation sheets of the SEHK for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a Company's share on the date of grant. The terms of the Scheme provide that subject to any other restrictions on vesting imposed by the Directors, share options may be exercised under the Scheme at any time from the date of acceptance until the date of expiry. All options presently outstanding under the Scheme are subject to certain restrictions on exercise including a prohibition on exercise at any time during the period commencing one year after the date on which any option is accepted. Options which lapse or are cancelled prior to their expiry date are deleted from the register of options.

On 1 June 2004, 134,586,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$0.849 or an aggregate value of US$14.6 million for all options granted. The assumptions used were as follows:

Share price at the date of grant	HK$1.76
Exercise price	HK$1.76
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	55 per cent
Option life	10 years
Expected dividend yield	1 per cent per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.06 per cent per annum

Taking into account the expected turnover rate of the Directors and senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 6.61 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 75 per cent higher than the exercise price.

On 1 June 2006, 4,500,000 share options under the Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$1.554 or an aggregate value of US$0.9 million for all options granted. The assumptions used were as follows:

Share price at the date of grant	HK$3.25
Exercise price	HK$3.275
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	50 per cent
Option life	10 years
Expected dividend yield	1 per cent per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.71 per cent per annum

Taking into account the expected turnover rate of the senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 6.79 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 100 per cent higher than the exercise price.

On 5 September 2007, 121,920,000 share options under the Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$2.596 or an aggregate value of US$40.6 million for all options granted. The assumptions used were as follows:

Share price at the date of grant	HK$5.33
Exercise price	HK$5.33
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	45 per cent
Option life	10 years
Expected dividend yield	1 per cent per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.40 per cent per annum

Taking into account the expected turnover rate of the Directors and senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 7.60 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 150 per cent higher than the exercise price.

The binomial model, applied for determining the estimated values of the share options granted under the Scheme, was developed for use in estimating the fair value of the traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the Company's share options have characteristics significantly different from those of the traded options, changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of share options granted are set out in Note 2(E)(q)(III) to the Financial Statements.

(b) Particulars of Metro Pacific's share option scheme

Metro Pacific	Share options held at 1 January 2007	Share options canceled during the year	**Share options held at 31 December 2007**	Share option exercise price[(i)] (Peso)	Market price at date of grant[(i)] (Peso)	Grant date	Exercisable from	Exercisable until
Senior Executives	2,401	(2,401)	–	69.2	71.4	1 August 1997	August 1997	August 2007

(i) Price adjusted for the 20-to-1 share consolidation occurred in August 2006

(c) Particulars of MPIC's share option scheme

On 14 June 2007, the shareholders of MPIC approved a share option scheme under which MPIC's directors may, at their discretion, invite executives of MPIC upon the regularization of employment of eligible executives, to take up share options of MPIC to obtain an ownership interest in MPIC and for the purpose of long-term employment motivation. The scheme became effective on 14 June 2007 and is valid for 10 years.

The maximum number of shares on which options may be granted under the scheme may not exceed 10 per cent of the issued share capital of MPIC from time to time. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any 12-month period shall not exceed one per cent of the shares in issue at the relevant time.

The exercise price in relation to each option granted under the scheme shall be determined by MPIC's directors at their absolute discretion, but in any event shall not be less than (i) the closing price of MPIC's shares for one or more board lots of such MPIC shares on the Philippine Stock Exchange (PSE) on the option grant date; (ii) the average closing price of MPIC's share for one or more board lots of such MPIC's shares on the PSE for the five business days on which dealings in the MPIC's shares are made immediately preceding the option grant date; or (iii) the par value of the MPIC's shares, whichever is higher.

Up to 31 March 2008, no share options have been granted under the scheme.

36. Related Party Transactions

Significant related party transactions entered into by the Group during the year are disclosed as follows:

(A) During 2007, the Company (i) advanced US$76.0 million to DMCI-MPIC and (ii) subscribed for US$20.0 million convertible notes issued by DMCI-MPIC for the purpose of funding DMCI-MPIC's acquisition of Maynilad. The convertible notes issued by DMCI-MPIC have a maturity period of three years and can be converted into DMCI-MPIC's common shares at their par value of Peso 1 per DMCI-MPIC's common share during the terms of the notes.

(B) On 9 March 2007, SIMP purchased a 60.0 per cent interest in several plantation companies owning approximately 85,500 hectares of plantation land at a consideration of Rupiah 125 billion (US$13.8 million) from Rascal Holdings Limited, a company owned by the Chairman of the Company.

(C) ALBV has a technical assistance agreement with Smart for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunication services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement provides for payments of technical service fees equivalent to one per cent (2006: one per cent) of the consolidated net revenue of Smart.

ALBV also has a service agreement with Smart for a period of 25 years starting from 1 January 1999, which shall expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were prepaid for the whole 25-year period.

The total fees under these arrangements amounted to Pesos 688 million (US$15.0 million) for the year ended 31 December 2007 (2006: Pesos 591 million or US$11.6 million). At 31 December 2007, the outstanding prepaid technical service and management fees amounted to Pesos 941 million (US$22.8 million) (2006: Pesos 869 million or US$17.7 million). At 31 December 2006, ALBV had an outstanding receivable under the technical assistance agreement amounting to Pesos 128 million (US$2.6 million).

(D) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated companies, joint ventures and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of transactions For the year ended 31 December US$ millions	**Consolidated** **2007**	 2006
Profit and Loss Items		
Sales of finished goods		
– to associated companies and joint ventures	**28.1**	45.9
– to affiliated companies	**48.6**	36.1
Purchases of raw materials		
– from associated companies and joint ventures	**43.2**	40.1
– from affiliated companies	**8.8**	5.0
Management and technical services fee income and royalty income		
– from associated companies and joint ventures	**0.9**	0.8
– from affiliated companies	**4.6**	3.7
Insurance expenses		
– to affiliated companies	**2.7**	3.2
Rental expenses		
– to affiliated companies	**1.3**	1.3
Transportation and pump services expenses		
– to affiliated companies	**0.3**	0.5

Approximately three per cent (2006: three per cent) of Indofood's sales and two per cent (2006: three per cent) of its purchases were transacted with these related companies.

Nature of balances At 31 December US$ millions	**Consolidated** **2007**	 2006
Balance Sheet Items		
Accounts receivable – trade		
– from associated companies and joint ventures	**3.4**	1.6
– from affiliated companies	**8.7**	4.8
Accounts receivable – non-trade		
– from associated companies and joint ventures	**0.2**	–
– from affiliated companies	**8.8**	7.5
Accounts payable – trade		
– to associated companies and joint ventures	**6.3**	4.8
– to affiliated companies	**1.2**	1.1
Accounts payable – non-trade		
– to affiliated companies	**5.9**	0.8
Other payables – non-trade		
– to affiliated companies	**5.8**	–

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on pages 56 to 61.

37. Capital and Financial Risk Management

(A) Capital Management

The primary objectives of the Group's capital management is to safeguard the Group's ability to continue as a going concern and ensure that it maintains an optimal capital structure for supporting the stability and growth of its business and maximizing shareholder value.

The Group manages its capital structure, and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended 31 December 2007 and 31 December 2006.

The Group monitors capital using a gearing ratio, which is net debt divided by total equity. The Group's policy is to keep the gearing ratio at an optimal level which supports its business. The Group includes within net debt, short-term borrowings and long-term borrowings, less cash and cash equivalents and pledged deposits and restricted cash. The total equity includes equity attributable to equity holders of the parent and minority interest.

	Consolidated	
US$ millions	**2007**	2006 (Restated)
Short-term borrowings	**1,000.1**	508.9
Long-term borrowings	**1,044.5**	647.0
Less cash and cash equivalents	**(600.8)**	(267.4)
Less pledged deposits and restricted cash	**-**	(31.3)
Net debt	**1,443.8**	857.2
Equity attributable to equity holders of the parent	**1,137.1**	582.7
Minority interest	**992.6**	450.1
Total equity	**2,129.7**	1,032.8
Gearing ratio (times)	**0.68**	0.83

(B) Financial Risk Management

The Group's principal financial instruments include the various financial assets (which comprise financial assets at fair value through profit or loss, accounts receivables, other receivables and prepayments, available-for-sale assets, cash and cash equivalents and pledged deposits and restricted cash) and financial liabilities (which comprise accounts payable, other payables and accruals, short-term borrowings, long-term borrowings and derivative liability). The main purpose of the cash and cash equivalents, and short-term and long-term borrowings is to finance the Group's operations. The other financial assets and liabilities such as accounts receivable and accounts payable mainly arise directly from its operations.

The Group also enters into derivative transactions, including principally foreign exchange contracts and interest rate swap. The purpose is to manage the currency and interest rate risks arising from the Group's sources of finance and its operations.

It is, and has been, throughout the year, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are market risk (including currency risk and price risk), credit risk, liquidity risk and fair value and cash flow interest rate risk. The Company's Board of Directors reviews and agrees policies for managing each of these risks and they are summarized below. The Group's accounting policies in relation to derivatives are set out in Note 2(E)(t) to the Financial Statements.

(a) Market risk

(I) Currency risk

To manage the Group's foreign exchange risk arising from future commercial transactions, recognized assets and liabilities, and improve investment and cash flow planning, in addition to natural hedges, the Group enters into and engages in foreign exchange contracts for the purpose of managing its foreign exchange rate exposures emanating from business, transaction specific, as well as currency translation risks and reducing and/or managing the adverse impact of changes in foreign exchange rates on the Group's operating results and cash flows. However, the aforementioned derivative instruments of the Group do not qualify as effective hedges and therefore are not designated as cash flow hedges for accounting purposes in accordance with the provisions of HKAS 39.

The following table demonstrates the sensitivity arising from the Group's financial assets and liabilities (as described on page 136) at the balance sheet date to a reasonably possible change in the exchange rates of the rupiah and peso, with all other variables held constant, of the Group's profit attributable to equity holders of the parent and retained earnings (due mainly to foreign exchange gains/losses on translation of the U.S. dollar denominated financial assets and liabilities). There is no significant impact on the other components of the Group's equity.

	2007		2006	
US$ millions	**Depreciation against the U.S. dollars (%)**	**Effect on profit attributable to equity holders of the parent and retained earnings**	(Depreciation)/ appreciation against the U.S. dollars (%)	Effect on profit attributable to equity holders of the parent and retained earnings
Rupiah	**(0.9)**	**(0.3)**	(4.2)	(1.1)
Peso	**(3.0)**	**–**	18.8	6.9

(II) Price risk

The Group is exposed to (i) price risk of PLDT's share price and (ii) commodity price risk, especially CPO, which are the raw materials used to manufacture the Group's products, which depends on the level of demand and supply in the market, and the global economic environment. The Group is exposed to the price risk of PLDT's share price as changes in the fair values of the PLDT shares held by the Group and designated as financial assets at fair value through profit or loss are directly recognized to the profit and loss statement. The Group is also exposed to commodity price risk as changes in fair values of future commodity contracts used by certain subsidiary companies to manage their exposures on commodity price fluctuations are directly recognized to the profit and loss statement. Such future commodity contracts also do not qualify as effective hedges and therefore not designated as cash flow hedges for accounting purposes in accordance with the provisions of HKAS 39.

The following table demonstrates the sensitivity arising from the Group's financial assets and liabilities (as described on page 136) at the balance sheet date to a reasonably possible change in the price of PLDT shares and CPO, with all other variables held constant, of the Group's profit attributable to equity holders of the parent and retained earnings (due to changes in the fair value of related derivative assets and liabilities). There is no significant impact on the other components of the Group's equity.

US$ millions	**2007** Increase (%)	Effect on profit attributable to equity holders of the parent and retained earnings	2006 Increase (%)	Effect on profit attributable to equity holders of the parent and retained earnings
PLDT share price	**5.0**	**4.0**	48.1	27.7
CPO price	**10.0**	**0.6**	50.0	–

(b) Credit risk

For the consumer food products business, the Group has credit risk arising from the credit given to the customers, but it has policies in place to ensure that wholesales of products are made to creditworthy customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any particular customer, such as requiring sub-distributors to provide bank guarantees. For the property business, transfers of property title are effected upon full payment of the purchase price. In addition, receivable balances are monitored on an ongoing basis to reduce the Group's exposure to bad debts.

With respect to credit risk arising from the Group's other financial assets, which include cash and cash equivalents and certain investments in debt securities classified as available-for-sale assets, the Group's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments and the unrealized losses on available-for-sale assets charged directly to the Group's equity.

The Group has no significant concentrations of credit risk.

(c) Liquidity risk

The Group manages its liquidity profile to be able to finance its capital expenditure and service its maturing debts by maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

The Group regularly evaluates its projected and actual cash flow information and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, and debt capital and equity capital issues.

The maturity profile of the Group's financial liabilities at 31 December 2007 based on contractual undiscounted payments is as follows.

US$ millions	Accounts payable, other payables and accruals 2007	2006	Borrowings 2007	2006	Derivative liability 2007	2006	**Consolidated** 2007	2006
Not exceeding one year	**485.6**	300.1	**1,000.4**	509.0	**–**	–	**1,486.0**	809.1
More than one year but not exceeding two years	**–**	–	**170.0**	223.8	**6.3**	–	**176.3**	223.8
More than two years but not exceeding five years	**–**	–	**834.7**	313.4	**–**	99.6	**834.7**	413.0
More than five years	**–**	–	**49.9**	104.9	**–**	–	**49.9**	104.9
Total	**485.6**	300.1	**2,055.0**	1,151.1	**6.3**	99.6	**2,546.9**	1,550.8

At 31 December 2007, the Group reported a net current liabilities position, principally as a result of Indofood's arrangement of approximately US$440 million new short-term borrowings for financing its acquisition of a 64.4 per cent interest in Lonsum. Indofood is planning to refinance its short-term debts through the arrangement of new long-term debts, equity and other related fund raising during 2008.

(d) Fair value and cash flow interest rate risks

The Group's interest rate risk arises from interest-bearing borrowings and cash and cash equivalents. Borrowings and cash and cash equivalents with variable rate terms expose the Group to cash flow interest rate risk. Borrowings and cash and cash equivalents with fixed interest rate terms expose the Group to fair value interest rate risk. At 31 December 2007, 24.1 per cent (2006: 38.2 per cent) of the Group's borrowings were at fixed rates.

The following table demonstrates the sensitivity arising from the Group's financial assets and liabilities (as described on page 136) at the balance sheet date to a reasonably possible change in interest rates, with all other variables held constant, of the Group's profit attributable to equity holders of the parent and retained earnings (through the impact on variable rate borrowings and cash and cash equivalents). There is no significant impact on the other components of the Group's equity.

US$ millions	**2007** (Decrease)/ increase (Basis points)	**Effect on profit attributable to equity holders of the parent and retained earnings**	2006 (Decrease)/ increase (Basis points)	Effect on profit attributable to equity holders of the parent and retained earnings
Interest rates for				
– U.S. dollar	**(300)**	**16.6**	(50)	0.4
– Rupiah	**(50)**	**0.6**	(100)	1.1
– Peso	**100**	**(0.2)**	50	(0.1)

38. Subsequent Events

(A) On 3 March 2008, a subsidiary company of the Company converted approximately Pesos 2.0 billion (US$49.2 million) of peso denominated convertible notes issued by MPIC into common shares of MPIC. The conversion has increased the Group's economic interest in MPIC from 85.6 per cent to 94.0 per cent.

(B) On 3 March 2008, MPIC entered into a loan agreement with Inframetro Investments Pte Ltd. (Inframetro), an affiliate of Ashmore Investment Management Limited, in the amount of approximately Pesos 1.4 billion (US$34.6 million) (Inframetro Loan). The Inframetro Loan retired peso denominated convertible notes of the same amount previously issued by MPIC to Inframetro and is exchangeable into 1.2 billion common shares of DMCI-MPIC. The exercise of the exchange right, however, is subject to the fulfillment of certain conditions, including the securing of consents from specific third party creditors. In the event that the Inframetro Loan is fully exchanged into shares of DMCI-MPIC, MPIC's interest in DMCI-MPIC will be reduced to 30 per cent from the currently held 50 per cent. The Inframetro Loan has the first principal repayment date on 9 May 2008, extendable to a final principal repayment date on 31 January 2009.

39. Comparative Amounts

As explained in Note 2(C) to the Financial Statements, due to the change in the Group's accounting policy for its joint ventures during the current year, the accounting treatment and presentation of certain items and balances in the Financial Statements have been revised to comply with such a change. Accordingly, certain comparative amounts have been reclassified and restated to conform with the current year's presentation and accounting treatment.

40. Approval of the Financial Statements

The Financial Statements were approved and authorized for issue by the Board of Directors on 31 March 2008.

Glossary of Terms

Financial Terms

DEFINED BENEFIT SCHEME A retirement scheme in which the rules specify the benefits to be paid and the scheme is financed accordingly. Generally, benefits are determined by a formula that takes into account of the final salary and the number of years of service of each member

DEFINED CONTRIBUTION SCHEME A retirement scheme under which the benefits are directly determined by the value of contributions paid in respect of each member

EBIT Earnings before interest and tax

EBITDA Earnings before interest, tax, depreciation and amortization

IMPAIRMENT PROVISION Provision made to reduce the carrying amount of an asset to its recoverable amount

NAV Net Asset Value

NET ASSETS Total assets less total liabilities, equivalent to total equity

NET CURRENT ASSETS/LIABILITIES Current assets less current liabilities

NET DEBT Total of short-term and long-term borrowings, net of cash and cash equivalents and pledged deposits and restricted cash

RECURRING PROFIT Profit attributable to equity holders of the parent excluding foreign exchange and derivative gains/losses and non-recurring items

Financial Ratios

BASIC EARNINGS PER SHARE Profit attributable to equity holders of the parent/weighted average number of shares in issue during the year

CURRENT RATIO Current assets/current liabilities

DILUTED EARNINGS PER SHARE Profit attributable to equity holders of the parent adjusted for the effect of assumed conversion of all dilutive potential ordinary shares/weighted average number of shares in issue during the year plus the weighted average number of ordinary shares which would be issued on the assumed conversion of all dilutive potential ordinary shares

DIVIDEND PAYOUT RATIO Ordinary share dividends paid and recommended/recurring profit

GEARING RATIO Net debt/total equity

INTEREST COVER Profit before taxation (excluding foreign exchange and derivative gains/losses and non-recurring items) and net borrowing costs/net borrowing costs

RETURN ON AVERAGE EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT Recurring profit/average equity attributable to equity holders of the parent

RETURN ON AVERAGE NET ASSETS Profit for the year (excluding foreign exchange and derivative gains/losses and non-recurring items)/average net assets

Other

ADR American Depositary Receipts

AGM Annual General Meeting

DSL Digital Subscriber Line

GAAP Generally Accepted Accounting Principles

GSM Global System for Mobile Communications

HKAS Hong Kong Accounting Standards

HKFRS Hong Kong Financial Reporting Standards

HKICPA Hong Kong Institute of Certified Public Accountants

IDX Indonesia Stock Exchange

IFRIC International Financial Reporting Interpretations Committee

IFRS International Financial Reporting Standards

INT Interpretations

LISTING RULES The Rules Governing the Listing of Securities on SEHK

MODEL CODE Model Code for Securities Transactions by Directors of Listed Issuers

NYSE The New York Stock Exchange

PSE The Philippine Stock Exchange, Inc.

SEHK The Stock Exchange of Hong Kong Limited

SFO Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

SGM Special General Meeting

2G The second generation of mobile phone technology

3G The third generation of mobile phone technology

Information for Investors

Financial Diary

Announcement of 2007 results	31 March 2008
Annual report posted to shareholders	30 April 2008
Last day to register for final and special dividends	30 May 2008
Annual General Meeting	4 June 2008
Payment of final and special dividends	30 June 2008
Preliminary announcement of 2008 interim results	27 August 2008*
Interim report posted to shareholders	30 September 2008*
Financial year-end	31 December 2008
Preliminary announcement of 2008 results	25 March 2009*

* *Subject to confirmation*

Head Office

24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
Email : info@firstpac.com.hk

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda
Telephone : (1 441) 295 2244
Fax : (1 441) 295 8666

Share Information

First Pacific shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts
Listing date : 12 September 1988
Par value : U.S.1 cent per share
Lot size : 2,000 shares
Number of ordinary shares issued: 3,224,143,003

Stock Codes

SEHK : 00142
Bloomberg : 142 HK
Reuters : 0142.HK

American Depositary Receipts (ADRs) Information

Level: 1
ADRs Code: FPAFY
CUSIP reference number: 335889200
ADRs to ordinary shares ratio: 1:5
ADRs depositary bank: The Bank of New York

To Consolidate Shareholdings

Write to our principal share registrar and transfer office in Bermuda at:
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda

Or the Hong Kong branch registrar at:
Computershare Hong Kong Investor Services Limited

Registrar Office
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR
Telephone : (852) 2862 8555
Fax : (852) 2865 0990/(852) 2529 6087
Email : hkinfo@computershare.com.hk

Transfer Office
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

A Chinese Version of this Report, or Additional Information

Available at
www.firstpacco.com

Or contact:
Sara Cheung
Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4374
Fax : (852) 2845 9243
Email : info@firstpac.com.hk

Web Site

www.firstpacco.com

Auditors

Ernst & Young
18th Floor, Two International Finance Centre
8 Finance Street
Central, Hong Kong SAR

Solicitors

Richards Butler in association with Reed Smith LLP
20th Floor, Alexandra House
16-20 Chater Road
Central, Hong Kong SAR

Principal Bankers

Calyon Corporate and Investment Bank
Mizuho Corporate Bank, Ltd.
Standard Chartered Bank
JPMorgan Chase Bank, N.A.
Standard Bank Asia Limited
UBS AG
Banco De Oro Unibank, Inc.

Ten-Year Statistical Summary

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Results (US$millions)										
Turnover	**3,075.0**	2,474.8	1,986.1	2,054.6	2,161.8	1,892.3	1,851.7	2,299.2	1,671.9	2,894.4
Profit/(loss) for the year	**671.7**	221.7	138.8	168.2	134.9	79.6	(2,192.4)	120.4	236.3	427.5
Profit/(loss) attributable to equity holders of the parent	**510.4**	164.5	103.0	123.9	74.1	38.2	(1,797.7)	51.9	138.2	360.5
Recurring profit	**193.7**	149.9	107.4	116.8	81.0	49.2	46.7	51.7	41.4	40.5
Ordinary share dividends	**41.1**	22.4	12.3	-	-	-	-	7.7	15.0	13.8
Per Ordinary Share Data (U.S.cents)										
Earnings/(loss)										
- Basic	**15.89**	5.15	3.23	3.89	2.33	1.21	(57.26)	1.78	5.34	15.21
- Diluted	**15.46**	5.06	3.17	N/A	N/A	N/A	N/A	N/A	5.32	15.12
- Basic recurring	**6.03**	4.69	3.37	3.67	2.54	1.56	1.49	1.76	1.60	1.71
- Diluted recurring	**5.91**	4.61	3.31	N/A	N/A	N/A	N/A	N/A	1.60	1.70
Dividends	**1.28**	0.70	0.39	-	-	-	-	0.26	0.52	0.58
Equity/(deficit) attributable to equity holders of the parent	**35.27**	18.18	12.00	7.14	1.60	(0.81)	(4.87)	13.00	22.08	34.45
Financial Ratios										
Return on average net assets (%)	**19.92**	25.25	22.53	32.62	27.01	25.04	12.18	8.90	5.44	5.25
Return on average equity attributable to equity holders of the parent (%)	**22.53**	31.05	35.20	83.89	637.87	N/A	36.59	9.84	5.66	8.92
Dividend payout ratio (%)	**21.22**	14.94	11.45	-	-	-	-	14.89	36.26	34.14
Dividend cover (times)	**4.71**	6.69	8.73	-	-	-	-	6.72	2.76	2.93
Interest cover (times)	**4.12**	3.71	2.72	2.94	2.43	2.36	2.61	3.50	2.96	2.38
Current ratio (times)	**0.95**	1.21	1.45	1.43	1.71	1.02	0.82	1.23	0.95	0.90
Gearing ratio (times)										
- Consolidated	**0.68**	0.83	1.12	1.45	2.12	2.46	2.84	0.76	0.77	0.59
- Company	**0.35**	0.16	0.11	0.10	0.12	0.15	0.09	0.10	0.28	0.38
Consolidated Balance Sheet Data (US$millions)										
Capital expenditure	**69.5**	46.3	56.6	105.1	72.6	92.2	148.2	255.1	314.7	374.1
Total assets	**5,227.8**	2,883.5	2,347.1	2,168.7	2,213.5	2,469.5	2,186.4	3,599.2	8,395.7	7,646.3
Net debt	**1,443.8**	857.2	788.5	854.3	907.7	1,136.7	850.4	1,065.0	1,796.8	1,296.3
Total liabilities	**3,098.1**	1,850.7	1,640.4	1,577.6	1,785.7	2,007.1	1,886.9	2,193.7	6,058.1	5,442.8
Net current (liabilities)/assets	**(81.6)**	177.6	295.6	256.4	443.6	20.6	(234.5)	216.4	(81.6)	(106.0)
Total assets less current liabilities	**3,671.8**	2,034.8	1,697.0	1,571.2	1,589.4	1,456.0	899.1	2,644.2	6,644.6	6,598.5
Equity/(deficit) attributable to equity holders of the parent	**1,137.1**	582.7	382.8	227.4	51.1	(25.7)	(152.8)	408.1	642.7	818.3
Minority interest	**992.6**	450.1	323.9	363.7	376.7	488.1	452.3	997.4	1,694.9	1,385.2
Total equity	**2,129.7**	1,032.8	706.7	591.1	427.8	462.4	299.5	1,405.5	2,337.6	2,203.5
Company Balance Sheet Data (US$millions)										
Total assets	**2,898.8**	2,406.6	2,471.2	1,891.1	1,782.8	1,867.6	2,395.1	2,938.0	2,568.9	1,904.6
Net debt(i)	**532.4**	237.9	152.6	103.3	96.9	152.1	83.3	150.0	416.2	408.0
Total liabilities	**1,356.0**	960.3	1,052.0	824.4	850.8	847.9	1,425.1	1,374.9	1,081.6	820.5
Equity attributable to equity holders of the parent	**1,542.8**	1,446.3	1,419.2	1,066.7	932.0	1,019.7	970.0	1,563.1	1,487.3	1,084.1
Other Information (at 31 December)										
Number of shares in issue (millions)	**3,224.1**	3,204.8	3,188.8	3,186.0	3,186.0	3,186.0	3,139.8	3,139.8	2,910.8	2,375.6
Weighted average number of shares in issue (millions)										
- Basic	**3,211.4**	3,193.0	3,186.7	3,186.0	3,186.0	3,152.2	3,139.8	2,923.9	2,586.9	2,370.9
- Diluted	**3,273.5**	3,242.1	3,215.1	N/A	N/A	N/A	N/A	N/A	2,603.3	2,383.7
Share price (HK$)	**6.050**	4.040	3.000	2.075	1.690	0.700	0.960	2.225	6.000	3.700
Market capitalization (US$millions)	**2,500.7**	1,659.9	1,226.5	847.6	690.3	285.9	386.4	895.6	2,239.1	1,126.9
Number of shareholders	**4,736**	4,989	5,167	5,321	5,452	5,576	5,581	5,581	5,632	6,116
Number of employees	**62,395**	50,087	46,693	49,165	46,951	44,820	48,046	49,493	60,972	30,673

N/A: Not applicable
(i) Includes the net debt of certain wholly-owned financing and holding companies
See pages 141 and 142 for a glossary of terms

Note: The Group has changed its accounting policy for the accounting treatment of its investments in joint ventures from the application of the proportionate consolidation method to the equity method of accounting. Details regarding the change are provided in Note 2(C) of the Financial Statements. Figures for 2006 have been restated for such a change accordingly.

Summary of Principal Investments

Philippine Long Distance Telephone Company

PLDT (PSE: TEL; NYSE: PHI) is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company, Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company, ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	: Telecommunications
Place of incorporation/business area	: The Philippines
Issued number of shares	: 188.7 million
Particulars of issued shares held	: Common shares of Pesos 5 par value
Economic interest	: 26.3 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT Indofood Sukses Makmur Tbk

Indofood (IDX: INDF) is the premier processed-food company in Indonesia. It is based in Jakarta and is listed on the Indonesia Stock Exchange. Through its four strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (noodles, nutrition and special foods, snack foods and food seasonings), Bogasari (flour and pasta), Agribusiness (cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Sector	: Consumer Food Products
Place of incorporation/business area	: Indonesia
Issued number of shares	: 9.4 billion
Particulars of issued shares held	: Shares of Rupiah 100 par value
Economic interest	: 51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

Metro Pacific Investments Corporation

MPIC (PSE: MPI) is a Philippine-based, publicly listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises.

Sector	: Infrastructure, Property and Health Care
Place of incorporation/business area	: The Philippines
Issued number of shares	: 1,342.9 million
Particulars of issued shares held	: Common shares of Peso 1 par value
Economic interest	: 85.6 per cent

Further information on MPIC can be found at www.mpic.com.ph

FIRST
PACIFIC

First Pacific Company Limited

24th Floor, Two Exchange Square,
8 Connaught Place, Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
Email : info@firstpac.com.hk
Website : www.firstpacco.com

A Chinese version of this annual report is available at www.firstpacco.com or from the Company on request.
本年報之中文版可於 www.firstpacco.com 或向本公司索取。

This report is printed on environmentally friendly paper
Concept and design: Format Limited and iOne Financial Press Limited
Management portrait: Alan P. K. Soo



THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in First Pacific Company Limited, you should at once hand this circular and the accompanying Form of Proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

STOCK CODE: 00142

Website: http://www.firstpacco.com

NOTICE OF ANNUAL GENERAL MEETING AND PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES AND RE-ELECTION OF DIRECTORS

Notice convening the 2008 Annual General Meeting of First Pacific Company Limited to be held at The East & West Room, 23rd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong at 3:00 p.m. on Wednesday, 4th June, 2008 is set out on pages 19 to 24 of this circular.

Whether or not you are able to attend the meeting, please complete and return the enclosed Form of Proxy to the principal office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you so wish.

30th April, 2008

CONTENTS

Page

In this circular and the appendices to it, the following expressions have the following meanings unless the context requires otherwise:

"2007 AGM"	the annual general meeting of the Company convened and held on 1st June, 2007;
"2008 AGM"	the annual general meeting of the Company to be convened and held on 4th June, 2008, by the Notice;
"ADRs"	American depositary receipts of the ADSs;
"ADSs"	Amercian depositary shares of PLDT, evidenced by ADRs, each ADS represents 1 share of common stock of PLDT;
"Bye-laws"	the Bye-laws of the Company, as amended from time to time;
"Code"	the Code on Corporate Governance Practices adopted by the Company on 14th March, 2005 based on the provisions of Appendix 14 of the Listing Rules;
"Company" or "First Pacific"	First Pacific Company Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"Director" or "Directors"	a director or directors of the Company, from time to time;
"First Pacific Group"	First Pacific and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Latest Practicable Date"	23rd April, 2008, being the latest practicable date for ascertaining certain information for inclusion in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Macau"	the Macau Special Administrative Region of the PRC;

"Model Code"	the Model Code for securities transactions by directors of companies listed on the Stock Exchange;
"MPIC"	Metro Pacific Investments Corporation, a Philippine corporation in which the Company has approximately a 94% indirect attributable economic interest and which has its shares listed on the PSE;
"Notice"	the notice of the 2008 AGM as set out on pages 19 to 24 of this circular;
"Peso"	Philippine Peso, the lawful currency of the Republic of the Philippines;
"PLDT"	Philippine Long Distance Telephone Company, a company incorporated in the Philippines with limited liability, the shares of which are listed on the PSE and the ADRs of which are listed on the New York Stock Exchange; and currently an associated company of the Company;
"PRC"	the People's Republic of China;
"PSE"	the Philippine Stock Exchange;
"Proposals"	the renewal of the general mandate enabling the Directors to allot and issue Shares; the renewal of the Repurchase Mandate; the grant of a general mandate enabling the Directors to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate; and the re-election of directors; in each case as contemplated by this circular;
"Repurchase Mandate"	the general mandate enabling the Company to repurchase its own Shares;
"SFO"	the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong;
"Shareholders"	the holders of Shares from time to time;
"Shares"	ordinary shares of US$0.01 each of the Company and any shares resulting from any subsequent consolidation, sub-division or reclassification of those ordinary shares;

"Sterling pounds"	Sterling pounds, the lawful currency of the United Kingdom;
"Stock Exchange"	the Stock Exchange of Hong Kong Limited;
"Substantial Shareholders"	First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers; and
"US$"	United States dollars, the lawful currency of the United States of America.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

STOCK CODE: 00142

Website: http://www.firstpacco.com

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-executive Directors:
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Ambassador Albert F. del Rosario
Benny S. Santoso
Napoleon L. Nazareno

Independent Non-executive Directors:
Prof. Edward K. Y. Chen, G.B.S., CBE, JP
Sir David W. C. Tang, KBE
Graham L. Pickles

Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

30th April, 2008

To the shareholders of First Pacific Company Limited

Dear Sir or Madam,

NOTICE OF ANNUAL GENERAL MEETING AND PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, AND RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this circular is to provide you with information in connection with the convening of the 2008 AGM and explanation in connection with the matters to be dealt with at the 2008 AGM. In accordance with good corporate governance practices, the chairman of the 2008 AGM will direct that each of the resolutions set out in the Notice be voted on by poll.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

STOCK CODE: 00142

Website: http://www.firstpacco.com

Form of Proxy for use at the ANNUAL GENERAL MEETING ("AGM") of First Pacific Company Limited (the "Company") to be held at The East & West Room, 23rd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong at 3:00 p.m. on Wednesday, 4th June, 2008 and at any adjournment thereof.

I/We,[1] ________________________________ (and) ________________________________
of ________________________________
being the registered holder(s) of [2]________________________________ ordinary shares of US$0.01 each in the capital of the Company, HEREBY APPOINT the Chairman of the AGM or [3]________________________________
of ________________________________
as my/our proxy to attend and vote for me/us at the AGM (and at any adjournment thereof) for the purpose of considering and, if thought fit, passing the Resolutions set out in the Notice convening the AGM[4].

Please indicate with an "x" in the space provided how you wish your vote(s) to be cast on a poll. Should this form be returned duly signed, without a specific direction, the proxy will vote or abstain at his discretion.

	RESOLUTIONS	For	Against
1.	To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2007.		
2.	To declare a final cash dividend of HK 5.00 cents (US 0.64 cent) and a special cash dividend of HK 3.00 cents (US 0.38 cent) per ordinary share for the year ended 31st December, 2007.		
3.	To re-appoint Ernst & Young as Auditors of the Company and to authorise the Board of Directors of the Company to fix their remuneration.		
4. (i)	To re-elect Mr. Napoleon L. Nazareno as a Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this AGM and ending on the earlier of (1) the date of the Company's annual general meeting to be held in the calendar year 2011 or (2) 3rd June, 2011 or (3) the date on which the Director concerned retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company and/or the Bye-laws of the Company (the "fixed term").		
(ii)	To re-elect Mr. Robert C. Nicholson as an Executive Director of the Company for the fixed term.		
(iii)	To re-elect Mr. Benny S. Santoso as a Non-executive Director of the Company for the fixed term.		
(iv)	To re-elect Ambassador Albert F. del Rosario as a Non-executive Director of the Company for the fixed term.		
(v)	To re-elect Mr. Graham L. Pickles as an Independent Non-executive Director of the Company for the fixed term.		
5. (i)	To authorise the Board of Directors to fix the Executive Directors' remuneration pursuant to the Company's Bye-laws.		
(ii)	To fix the remuneration of the Non-executive Directors at the sum of US$5,000 for each meeting attended, as shall be determined by the Board from time to time.		
6.	To authorise the Board of Directors of the Company to appoint additional directors as an addition to the Board.		
7.	To give a general mandate to the Directors to allot, issue and deal with additional shares in the Company not exceeding 20% of the Company's issued share capital.		
8.	To give a general mandate to the Directors to exercise all the powers of the Company to repurchase shares in the Company not exceeding 10% of the Company's issued share capital.		
9.	To approve the addition of the aggregate nominal amount of shares repurchased pursuant to Resolution (8) above to the aggregate nominal amount of share capital which may be allotted pursuant to Resolution (7) above.		

Signature: ________________________ Date: ________________________ 2008

Notes:

1. Please insert your full name(s) and address in block capitals. All joint holders' names should be stated.
2. Please insert the number of ordinary shares registered in your name(s); if no number is inserted, this Form of Proxy will be deemed to relate to all the ordinary shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the AGM is appointed, strike out "the Chairman of the AGM or" and insert the name and address of the desired proxy in the space provided and initial the alteration.
4. A proxy need not be a member of the Company but must attend the AGM in person to represent you.
5. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.
6. In the case of a corporation, this Form of Proxy must be executed under its Common Seal or under the hand of an officer or attorney duly authorized.
7. To be valid, this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of authority must be deposited at the Company's principal office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong not less than 48 hours before the time of the AGM or at any adjournment thereof.
8. Any alterations made in this Form of Proxy must be initialled.
9. Completion and delivery of the Form of Proxy will not preclude you from attending and voting at the AGM if you so wish.
10. The Chairman will demand a poll on each of the resolutions submitted for determination at the AGM. On a poll, every member present in person or by a duly authorized corporate representative or by proxy shall have one vote for every share held by him. The results of the poll will be published on the websites of the Company and The Stock Exchange of Hong Kong Limited, on the business day following the AGM.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平有限公司

（於百慕達註冊成立之有限公司）

股份編號：00142

網址：http://www.firstpacco.com

適用於第一太平有限公司（「本公司」）於二零零八年六月四日（星期三）下午三時正假香港中環干諾道中五號香港文華東方酒店二十三樓宴會廳召開的股東週年大會（「股東週年大會」）及其任何續會之代表委任表格。

本人／吾等[1] ________________________________（及）________________________________

地址為 ________________________________

乃持有[2] ________________ 股每股面值0.01美元之本公司普通股登記持有人，**茲委任**股東週年大會主席或[3]

____

地址為 ________________________________

為本人／吾等之代表，就考慮及酌情通過召開股東週年大會通告內的各項決議案，代表本人／吾等出席股東週年大會及其任何續會並於會上投票[4]。

請在適當空格內填上「x」記號，以指示受委代表於按股數投票表決時應如何投票。如股東交回經正式簽署之代表委任表格，而未有填上明確指示，則受委代表有權自行酌情投票或放棄投票。

	決議案	贊成	反對
1.	省覽及接納截至二零零七年十二月三十一日止年度之經審核賬目以及董事會與核數師報告。		
2.	宣派截至二零零七年十二月三十一日止年度之末期現金股息每股普通股5.00港仙（0.64美仙）及特別現金股息每股普通股3.00港仙（0.38美仙）。		
3.	重聘安永會計師事務所為本公司之核數師，並授權本公司董事會釐定其酬金。		
4.(i)	重選Napoleon L. Nazareno先生為本公司之非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零一一年曆年舉行股東週年大會當日；或(2)二零一一年六月三日；或(3)有關董事根據本公司所採納之企業管治常規守則及／或本公司之公司章程細則輪值退任當日（「指定任期」）。		
(ii)	重選黎高臣先生按指定任期出任本公司之執行董事。		
(iii)	重選謝宗宣先生按指定任期出任本公司之非執行董事。		
(iv)	重選Albert F. del Rosario大使按指定任期出任本公司之非執行董事。		
(v)	重選Graham L. Pickles先生按指定任期出任本公司之獨立非執行董事。		
5.(i)	授權董事會根據本公司章程細則釐定執行董事酬金。		
(ii)	釐定非執行董事每次開會酬金為5,000美元，或由董事會不時釐定之金額。		
6.	授權本公司董事會委任新董事加盟董事會。		
7.	授予董事一般授權以配發、發行及處理本公司額外股份，惟不得超過本公司已發行股本之20%。		
8.	授予董事一般授權以行使本公司一切權力購回本公司之股份，惟不得超過本公司已發行股本之10%。		
9.	批准本公司根據上述第(8)項決議案所購回之股份面值總額加入根據上述第(7)項決議案可配發之股本面值總額內。		

簽署：________________________　　日期：二零零八年 ________________

附註：

1. 請以正楷填上　閣下之姓名及地址。如屬聯名股東，請填上所有股東之姓名。
2. 請填上　閣下名下之普通股數目；如未有填上股份數目，則本代表委任表格將被視作適用於　閣下名下本公司股本中之所有普通股。
3. 閣下如擬委派股東週年大會主席以外其他人士作代表，請刪去「股東週年大會主席或」之字句，並在適當空格內填上所擬委派代表人之姓名及地址，並由股東簡簽作實。
4. 受委代表毋須為本公司股東，但必須親自代表　閣下出席股東週年大會。
5. 倘屬聯名股東，本公司將在接受排名首位之股東（不論親自或委派代表）之投票後，不再接受其他聯名股東之投票。
6. 若股東為公司，則本代表委任表格必須加蓋公司印鑑，或由該公司負責人或獲正式授權人士簽署。
7. 本代表委任表格連同簽署表格之授權書或其他授權文件（如有），或經由公證人簽署證明之授權書或授權文件副本，最遲須於本股東週年大會或其任何續會指定舉行時間四十八小時前送達本公司之主要辦事處（致：公司秘書處），地址為香港中環康樂廣場八號交易廣場第二座二十四樓，方為有效。
8. 本代表委任表格上所有更改必須由股東簡簽作實。
9. 填妥及交回本代表委任表格後，　閣下仍有權出席股東週年大會並於會上投票。
10. 大會主席將就各項提呈股東週年大會之各決議案要求以按股數投票表決。於進行按股數投票表決時，每名親身或由正式授權公司代表或受委代表出席之股東，可就彼所持每一股股份投一票。按股數投票表決之結果將於股東週年大會舉行後下一個營業日在本公司與香港聯合交易所有限公司之網站刊載。

The Notice convening the 2008 AGM is set out on pages 19 to 24 of this circular.

A Form of Proxy for use at the 2008 AGM is enclosed with this circular. Whether or not you are able to attend the 2008 AGM, you are requested to complete the Form of Proxy and return it to the principal office of the Company in Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the 2008 AGM. Completion and delivery of a Form of Proxy will not preclude you from attending and voting at the 2008 AGM should you so wish.

ADOPTION OF THE AUDITED ACCOUNTS AND THE REPORTS OF THE DIRECTORS AND AUDITORS FOR THE YEAR ENDED 31ST DECEMBER, 2007

A copy of the 2007 annual report of the Company incorporating the audited consolidated accounts of the Company for the year ended 31st December, 2007 and the directors' and auditors' reports thereon and information concerning each of the retiring directors who will be put forward for re-election at the 2008 AGM has been despatched to all Shareholders together with this circular. The audited consolidated accounts of the Company for the year ended 31st December, 2007 have been reviewed by the Company's Audit Committee and approved by the Board for adoption at the 2008 AGM.

DECLARATION OF FINAL AND SPECIAL DIVIDENDS

On 31st March, 2008, the Directors announced the audited results of the Company for the year ended 31st December, 2007. As mentioned in such announcement, the Board has recommended a final dividend of HK 5.00 cents (U.S. 0.64 cent) and a special dividend of HK 3.00 cents (U.S. 0.38 cent) per share in respect of the financial year ended 31st December, 2007. Subject to approval by Shareholders at the 2008 AGM, the final dividend and the special dividend will be paid in cash in the currency which represents legal tender in the jurisdiction in which the registered address of each Shareholder is situated as follows: Hong Kong dollars for Hong Kong, Macau and PRC registered shareholders, Sterling pounds for shareholders registered in the United Kingdom and US dollars for registered shareholders of all other countries. It is expected that the dividend warrants will be dispatched to Shareholders on or about Monday, 30th June, 2008.

The Company's Register of Members will be closed from Saturday, 31st May, 2008 to Wednesday, 4th June, 2008, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final and special dividends, all properly completed transfer forms accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 30th May, 2008.

RE-APPOINTMENT OF AUDITORS

The Audit Committee has recommended to the Board (which in turn endorses the view), subject to the approval of Shareholders at the 2008 AGM, Ernst & Young be re-appointed as the auditors of the Company for the ensuing year.

RE-ELECTION OF DIRECTORS

Pursuant to Bye-law 99, the Directors shall, among others, have power to appoint any person as a Director as an addition to the Board and any person so appointed as a Director shall remain as a Director only until the next following annual general meeting of the Company and then he shall be eligible for re-election at that meeting.

Mr. Napoleon L. Nazareno was appointed as a Non-executive Director of the Company as of 31st March, 2008. In accordance with the provisions of Bye-law 99, he shall remain as a Director until the 2008 AGM and he shall then be eligible for re-election as a Director at that meeting. In this respect, the proposed re-election of Mr. Nazareno as a Non-executive Director of the Company will be considered by a separate resolution at the 2008 AGM.

In accordance with Bye-laws 117A, 117B and 117C and the Code, every director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years. In addition, in determining those Directors who are subject to retirement by rotation will be those who have been longest in office since their last election or appointment and so that as between persons who became or were last elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

At the 2007 AGM, Mr. Manuel V. Pangilinan (Managing Director and Chief Executive Officer), Mr. Edward A. Tortorici (Executive Director), Sir. David Tang (Independent Non-executive Director) and Prof. Edward K.Y. Chen (Independent Non-executive Director), being the four (4) Directors who have been longest in office since their appointment retired at that meeting. All the retiring Directors, being eligible, have offered themselves for re-election and have been re-elected for a fixed term of three years, commencing on the date of the 2007 AGM and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2010 or (2) 31st May, 2010 or (3) the date on which the Directors retire by rotation pursuant to the Code and/or the Bye-laws.

At the 2008 AGM, Mr. Robert C. Nicholson (Executive Director), Mr. Benny S. Santoso (Non-executive Director), Ambassador Albert F. del Rosario (Non-executive Director) and Mr. Graham L. Pickles (Independent Non-executive Director), who have been longest in office since their appointment, will retire at the 2008 AGM, but being eligible, offer themselves for re-election at that meeting. Their proposed re-election will be considered by separate resolutions at the 2008 AGM.

The biographical details of each of the five retiring Directors who will stand for re-election at the 2008 AGM, as required by Rule 13.51(2) of the Listing Rules, are set out in Appendix I of this circular to enable Shareholders to make an informed decision on their re-election. Save as otherwise disclosed in this circular, there is no information to be disclosed pursuant to any of the requirements under rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that need to be brought to the attention of Shareholders in respect of the five Directors who will stand for re-election at the 2008 AGM.

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

To keep in line with current corporate practices, resolutions will be proposed at the 2008 AGM, seeking Shareholders' approval for, inter alia, the renewal of the general mandate enabling the Directors to allot and issue Shares; the grant of the Repurchase Mandate; the grant of a general mandate enabling the Directors to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate.

At the 2007 AGM, Shareholders passed an ordinary resolution granting to the Directors a general mandate to allot and issue Shares up to a limit equal to 20 per cent of the aggregate nominal amount of the issued share capital of the Company as at 1st June, 2007. Your Directors believe that it would be in the best interests of the Company to renew this mandate, as it will expire at the conclusion of the 2008 AGM.

At the 2007 AGM, Shareholders also passed an ordinary resolution granting to the Directors a general mandate to exercise the powers of the Company to repurchase its own Shares up to a limit of 10 per cent in aggregate of the Company's issued share capital as at 1st June, 2007. A further ordinary resolution was passed by Shareholders granting to the Directors a general mandate to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate. Your Directors believe that it would be in the best interests of the Company to renew these mandates as they will expire at the conclusion of the 2008 AGM.

There is at present no intention for the Company to repurchase any of its Shares. The main features of the Listing Rules regarding share repurchase on the Stock Exchange and further details in relation to purchases by the Company of its own Shares are contained in the explanatory statement set out in Appendix II of this circular so as to enable Shareholders to make an informed decision on whether to vote for or against the resolutions to approve the share repurchase mandate at the 2008 AGM at which such resolutions will be proposed.

PROCEDURES TO DEMAND A POLL AT THE ANNUAL GENERAL MEETING

Consistent with good corporate governance practices, the chairman of the 2008 AGM intends to demand a poll for each of the resolutions set out in the Notice.

In accordance with Bye-law 79, every resolution put to the vote at a Shareholders' meeting shall be decided on a show of hands unless before or on the declaration of the results of the show of hands, a poll is demanded by:

(i) the chairman; or

(ii) at least three (3) members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing not less than one-tenth (1/10th) of the total voting rights of all members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth (1/10th) of the total sum paid up on all the Shares conferring that right.

In accordance with Bye-law 80, if a poll is demanded in the manner aforesaid, it shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not more than thirty (30) days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman directs. The results of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

Your Directors are of the opinion that the Proposals relating to the renewal of general mandates to issue shares and to repurchase shares, as well as the re-election of the five retiring directors are in the best interests of the Company and its Shareholders and recommend you to vote in favor of the resolutions to be proposed at the 2008 AGM to be held on 4th June, 2008. The Directors have indicated that the votes attaching to the Shares owned by them and their respective associates (as defined in the Listing Rules) will, where entitled, be cast in favor of all the resolutions to be proposed at the 2008 AGM.

Yours faithfully,
For and on behalf of the Board of Directors of
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

The following are the particulars of the five retiring Directors proposed to be re-elected at the 2008 AGM:

1. **Napoleon L. Nazareno**
Non-executive Director

Mr. Napoleon L. Nazareno was appointed as a Non-executive Director of the Company with effect from 31st March, 2008. Pursuant to Bye-law 99, Mr. Nazareno will hold office as a Non-executive Director of the Company until this AGM and then he shall be eligible for re-election at this meeting.

Age 58, born in the Philippines. Mr. Nazareno is concurrently the President, CEO and Director of the Philippines' leading telecommunications carrier, Philippine Long Distance Telephone Company ("PLDT"), and its wholly owned wireless subsidiary, Smart Communications, Inc. ("SMART"), the largest mobile operator in the country. He is also President, CEO and Director of Pilipino Telephone Corporation ("Piltel"), SMART's mobile phone service subsidiary.

Mr. Nazareno graduated in 1970 at the University of San Carlos in Cebu with a Bachelor of Science degree in Mechanical Engineering. He obtained a Master in Business Management degree at the Asian Institute of Management (AIM) in 1973. He also took the INSEAD Executive Program at the European Institute of Business Administration in Fountainbleau, France in 1983.

Mr. Nazareno's experience in business spans several countries over 30 years. Occupying senior management and executive positions, his experience encompasses a broad range of industries, namely: packaging, bottling, petrochemicals, real estate and in the last decade, telecommunications and information technology.

Mr. Nazareno's career started in the packaging business. In 1973, he worked as an assistant product manager at the Flexible Packaging Division in Phimco Industries, Inc. and in 1981, he joined the international firm Akerlund & Rausing as Acting Production Manager in the local office. In 1989, he was named President and CEO of Akerlund & Rausing (Phils.). In 1995, Mr. Nazareno moved to Metro Pacific Corporation, serving as President and CEO until 1999.

In 1998, Mr. Nazareno moved on to the telecommunications industry as President and CEO of Piltel, a cellular affiliate of PLDT. Mr. Nazareno was instrumental in restructuring Piltel's debts in 2001, the largest debt restructuring in the country implemented on a consensual basis, without involving the Philippine Securities and Exchange Commission and the courts. He continues to head Piltel, now a subsidiary of SMART. Mr. Nazareno became President, CEO and Director of SMART in January 2000.

As at the Latest Practicable Date, Mr. Nazareno was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

(i) 10,487 common shares in PLDT;

(ii) 495 convertible redeemable preferred stock in PLDT; and

(iii) 6,648 common shares in MPIC.

Mr. Nazareno has not entered into any service contract with the Company. In addition to any remuneration otherwise payable under the Company's Bye-laws, as a Non-executive Director, Mr. Nazareno is entitled to receive the sum of US$5,000 for each meeting of the Board of Directors or Committee of the Board which he attends in person or by telephone conference call, as shall be determined by the Board from time to time. In the year 2007, Mr. Nazareno did not receive any Director's Remuneration. Mr. Nazareno has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

2. Robert C. Nicholson
Executive Director

Age 52, born in Scotland. Mr. Nicholson qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a senior partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications, debt and equity capital markets, corporate reorganizations and the privatization of state-owned enterprises in the PRC.

Mr. Nicholson was a senior advisor to the Board of Directors of PCCW Limited between August 2001 and September 2003. He is an Independent Non-executive Director of QPL International Holdings Limited and Pacific Basin Shipping Limited. In November 2005, he became a Non-executive Director of India Capital Growth Fund Limited which is listed on the AIM market of the London Stock Exchange. Mr. Nicholson serves as a Commissioner of PT Indofood Sukses Makmur Tbk and is a Director of Level Up! International Holdings Pte Ltd. He joined First Pacific's Board in June 2003 and was named an Executive Director in November 2003.

As at the Latest Practicable Date, Mr. Nicholson was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 29,500,000 ordinary share options[(P)] of the Company.

Mr. Nicholson has not entered into any service contract with the Company. The amount of remuneration paid to Mr. Nicholson for the year ended 31 December 2007, together with the basis of determining such remuneration are set out in Note 35(A) to the Financial Statements headed "Directors' Remuneration" on page 128 in First Pacific's 2007 Annual Report. Mr. Nicholson has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

3. Benny S. Santoso

Non-executive Director

Age 50, born in Indonesia. Mr. Santoso graduated from Ngee Ann College in Singapore. He serves as a Director of PT Indocement Tunggal Prakarsa Tbk, and a Commissioner of PT Indofood Sukses Makmur Tbk and PT Indosiar Visual Mandiri Tbk. He also serves as a Director or a Commissioner of a number of other Indonesian companies. Mr. Santoso joined First Pacific's Board as a Non-executive Director in June 2003.

As at the Latest Practicable Date, Mr. Santoso was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 6,000,000 ordinary share options[(P)] of the Company.

Mr. Santoso has not entered into any service contract with the Company. In addition to any remuneration otherwise payable under the Company's Bye-laws, as a Non-executive Director, Mr. Santoso is entitled to receive the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined by the Board from time to time, details as set out in Note 35(A) to the Financial Statements headed "Directors' Remuneration" on page 128 in First Pacific's 2007 Annual Report. Mr. Santoso has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

4. **Ambassador Albert F. del Rosario**
Non-executive Director

Age 68, born in the Philippines. The former Ambassador of the Republic of the Philippines to the United States of America from October 2001 to August 2006. Ambassador del Rosario earned his Bachelor's Degree in Economics at New York University. He is currently Chairman of Gotuaco, del Rosario and Associates, Inc., BusinessWorld Publishing Corporation, Makati Foundation for Education and Stratbase, Inc., and is President and Director of Philippine Telecommunications Investment Corporation. Ambassador del Rosario serves as Commissioner or Director in numerous companies and non-profit organizations including PT Indofood Sukses Makmur Tbk, Philippine Long Distance Telephone Company, Infrontier (Philippines), Inc., Metro Pacific Investments Corporation, Asia Traders Insurance Corporation, Landco Pacific Corporation, MediaQuest Holdings, Inc. and Philippine Cancer Society, and is a member of the Board of Trustees of the International Graduate University, Washington, DC. He also headed the development of Pacific Plaza Towers, Metro Pacific Corporation's signature project in Fort Bonifacio's Global City.

In September 2004, Ambassador del Rosario was conferred the Order of Sikatuna, Rank of Datu, by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations. He is moreover a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine Democracy and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education. He was elevated to the Xavier Hall of Fame in New York City in 2006. Ambassador del Rosario joined First Pacific's Board in June 2003 and was re-designated as a Non-executive Director in April 2004.

As at the Latest Practicable Date, Ambassador del Rosario was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 600,000 ordinary shares[P] of the Company;

ii. 6,000,000 ordinary share options[P] of the Company;

iii. 130,005 common shares[P] in PLDT;

iv. 1,560 preferred shares[P] in PLDT;

v. 32,231,970 preferred shares in Prime Media Holdings, Inc. (PMH) as nominee and 4 common shares[P] in PMH as beneficial owner;

vi. 4,922 common shares[P] in Costa de Madera Corporation;

vii. 15,000 common shares[P] in Metro Pacific Land Holdings Inc.; and

viii. 80,000 common shares[P] in Metro Strategic Infrastructure Holdings, Inc.

Ambassador del Rosario has not entered into any service contract with the Company. In addition to any remuneration otherwise payable under the Company's Bye-laws, as a Non-executive Director, Chairman of the Remuneration Committee and member of the Nomination Committee, Ambassador del Rosario is entitled to receive the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined by the Board from time to time, details as set out in Note 35(A) to the Financial Statements headed "Directors' Remuneration" on page 128 in First Pacific's 2007 Annual Report. Ambassador del Rosario has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

5. **Graham L. Pickles**
Independent Non-executive Director

Age 51, born in Australia. Mr. Pickles holds a Bachelor of Business degree (majoring in accounting). He is a member of the Certified Practising Accountants of Australia, and is a Fellow of the Australian Institute of Directors.

Mr. Pickles has significant experience in the distribution and technology sectors, running several distribution businesses in Asia and Australasia in the IT and telecommunications industries, over a career spanning more than 20 years.

Mr. Pickles serves as a Commissioner of PT Indofood Sukses Makmur Tbk and was appointed Chairman and Director of Asia Pacific Brands India Limited in 2005. He was previously the CEO of Tech Pacific Holdings Limited, a wholly-owned subsidiary of First Pacific Company Limited until Tech Pacific was sold in 1997. Mr. Pickles was also a member of the executive committee of Hagemeyer N.V. in which First Pacific had a controlling interest until 1998. Mr. Pickles joined First Pacific's Board as an Independent Non-executive Director in May 2004.

As at the Latest Practicable Date, Mr. Pickles was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 3,160,000 ordinary share options[P] of the Company.

Mr. Pickles has not entered into any service contract with the Company. In addition to any remuneration otherwise payable under the Company's Bye-laws, as an Independent Non-executive Director, Chairman of the Audit Committee and member of the Nomination Committee, Mr. Pickles is entitled to receive the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined by the Board from time to time, details as set out in Note 35(A) to the Financial Statements headed "Directors' Remuneration" on page 128 in First Pacific's 2007 Annual Report. Mr. Pickles has submitted to the Company a written confirmation concerning his independence. The Board, therefore, considers him to be independent and believes that he should be re-elected. He has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

This appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to accompany the notice of an annual general meeting at which a resolution is to be proposed in relation to the repurchase by the Company of its own Shares.

1. REPURCHASE MANDATE

The relevant sections of the Listing Rules which permit companies with a primary listing on the Stock Exchange to repurchase their shares on the Stock Exchange, subject to certain restrictions, are summarised below:

(a) Shareholders' approval

The Listing Rules provide that all proposed repurchases of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a particular transaction. The Listing Rules require an explanatory statement such as is contained herein to be sent to Shareholders to give Shareholders adequate information to enable them to decide whether to approve the grant of such a mandate.

(b) Source of funds

Repurchases must be funded out of funds legally available for the purpose under Bermuda law.

(c) Maximum number of shares to be repurchased

The Shares proposed to be repurchased by the Company must be fully paid up. A maximum of 10 per cent of the outstanding share capital at the date of passing the relevant resolution may be repurchased on the Stock Exchange. On the basis of the existing issued share capital of the Company of 3,224,143,003 Shares, as at the Latest Practicable Date, and assuming no further exercise of options granted by the Company pursuant to the Company's share option plan, and no further Shares are issued or repurchased by the Company prior to the 2008 AGM, not more than 322,414,300 Shares may be repurchased on the Stock Exchange pursuant to the Repurchase Mandate.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases, depending on market conditions and funding arrangements at the time, may lead to enhancement of the net asset value of the Company and/or earnings per Share and will be made only when the Directors believe that such repurchases will benefit the Company and its Shareholders.

3. FUNDING OF REPURCHASE

Repurchases must be funded out of funds legally available for the purpose in accordance with the Company's Memorandum of Association and Bye-laws and the laws of Bermuda.

The Directors have no present intention to repurchase any Shares of the Company and they would exercise the power to repurchase in circumstances only where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the audited consolidated financial position of the Company as at 31st December, 2007, being the date to which the latest published audited accounts of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, it could have a material adverse impact on the working capital position and gearing position of the Company.

The Directors do not propose to exercise the Repurchase Mandate to such extent as, in the circumstances, would have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited accounts or the gearing levels that in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICE

The Company has repurchased a total of 3,964,000 Shares (0.124%) in September and October 2007. There is no repurchase of Shares during the six months prior to the date of this circular. The following table shows the highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months ended 31st March, 2008 and from 1st April, 2008 up to the Latest Practicable Date ("LPD"):

Month	Highest traded price *HK$*	Lowest traded price *HK$*
2007		
April	6.05	4.78
May	5.70	4.99
June	6.15	5.00
July	6.15	5.49
August	5.69	4.18
September	5.85	5.22
October	6.40	5.50
November	6.00	5.18
December	6.53	5.40
2008		
January	6.05	4.69
February	6.30	5.56
March	6.13	4.74
From 1st April, 2008 to LPD	5.93	5.13

5. DISCLOSURE OF INTERESTS

None of the Directors or, to the best of their knowledge, having made all reasonable enquiries, any of their associates currently intend to sell Shares to the Company or its subsidiaries, in the event that the proposed Repurchase Mandate is approved by Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have any present intention to sell any Shares, or have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Mandate is approved by Shareholders.

6. TAKEOVERS CODE

If as a result of a repurchase of Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholders' interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, First Pacific Investments Limited ("FPIL-LIB") and First Pacific Investments (B.V.I.) Limited ("FPIL-BVI") are the Substantial Shareholders of the Company. FPIL-LIB beneficially owns Shares representing 24.51 per cent of the issued share capital of the Company and FPIL-BVI beneficially owns Shares representing 19.49 per cent of the issued share capital of the Company. Although the Directors have no present intention to repurchase any Shares of the Company, if the Directors were to exercise the Repurchase Mandate in full, such Shares owned by FPIL-LIB would represent approximately 27.23 per cent and by FPIL-BVI would represent approximately 21.65 per cent of the then issued share capital of the Company. The two Substantial Shareholders are associated companies and are therefore, presumed to be parties acting in concert under the Takeovers Code. As the two Substantial Shareholders together hold a total of approximately 48.88 per cent of the then issued share capital of the Company, accordingly, in such event, they would become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code. Save as aforesaid, the Directors are not aware of any other consequences which would arise under the Takeovers Code as a result of any repurchase of Shares pursuant to the Repurchase Mandate.

At present, the Company has no intention to exercise the Repurchase Mandate in such a way and to such an extent that would cause a mandatory general offer obligation to arise for the Substantial Shareholders.

The Directors will not exercise the Repurchase Mandate if the repurchase would result in the number of listed Shares which are in the hands of the public falling below the relevant prescribed minimum percentage as required by the Stock Exchange.

7. DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the laws of Bermuda.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

STOCK CODE: 00142

Website: http://www.firstpacco.com

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited (the "Company") will be held at The East & West Room, 23rd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Wednesday, 4th June, 2008 at 3:00 p.m. for the following purposes:

1. To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2007.

2. To declare a final cash dividend of HK 5.00 cents (U.S. 0.64 cent) and a special cash dividend of HK 3.00 cents (U.S. 0.38 cent) per ordinary share for the year ended 31st December, 2007.

3. To re-appoint Ernst & Young as auditors of the Company and to authorize the Board of Directors of the Company to fix their remuneration.

4. As ordinary business, to consider and, if thought fit, pass each of the following resolutions as an Ordinary Resolution of the Company:–

   (i) **THAT** Mr. Napoleon L. Nazareno be and is hereby re-elected as a Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2011 or (2) 3rd June, 2011 or (3) the date on which Mr. Napoleon L. Nazareno retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company (the "Code") and/or the Bye-laws of the Company ("Bye-laws").

   (ii) **THAT** Mr. Robert C. Nicholson be and is hereby re-elected as an Executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2011 or (2) 3rd June, 2011 or (3) the date on which Mr. Robert C. Nicholson retires by rotation pursuant to the Code and/or the Bye-laws.

(iii) **THAT** Mr. Benny S. Santoso be and is hereby re-elected as a Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2011 or (2) 3rd June, 2011 or (3) the date on which Mr. Benny S. Santoso retires by rotation pursuant to the Code and/or the Bye-laws.

(iv) **THAT** Ambassador Albert F. del Rosario be and is hereby re-elected as a Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2011 or (2) 3rd June, 2011 or (3) the date on which Ambassador Albert F. del Rosario retires by rotation pursuant to the Code and/or the Bye-laws.

(v) **THAT** Mr. Graham L. Pickles be and is hereby re-elected as an Independent Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2011 or (2) 3rd June, 2011 or (3) the date on which Mr. Graham L. Pickles retires by rotation pursuant to the Code and/or the Bye-laws.

5. To authorise the Board of Directors to fix the remuneration of the Executive Directors pursuant to the Company's Bye-laws, and to fix the remuneration of the Non-executive Directors at the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined from time to time by the Board.

6. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "**THAT** the Board of Directors of the Company be and is hereby authorised to appoint additional directors as an addition to the Board, but so that the maximum number of directors so appointed by the directors shall not in any case exceed the maximum number of directors specified in the Company's Bye-laws from time to time and any person so appointed shall remain as a director only until the next following annual general meeting of the Company and then shall be eligible for re-election at that meeting."

7. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby approved generally and unconditionally;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, or (iii) the exercise of options granted under any share option scheme adopted by the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

(iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

8. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed, and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), be and is hereby approved generally and unconditionally;

(b) the aggregate nominal amount of share capital which may be purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

(iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting."

9. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution 8 shall be added to the aggregate nominal amount of share capital that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the general mandate to allot and issue shares granted to the directors of the Company by the said Ordinary Resolution 7."

10. To transact any other ordinary business of the Company.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 30th April, 2008

Principal Office
24th Floor
Two Exchange Square
8 Connaught Place
Central, Hong Kong

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Explanatory Notes to the Notice of Annual General Meeting:

1. Every member entitled to attend and vote at the 2008 AGM is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for use at the 2008 AGM is enclosed in the circular which contains the notice of the meeting (the "Notice"). The form of proxy will also be published on the website of the Stock Exchange and can also be downloaded from the Company's website: http://www.firstpacco.com.

3. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretarial Department) not less than 48 hours before the time appointed for holding the 2008 AGM or at any adjournment thereof.

4. With respect to agenda item No. 4 in the Notice, the biographical details of each of the Directors who stand for re-election at the 2008 AGM, as required by Rule 13.51(2) of the Listing Rules as at the Latest Practicable Date, are set out in Appendix I of the circular containing the Notice to enable Shareholders to make an informed decision on their re-election.

5. With respect to agenda item No. 7 in the Notice, approval is being sought from the members because under the Listing Rules the existing general mandate to issue shares lapses at the 2008 AGM.

6. An explanatory statement containing further details regarding agenda item No. 8 in the Notice on the general mandate to repurchase shares is set out in Appendix II of the circular containing the Notice to enable Shareholders to make an informed decision on the renewal of the repurchase mandate.

7. The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

股東週年大會通告之附註：

1. 凡有權出席二零零八年度股東週年大會並於會上投票之股東，均有權委任一位或多位代表代其出席並投票。受委代表毋須為本公司股東。

2. 載有大會通告（「大會通告」）之通函隨附二零零八年度股東週年大會適用之代表委任表格。代表委任表格另可於聯交所網頁下載，亦可從本公司網頁下載，網址為 http://www.firstpacco.com。

3. 代表委任表格連同簽署表格之授權書或其他授權文件（如有），或經由公證人簽署證明之授權書或授權文件副本，最遲須於二零零八年度股東週年大會或其任何續會指定舉行時間四十八小時前送達本公司之主要辦事處（致：公司秘書處），方為有效。

4. 有關大會通告內第4項議程，根據上市規則第13.51(2)條規定，於二零零八年度股東週年大會上膺選連任之董事於最後可行日期的個人資料已刊載於載有大會通告之本通函附錄一，以便股東就重選董事作出知情決定。

5. 有關大會通告內第7項議程，由於根據上市規則之規定，現有可發行股份之一般授權將於二零零八年度股東週年大會結束時失效，故重新徵求股東批准。

6. 載有第8項議程所述購回股份一般授權進一步詳情之說明函件，已刊載於載有大會通告之本通函附錄二，以便股東就重新授予購回授權作出知情決定。

7. 若本通函之中文版內容與英文版有歧義，概以英文版為準。

(ii) 依據法例或本公司之公司細則之規定，本公司須舉行下屆股東週年大會之期限屆滿當日；及

(iii) 於股東大會上以普通決議案通過撤銷或修改本決議案所列授權之日。」

9. 作為特別事項，考慮及酌情通過下列議案（無論有否修訂）為普通決議案：

「**動議**於召開本大會通告所載第7及8項普通決議案獲通過之情況下，將本公司依據上述第8項普通決議案於本通告日期以後所購回本公司股本中之股份面值總額加入依據上述第7項普通決議案所授予本公司董事配發及發行股份之一般授權，且可予配發及發行或同意有條件或無條件配發及發行之股本面值總額內。」

10. 處理本公司任何其他普通事項。

承董事會命
第一太平有限公司
公司秘書
李麗雯

香港，二零零八年四月三十日

主要辦事處
香港中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

(iii) 於股東大會上以普通決議案通過撤銷或修改本決議案所列授權之日。

「供股」指本公司董事於所訂定之期間，向於指定記錄日期名列股東名冊之股東，按其當時之持股比例提呈配售股份之建議（本公司董事可就有關零碎股份或根據香港以外地區之法例限制或規定，或任何認可管制機構或任何證券交易所之規定，在認為必要或適當時予以取消或作出其他安排）。」

8. 作為特別事項，考慮及酌情通過下列議案（無論有否修訂）為普通決議案：

「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事在有關期間行使本公司所有權力，根據所有適用的法律，包括香港股份購回守則及香港聯合交易所有限公司（「聯交所」）頒佈的證券上市規則（「上市規則」），在聯交所或任何其他股份可能於其上市且獲香港證券及期貨事務監察委員會及聯交所就此認可的證券交易所購回本公司股本中之已發行股份；

(b) 按上文(a)段批准本公司董事可能購回或同意有條件或無條件購回之股本面值總額不得超過於本決議案當日本公司已發行股本面值總額百分之十(10%)，而該項批准亦須受此限制；及

(c) 就本決議案而言：

「有關期間」指由通過本決議案當日起至下列三者之較早日期止期間：

(i) 本公司下屆股東週年大會結束當日；

7. 作為特別事項，考慮及酌情通過下列議案（無論有否修訂）為普通決議案：

「**動議**：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事在有關期間行使本公司所有權力，以配發、發行及處理本公司之額外股份，並作出或授予將須或可能須行使此項權力之售股建議、協議及購股權（包括債券、認股權證及可轉換為本公司股份的債權證）；

(b) 上文(a)段之批准將授權本公司董事於有關期間作出或授予售股建議、協議及購股權（包括債券、認股權證及可轉換為本公司股份的債權證），該等權力將須或可能須於有關期間終止後行使；

(c) 本公司董事根據上文(a)段之批准所配發或同意有條件或無條件配發（不論是否根據購股權或以其他方式）之股本面值總額（但非根據(i)供股；或(ii)根據本公司所發行之認股權證或任何可轉換為本公司股份之證券之條款而行使之認購權或換股權；或(iii)根據本公司採納之購股權計劃而行使之購股權；或(iv)按本公司之公司細則規定配發股份以全數或部份以股份代替股息之以股代息或類似安排），均不得超過本決議案獲通過當日本公司已發行股本面值總額百分之二十（20%），而該項批准亦須受此限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議案當日起至下列三者之較早日期止期間：

(i) 本公司下屆股東週年大會結束當日；

(ii) 依據法例或本公司之公司細則之規定，本公司須舉行下屆股東週年大會之期限屆滿當日；及

(iii) **動議**重選謝宗宣先生為本公司之非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零一一年曆年舉行之股東週年大會當日；或(2)二零一一年六月三日；或(3)謝宗宣先生根據守則及／或公司細則輪值退任當日。

(iv) **動議**重選Albert F. del Rosario大使為本公司之非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零一一年曆年舉行之股東週年大會當日；或(2)二零一一年六月三日；或(3)Albert F. del Rosario大使根據守則及／或公司細則輪值退任當日。

(v) **動議**重選Graham L. Pickles先生為本公司之獨立非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零一一年曆年舉行之股東週年大會當日；或(2)二零一一年六月三日；或(3) Graham L. Pickles先生根據守則及／或公司細則輪值退任當日。

5. 授權董事會根據本公司之公司細則釐定執行董事酬金，以及釐定非執行董事每次親身或透過電話會議出席董事會或董事委員會會議之酬金為5,000美元，或由董事會不時釐定之金額。

6. 作為特別事項，考慮及酌情通過下列議案（無論有否修訂）為普通決議案：

「**動議**授權本公司董事會委任新董事加盟董事會，惟在任何情況下董事會委任之董事人數最多不得超過本公司之公司細則不時規定之最高董事人數。而任何據此獲委任人士只可留任董事直至本公司下屆股東週年大會舉行之日為止，屆時該董事將合資格於該大會重選連任。」

FIRST PACIFIC COMPANY LIMITED

第一太平有限公司

(於百慕達註冊成立之有限公司)

股份編號：00142

網址：http://www.firstpacco.com

茲通告第一太平有限公司(「本公司」)謹定於二零零八年六月四日(星期三)下午三時正假香港中環干諾道中五號香港文華東方酒店二十三樓宴會廳舉行股東週年大會，商議下列事項：

1. 省覽及接納截至二零零七年十二月三十一日止年度之經審核賬目以及董事會與核數師報告。

2. 宣派截至二零零七年十二月三十一日止年度之末期現金股息每股普通股5.00港仙(0.64美仙)及特別現金股息每股普通股3.00港仙(0.38美仙)。

3. 重聘安永會計師事務所為本公司之核數師，並授權本公司董事會釐定其酬金。

4. 作為普通事項，考慮並酌情通過下列各項議案為本公司之普通決議案：

   (i) **動議**重選Napoleon L. Nazareno先生為本公司之非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零一一年曆年舉行之股東週年大會當日；或(2)二零一一年六月三日；或(3)Napoleon L. Nazareno先生根據本公司所採納之企業管治常規守則(「守則」)及／或本公司之公司章程細則(「公司細則」)輪值退任當日。

   (ii) **動議**重選黎高臣先生為本公司之執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零一一年曆年舉行之股東週年大會當日；或(2)二零一一年六月三日；或(3)黎高臣先生根據守則及／或公司細則輪值退任當日。

7. **董事承諾**

董事已向聯交所承諾，彼等只會(在適用之情況下)根據上市規則及百慕達法例行使購回授權。

5. 權益之披露

在董事作出一切合理查詢後所知，概無任何董事或其任何聯繫人士現時有意於建議之購回授權獲股東批准情況下向本公司或其附屬公司出售股份。

概無關連人士（定義見上市規則）曾知會本公司，表示現擬於購回授權獲股東批准情況下出售任何股份，或承諾不會向本公司出售其所持有的任何股份。

6. 收購守則

倘根據購回授權購回股份後，某股東所佔本公司之附投票權權益比例有所增加，則就收購守則而言，該項增加將被視作增購投票權。故此，視乎股東權益的增幅，一名股東或一群一致行動的股東（定義見收購守則）或會視作取得本公司控制權或鞏固所擁有本公司之控制權，因而須按照收購守則第26條提出強制性全面收購建議。

於最後可行日期，First Pacific Investments Limited（「FPIL-LIB」）及First Pacific Investments (B.V.I.) Limited（「FPIL-BVI」）為本公司的主要股東。FPIL-LIB實益擁有相當於本公司已發行股本24.51%之股份，而FPIL-BVI則實益擁有相當於本公司已發行股本19.49%之股份。儘管董事目前無意購回本公司任何股份，但倘若董事全面行使購回授權後，則FPIL-LIB及FPIL-BVI擁有之股份將分別相當於本公司當時已發行股本約27.23%及21.65%。由於兩名主要股東為聯營公司，因此根據收購守則，彼等將屬於一致行動人士。由於兩名主要股東合共持有本公司當時已發行股本約48.88%，因此，屆時彼等須按照收購守則第26條之規定提出強制性全面收購建議。除上述者外，就董事所知，根據購回授權購回股份將不會引致收購守則所述之任何其他後果。

現時本公司無意行使購回授權達致某程度引致主要股東須承擔提出強制性全面收購建議之責任。

倘若購回股份將導致公眾人士所持有的上市股份數量低於聯交所指定的有關最低百分比，則董事不會行使購回授權。

3. 購回股份之資金

用以購回股份之資金必須為根據本公司之組織章程大綱及公司細則，以及百慕達法例規定，可合法撥作有關用途之資金。

現時董事無意購回本公司任何股份，且只會在彼等認為購回股份符合本公司之最佳利益，以及可按對本公司有利之條款購回股份之情況下，方會行使權力購回股份。經考慮本公司於二零零七年十二月三十一日（即本公司最近期刊發之經審核賬目結算日期）之經審核綜合財政狀況，董事認為，倘按目前之現行市價全面行使購回股份之一般授權，將可能對本公司之營運資金及資本負債狀況造成重大不利影響。

在董事認為行使購回授權將對本公司之營運資金需要（與最近期刊發之經審核賬目披露之狀況比較而言）或董事認為對不時適合本公司之資本負債水平有重大不利影響之情況下，本公司董事不會建議行使購回授權。

4. 股份價格

本公司於二零零七年九月及十月購回合共3,964,000股股份(0.124%)。於本通函刊發日期前六個月內並無購回股份。下表列出股份於截至二零零八年三月三十一日止十二個月期間每個月及自二零零八年四月一日起至最後可行日期（「最後可行日期」）在聯交所之最高及最低成交價：

月份	最高成交價 *港元*	最低成交價 *港元*
二零零七年		
四月	6.05	4.78
五月	5.70	4.99
六月	6.15	5.00
七月	6.15	5.49
八月	5.69	4.18
九月	5.85	5.22
十月	6.40	5.50
十一月	6.00	5.18
十二月	6.53	5.40
二零零八年		
一月	6.05	4.69
二月	6.30	5.56
三月	6.13	4.74
自二零零八年四月一日起至最後可行日期	5.93	5.13

本附錄載有上市規則所規定須載於說明函件之細節。隨說明函件附股東週年大會通告，大會將提呈有關本公司購回本身股份之決議案。

1. 購回授權

上市規則有關章節准許以聯交所為第一上市市場之公司在聯交所購回其股份，惟須受到若干限制，現概述如下：

(a) 股東批准

上市規則規定以聯交所為第一上市市場之公司倘擬購回股份，必須事先透過一般授權或透過有關特定交易之特別批准方式獲普通決議案通過。上市規則規定必須將一份說明函件（如本通函所載者）送交各股東，向各股東提供充分資料，以便彼等能決定是否批准授出此項授權。

(b) 資金來源

用以購回股份之資金必須為根據百慕達法例規定，可合法撥作有關用途之資金。

(c) 最多可購回之股份數目

本公司建議購回之股份必須為全數繳足股份。於聯交所可購回之股份數目，最多不得超逾在有關決議案獲通過當日本公司已發行股本中百分之十股份。按本公司於最後可行日期之現有已發行股本3,224,143,003股股份為基準，及假設本公司根據其購股權計劃授出之購股權並無再獲行使，且於二零零八年度股東週年大會舉行前本公司沒有再發行或購回任何股份，則本公司可根據購回授權於聯交所購回之股份數目最多不得超過322,414,300股股份。

2. 購回股份之理據

董事相信，徵求股東授予一般授權，以便本公司可在聯交所購回股份，符合本公司及其股東之最佳利益。該等購回股份可提高本公司之資產淨值及／或每股股份盈利，惟須視乎當時市場狀況及資金安排而定；並只有在董事相信購回股份會對本公司及其股東有利之情況下方會進行。

del Rosario大使並無與本公司訂立任何服務合約。除根據本公司的公司細則應付的其他酬金外，作為非執行董事、薪酬委員會主席兼提名委員會成員，del Rosario大使有權就每次親身或透過電話會議出席之董事會或董事委員會會議收取5,000美元酬金（或董事會不時釐定的服務酬金），詳情載於第一太平二零零七年年報第128頁財務報表附註35(A)「董事酬金」一節。del Rosario大使與本公司任何其他董事、高級管理人員或主要或控股股東概無財務或家族關係。

5. Graham L. Pickles
獨立非執行董事

現年51歲，出生於澳洲。Pickles先生持有工商管理學士學位（主修會計），為澳洲執業會計師公會會員及澳洲董事協會資深會員。

Pickles先生於分銷及科技行業擁有豐富經驗，在亞洲及大洋洲之資訊科技及電訊業管理多項分銷業務，在行內年資逾20年。

Pickles先生現為PT Indofood Sukses Makmur Tbk專員，並於二零零五年獲委任為Asia Pacific Brands India Limited主席兼董事。彼曾任Tech Pacific Holdings Limited之行政總監，於一九九七年被出售前Tech Pacific為第一太平有限公司全資擁有之附屬公司。Pickles先生亦曾為Hagemeyer N.V.（第一太平於一九九八年前擁有其控股權益）的執行委員會成員。Pickles先生於二零零四年五月加入第一太平董事會，出任獨立非執行董事。

於最後可行日期，Pickles先生於本公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份及債券中擁有或視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於登記冊內；或(c)須按標準守則知會本公司及聯交所的好倉權益如下：

i. 3,160,000份本公司普通股購股權(P)。

Pickles先生並無與本公司訂立任何服務合約。除根據本公司的公司細則應付的其他酬金外，作為獨立非執行董事、審核委員會主席兼提名委員會成員，Pickles先生有權就每次親身或透過電話會議出席之董事會或董事委員會會議收取5,000美元（或董事會不時釐定的服務酬金），詳情載於第一太平二零零七年年報第128頁財務報表附註35(A)「董事酬金」一節。Pickles先生已為其獨立性向本公司提交確認書，董事會因此認為彼為獨立人士，並相信彼應獲重選。Pickles先生與本公司任何其他董事、高級管理人員或主要或控股股東概無財務或家族關係。

4. Albert F. del Rosario大使
非執行董事

現年68歲，出生於菲律賓。於二零零一年十月至二零零六年八月期間曾任菲律賓共和國駐美大使。del Rosario大使於紐約大學取得經濟學士學位，現為Gotuaco, del Rosario and Associates, Inc.、BusinessWorld Publishing Corporation、Makati Foundation for Education及Stratbase, Inc.主席，並為Philippine Telecommunications Investment Corporation總裁兼董事。del Rosario大使為多間公司及非牟利機構包括PT Indofood Sukses Makmur Tbk、Philippine Long Distance Telephone Company、Infrontier (Philippines), Inc.、Metro Pacific Investments Corporation、Asia Traders Insurance Corporation、Landco Pacific Corporation、MediaQuest Holdings, Inc.及Philippine Cancer Society擔任專員或董事，並為華盛頓哥倫比亞特區International Graduate University信託委員會(Board of Trustees)成員。彼亦領導發展Metro Pacific Corporation於Fort Bonifacio之Global City之旗艦項目Pacific Plaza Towers。

二零零四年九月，del Rosario大使因促進海外關係表現出眾，獲阿羅約總統頒授Datu等級之Order of Sikatuna勳銜。此外，彼亦獲頒發EDSA II英勇獎章，作為努力宣揚菲律賓民主之嘉許，並獲科拉桑阿基諾總統頒發菲律賓軍事獎章，表揚其出任Makati Foundation for Education主席的建樹，並於二零零六年獲選入紐約市Xavier Hall of Fame。del Rosario大使於二零零三年六月加入第一太平董事會，並於二零零四年四月獲委任為非執行董事。

於最後可行日期，del Rosario大使於本公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份及債券中擁有或視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於登記冊內；或(c)須按標準守則知會本公司及聯交所的好倉權益如下：

i. 600,000股本公司普通股(P)；

ii. 6,000,000份本公司普通股購股權(P)；

iii. 130,005股PLDT普通股(P)；

iv. 1,560股PLDT優先股(P)；

v. 以代名人身份持有32,231,970股Prime Media Holdings, Inc. (PMH)優先股，並實益擁有4股PMH普通股(P)；

vi. 4,922股Costa de Madera Corporation普通股(P)；

vii. 15,000股Metro Pacific Land Holdings Inc.普通股(P)；及

viii. 80,000股Metro Strategic Infrastructure Holdings, Inc.普通股(P)。

於最後可行日期，黎先生於本公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份及債券中擁有或視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於登記冊內；或(c)須按標準守則知會本公司及聯交所的好倉權益如下：

i. 29,500,000份本公司普通股購股權(P)。

黎先生並無與本公司訂立任何服務合約。截至二零零七年十二月三十一日止年度支付予黎先生的酬金款額，連同釐定該酬金的基準載於第一太平二零零七年年報第128頁財務報表附註35(A)「董事酬金」一節。黎先生與本公司任何其他董事、高級管理人員或主要或控股股東概無財務或家族關係。

3. **謝宗宣**

非執行董事

現年50歲，出生於印尼。謝先生畢業於新加坡義安學院(Ngee Ann College)，現為PT Indocement Tunggal Prakarsa Tbk董事及PT Indofood Sukses Makmur Tbk與PT Indosiar Visual Mandiri Tbk專員，亦為多家印尼公司之董事或專員。謝先生於二零零三年六月加入第一太平董事會，出任非執行董事。

於最後可行日期，謝先生於本公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份及債券中擁有或視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於登記冊內；或(c)須按標準守則知會本公司及聯交所的好倉權益如下：

i. 6,000,000份本公司普通股購股權(P)。

謝先生並無與本公司訂立任何服務合約。除根據本公司的公司細則應付的其他酬金外，作為非執行董事，謝先生有權就每次親身或透過電話會議出席之董事會或董事委員會會議收取5,000美元酬金（或董事會不時釐定的服務酬金），詳情載於第一太平二零零七年年報第128頁財務報表附註35(A)「董事酬金」一節。謝先生與本公司任何其他董事、高級管理人員或主要或控股股東概無財務或家族關係。

於最後可行日期，Nazareno先生於本公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份及債券中擁有或視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於登記冊內；或(c)須按標準守則知會本公司及聯交所的好倉權益如下：

(i) 10,487股PLDT普通股；

(ii) 495股PLDT可轉換可贖回優先股；及

(iii) 6,648股MPIC普通股。

Nazareno先生並無與本公司訂立任何服務合約。除根據本公司的公司細則應付的其他酬金外，作為非執行董事，Nazareno先生有權就每次親身或透過電話會議出席董事會或董事委員會會議收取5,000美元（或董事會不時釐定的服務酬金）。於二零零七年，Nazareno先生並無收取任何董事酬金。Nazareno先生與本公司任何其他董事、高級管理人員或主要或控股股東概無財務或家族關係。

2. 黎高臣
執行董事

現年52歲，出生於蘇格蘭。黎先生於一九八零年在英格蘭及威爾斯及於一九八二年在香港取得律師資格，一九八五年至二零零一年期間為齊伯禮律師行之高級合夥人，成立企業及商務部門。黎先生於企業融資及跨境交易，包括合併及收購、地區性電訊、債務及股本市場、企業重組及中國國有企業私有化方面均擁有廣博經驗。

黎先生於二零零一年八月至二零零三年九月期間曾擔任電訊盈科有限公司董事會高級顧問。彼亦為品質國際集團有限公司及太平洋航運集團有限公司之獨立非執行董事，於二零零五年十一月出任於倫敦證券交易所另類投資市場上市的India Capital Growth Fund Limited之非執行董事，亦擔任PT Indofood Sukses Makmur Tbk專員及Level Up! International Holdings Pte Ltd董事。黎先生於二零零三年六月加入第一太平董事會，並於二零零三年十一月獲委任為執行董事。

以下為建議於二零零八年度股東週年大會重選之五名退任董事資料：

1. Napoleon L. Nazareno
非執行董事

Napoleon L. Nazareno先生於二零零八年三月三十一日獲委任為本公司之非執行董事。根據公司細則第99條規定，Nazareno先生將出任本公司非執行董事直至本年度股東週年大會，屆時將符合資格於會上重選連任。

現年58歲，出生於菲律賓。Nazareno先生同時擔任菲律賓領先的電訊公司Philippine Long Distance Telephone Company (「PLDT」)及其全資擁有的無線業務附屬公司Smart Communications, Inc. (「SMART」)(全國最大的流動經營商)之總裁、行政總裁兼董事。彼亦為SMART的流動電話服務附屬公司Pilipino Telephone Corporation (「Piltel」)之總裁、行政總裁兼董事。

Nazareno先生於一九七零年畢業於宿務的University of San Carlos，取得機械工程理學士學位。彼於一九七三年取得Asian Institute of Management (AIM)工商管理碩士學位，並於一九八三年修讀法國Fountainbleau之European Institute of Business Administration的INSEAD行政課程。

Nazareno先生擁有逾30年於多個國家的營商經驗，曾任高級管理層及主管職位，其廣泛經驗涉及包裝、裝瓶、石化、房地產等多種行業，過去十年任職於電訊及資訊科技行業。

Nazareno先生的事業由包裝業務開始，一九七三年彼擔任Phimco Industries, Inc.彈性包裝部門的助理產品經理，而在一九八一年加入國際公司Akerlund & Rausing在當地辦事處出任署理生產經理。於一九八九年出任Akerlund & Rausing (Phils.)總裁兼行政總裁，一九九五年轉任Metro Pacific Corporation總裁兼行政總裁至一九九九年為止。

於一九九八年，Nazareno先生進軍電訊業，成為PLDT流動電話聯屬公司Piltel總裁兼行政總裁。於二零零一年，Nazareno先生協助重組Piltel債務，有關重組為根據雙方協議進行的全國最大債務重組，並無涉及菲律賓證券及交易委員會及法庭。Nazareno先生繼續擔任現為SMART附屬公司的Piltel主管，二零零零年一月成為SMART總裁、行政總裁兼董事。

推薦意見

董事認為，有關重新授予發行股份及購回股份之一般授權，以及重選五名退任董事的建議乃符合本公司及其股東之最佳利益，故推薦　閣下投票贊成將於二零零八年六月四日舉行之二零零八年度股東週年大會上提呈之各項決議案。各董事已表示在有權投票之情況下，將以彼等及彼等各自之聯繫人士(定義見上市規則)擁有之股份附有之投票權，投票贊成將於二零零八年度股東週年大會提呈之所有決議案。

此致

第一太平有限公司列位股東　台照

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤仁
謹啟

二零零八年四月三十日

於股東週年大會要求按股數投票表決之程序

遵照良好企業管治常規，二零零八年度股東週年大會主席擬就通告所載各項決議案要求按股數投票方式表決。

根據公司細則第79條，於股東大會提呈表決之每項決議案均將以舉手方式表決，除非於宣佈舉手方式表決結果之前或之時，以下人士要求按股數投票方式表決：

(i) 大會主席；或

(ii) 當時有權在大會投票的最少三(3)名親身出席之股東或受委代表；或

(iii) 持有不少於全體有權在大會投票股東總投票權十分一(1/10)之一名或多名親身出席之股東或受委代表；或

(iv) 持有可在大會投票之股份之一名或以多名親身出席之股東或受委代表，且有關股份繳入股款合共不少於所有賦予該項權利股份之繳入股款總額十分之一(1/10)。

根據公司細則第80條，倘根據上述方式要求按股數投票表決，表決將於要求按股數投票表決之大會或續會日期起計三十(30)日內，按主席指定方式（包括使用不記名選票或選票紙或選票）、時間及地點進行。按股數投票表決之結果將視為要求按股數投票表決大會之決議。

責任聲明

本通函乃遵照上市規則而刊發，旨在提供有關本公司之資料。各董事就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容產生誤導成份。

根據上市規則第13.51(2)條規定，五名將於二零零八年度股東週年大會重選連任之退任董事資料已載於本通函附錄一，以便股東於考慮重選董事時可作出知情決定。除本通函另有披露者外，將於二零零八年度股東週年大會重選連任之五名董事並無任何其他須根據上市規則第13.51(2)(h)至13.51(2)(v)條規定須予披露之資料、或有關其他須知會股東之事宜。

發行股份及購回股份之一般授權

為符合現行之企業常規，本公司將於二零零八年度股東週年大會提呈決議案以徵求股東批准（其中包括）重新授予董事配發及發行股份之一般授權、授出購回授權、授權董事可根據購回授權配發及發行本公司所購回股份之一般授權。

於二零零七年度股東週年大會，股東通過一項普通決議案，批准授予董事一般授權，可配發及發行最多不超過佔本公司於二零零七年六月一日已發行股本面值總額20%之股份。此項授權將於二零零八年度股東週年大會結束時屆滿，董事相信重續此項授權符合本公司之最佳利益。

於二零零七年度股東週年大會，股東亦通過一項普通決議案，授予董事一般授權，可行使本公司之權力購回本公司之股份，購回股份最多不超過本公司於二零零七年六月一日已發行股本總額10%。股東亦通過另一項普通決議案，批准授予董事一般授權，以配發及發行本公司根據購回授權所購回之股份。此等授權將於二零零八年度股東週年大會結束時屆滿，董事相信重續此等授權符合本公司之最佳利益。

本公司現時無意購回其任何股份。為讓股東決定投票贊成或反對將於二零零八年度股東週年大會提呈之決議案以批准股份購回授權時達致知情決定，有關上市規則所述在聯交所購回股份之主要規定，以及有關本公司購回其股份之其他詳情，已詳載於本通函附錄二之說明函件內。

重聘核數師

審核委員會已向董事會建議而後者亦同意，待股東於二零零八年度股東週年大會批准後，重聘安永會計師事務所為本公司來年之核數師。

重選董事

根據公司細則第99條，董事有權（當中包括）委任任何人士加入董事會成為新增董事，而所獲委任的董事任期祇為直至本公司下一屆股東週年大會為止，屆時彼將符合資格於會上重選連任。

Napoleon L. Nazareno先生於二零零八年三月三十一日獲委任為本公司之非執行董事。根據公司細則第99條所規定，Nazareno先生之任期將於二零零八年度股東週年大會結束，屆時將符合資格於會上重選為董事。因此，本公司將於二零零八年度股東週年大會提出獨立決議案考慮建議重選Nazareno先生為本公司之非執行董事。

根據公司細則第117A、117B及117C條及守則，各董事（包括獲委任指定年期的董事）須最少每三年輪值告退一次。此外，決定輪值退任之董事將以自上一次獲選出或委任以來在任時間最長之董事優先退任。倘於同日出任董事者，除非彼等另行互相協定，否則將以抽籤形式決定先行退任者。

於二零零七年度股東週年大會，彭澤仁先生（常務董事兼行政總監）、唐勵治先生（執行董事）、鄧永鏘爵士（獨立非執行董事）及陳坤耀教授（獨立非執行董事）為獲委任以來在任時間最長之四名董事，已於會上退任。所有退任董事符合資格重選連任，而且已獲重選連任，指定任期為三年，由二零零七年度股東週年大會舉行當日起計至下列最早日期為止：(1)本公司於二零一零年曆年舉行之股東週年大會當日；或(2)二零一零年五月三十一日；或(3)根據守則及／或公司細則董事須輪值退任當日。

於二零零八年度股東週年大會，黎高臣先生（執行董事）、謝宗宣先生（非執行董事）、Albert F. del Rosario大使（非執行董事）及Graham L. Pickles先生（獨立非執行董事）為獲委任以來在任時間最長之董事，彼等將於二零零八年度股東週年大會退任，但符合資格並願意於該股東週年大會重選連任。本公司將於二零零八年度股東週年大會提出獨立決議案考慮彼等建議重選連任之事宜。

召開二零零八年度股東週年大會之通告載於本通函第19至24頁。

本通函隨附二零零八年度股東週年大會之代表委任表格。無論　閣下能否出席二零零八年度股東週年大會，務請　閣下按代表委任表格列印之指示填妥及交回表格，而無論如何必須於二零零八年度股東週年大會指定舉行時間四十八小時前送達本公司主要辦事處。填妥及交回代表委任表格後，　閣下仍可親身出席二零零八年度股東週年大會，並於會上投票。

採納截至二零零七年十二月三十一日止年度之經審核賬目以及董事會與核數師報告

載有本公司截至二零零七年十二月三十一日止年度之經審核綜合賬目以及董事與核數師相關報告之本公司二零零七年年報，以及有關擬於二零零八年度股東週年大會重選連任之各退任董事資料已連同本通函寄交全體股東。本公司截至二零零七年十二月三十一日止年度之經審核綜合賬目已由本公司審核委員會審閱及董事會批准，並將於二零零八年度股東週年大會上徵求通過。

宣派末期及特別股息

於二零零八年三月三十一日，董事宣布本公司截至二零零七年十二月三十一日止年度之經審核業績。誠如按該公告所述，董事會建議派發截至二零零七年十二月三十一日止財政年度之末期股息每股5.00港仙(0.64美仙)及特別股息每股3.00港仙(0.38美仙)。待股東於二零零八年度股東週年大會批准後，本公司將按每位股東登記地址之當地法定貨幣以現金派發末期股息及特別股息如下：登記地址為香港、澳門及中國之股東獲派發港幣股息；登記地址為英國之股東獲派發英鎊股息；而登記地址為其他國家之所有股東則獲派發美元股息。預期股息單約於二零零八年六月三十日(星期一)寄予股東。

本公司將於二零零八年五月三十一日(星期六)至二零零八年六月四日(星期三)期間(包括首尾兩日)暫停辦理股東登記手續，期間將不辦理股份過戶登記。為符合資格獲分派擬派末期股息及特別股息，所有填妥之股份過戶表格連同相關股票須於二零零八年五月三十日(星期五)下午四時三十分或之前送交本公司之股份過戶登記處香港分處香港中央證券登記有限公司辦理登記，地址為香港灣仔皇后大道東183號合和中心17樓1712－1716室。

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司
(於百慕達註冊成立之有限公司)

股份編號:00142

網址:http://www.firstpacco.com

主席:
林逢生

執行董事:
彭澤仁 *(常務董事兼行政總監)*
唐勵治
黎高臣

非執行董事:
林文鏡
林宏修
Ibrahim Risjad
Albert F. del Rosario大使
謝宗宣
Napoleon L. Nazareno

獨立非執行董事:
陳坤耀教授(金紫荊星章、CBE、太平紳士)
鄧永鏘爵士(KBE)
Graham L. Pickles

主要辦事處:
香港中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者:

股東週年大會通告
及有關發行股份
及購回股份之一般授權
以及重選董事之建議

緒言

本通函旨在向 閣下提供有關召開二零零八年度股東週年大會之資料,以及說明將於二零零八年度股東週年大會處理之事項。按照良好企業管治常規,二零零八年度股東週年大會主席將指示按股數表決方式就通告所載各項決議案投票。

「英磅」	指	英國之法定貨幣英磅；
「聯交所」	指	香港聯合交易所有限公司；
「主要股東」	指	First Pacific Investments Limited及First Pacific Investments (B.V.I.) Limited；
「收購守則」	指	香港公司收購及合併守則；及
「美元」	指	美利堅合眾國之法定貨幣美元。

「標準守則」	指	聯交所上市公司董事進行證券交易之標準守則；
「MPIC」	指	Metro Pacific Investments Corporation，本公司擁有約94%間接經濟權益的菲律賓有限公司，其股份於菲律賓證交所上市；
「通告」	指	載於本通函第19至24頁之二零零八年度股東週年大會通告；
「披索」	指	菲律賓共和國之法定貨幣菲律賓披索；
「PLDT」	指	Philippine Long Distance Telephone Company，於菲律賓註冊成立之有限公司，其股份於菲律賓證交所上市，而其美國預託證券於紐約證券交易所上市，現為本公司之聯營公司；
「中國」	指	中華人民共和國；
「菲律賓證交所」	指	菲律賓證券交易所；
「建議」	指	如本通函所載建議，包括重新授予董事配發及發行股份的一般授權；重新授予購回授權；授予董事配發及發行本公司根據購回授權所購回股份的一般授權以及重選董事；
「購回授權」	指	授予本公司可購回本公司股份之一般授權；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股東」	指	不時之股份持有人；
「股份」	指	本公司每股面值0.01美元之普通股，以及任何其後經該等普通股合併、分拆或重新分類而產生之任何股份；

在本通函及附錄內，除文義另有所指外，下列詞彙具有以下涵義：

「二零零七年度股東週年大會」	指	本公司於二零零七年六月一日召開及已舉行之股東週年大會；
「二零零八年度股東週年大會」	指	本公司以通告召開及將於二零零八年六月四日舉行之股東週年大會；
「美國預託證券」	指	美國預託股份之預託證券；
「美國預託股份」	指	PLDT之美國預託股份，以美國預託證券作憑證，每股美國預託股份相等於1股PLDT普通股；
「公司細則」	指	本公司不時修訂之公司章程細則；
「守則」	指	本公司於二零零五年三月十四日根據上市規則附錄14之條文採納之企業管治常規守則；
「本公司」或「第一太平」	指	第一太平有限公司，一間於百慕達註冊成立獲豁免之有限公司，其股份於聯交所上市；
「董事」	指	本公司不時委任之董事；
「第一太平集團」	指	第一太平及其附屬公司；
「香港」	指	中國香港特別行政區；
「港元」	指	香港法定貨幣港元；
「最後可行日期」	指	二零零八年四月二十三日，即確定本通函所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「澳門」	指	中國澳門特別行政區；

目　錄

此乃要件 請即處理

閣下如對本通函任何方面或對應採取之行動有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部出售或轉讓，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平有限公司

(於百慕達註冊成立之有限公司)

股份編號：00142

網址：http://www.firstpacco.com

股東週年大會通告
及有關發行股份
及購回股份之一般授權
以及重選董事之建議

第一太平有限公司謹訂於二零零八年六月四日（星期三）下午三時正假座香港中環干諾道中五號香港文華東方酒店二十三樓宴會廳舉行二零零八年度股東週年大會，召開大會之通告載於本通函第19至24頁。

無論 閣下能否出席大會，務請 閣下儘快填妥及交回隨附之代表委任表格，而無論如何必須於大會指定舉行時間四十八小時前將表格送達第一太平有限公司之主要辦事處（致：公司秘書處），地址為香港中環康樂廣場八號交易廣場第二座二十四樓。即使填妥及交回代表委任表格後， 閣下仍可親身出席大會，並於會上投票。

END

二零零八年四月三十日